UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                                 --------------

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                              Bucyrus-Erie Company
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   118902105
                                 (CUSIP Number)

                                 --------------

                            J. Andrew Rahl, Jr. Esq.
                      Anderson Kill Olick & Oshinsky, P.C.
              1251 Avenue of the Americas, New York, NY 10020-1182
                                 (212) 278-1469
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 14, 1994
            (Date of Event which Requires Filing of this Statement)

                                 --------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 118902105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jackson National Life Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) /x/

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     Conversion of pre-bankruptcy debt and equity obligations to post-bankruptcy equity in reorganized Issuer pursuant to a Plan of Reorganization. (00).

5    CHECK  BOX  IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Michigan

NUMBER OF      7    SOLE VOTING POWER
SHARES              4,228,384
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                4,228,384
REPORTING
PERSON         9    SOLE DISPOSITIVE POWER
WITH                4,228,384

               10   SHARED DISPOSITIVE POWER
                    4,228,384

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,228,384

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.6% (*based on amount deemed outstanding as of the effective date of the Plan of Reorganization)

14   TYPE OF REPORTING PERSON*
     Life Insurance Company (IC)

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No. 118902105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PPM America, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) /x/

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     Conversion of pre-bankruptcy debt and equity obligations to post-bankruptcy equity in reorganized Issuer pursuant to a Plan of Reorganization. (00).

5    CHECK  BOX  IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              4,228,384
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                4,228,384
REPORTING
PERSON         9    SOLE DISPOSITIVE POWER
WITH                4,228,384

               10   SHARED DISPOSITIVE POWER
                    4,228,384

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,228,384

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.6% *(based on amount deemed outstanding as of the effective date of the Plan)

14   TYPE OF REPORTING PERSON*
     Investment Adviser (IA)

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

     This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Bucyrus-Erie Company (the "Issuer"). The address of the principal executive offices of the Issuer is 1100 Milwaukee Avenue, South Milwaukee, Wisconsin 53172.

Item 2.  Identity and Background.

     (a) This statement is being filed by Jackson National Life Insurance Company, a Michigan life insurance company ("JNL"), and PPM America, Inc., a Delaware corporation ("PPM America"). JNL is a wholly-owned subsidiary of Brooke Life Insurance Company ("Brooke"), a Michigan corporation which is a wholly-owned subsidiary of Brooke Holdings, Inc. Brooke Holdings, Inc. is a Delaware corporation and a wholly-owned subsidiary of Prudential Corporation Holdings Limited, which is a corporation organized under the laws of the United Kingdom and a wholly-owned subsidiary of Prudential Corporation plc ("Prudential"). PPM America is a wholly owned subsidiary of Prudential Portfolio Managers Limited, a corporation organized under the laws of the United Kingdom ("PPM Ltd."), which is, in turn, a wholly-owned subsidiary of Prudential. Prudential is a corporation organized under the laws of the United Kingdom and is ultimately in control of each of JNL and PPM America. No notification of a current shareholding of 3% or more of the share capital of Prudential has been received by Prudential. The names of the directors and executive officers of JNL, Brooke, PPM America, PPM Ltd. and Prudential are set forth in Schedule I hereto and are hereby incorporated herein by reference.

     (b) The principal business address of JNL is 5901 Executive Drive, Lansing, Michigan 48911. The principal business address of PPM America is 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606. The principal business address of Brooke is 5901 Executive Drive, Lansing, Michigan 48911. The principal business address of PPM Ltd. is 1 Stephen Street, London, W1P 2AP, England. The principal business address of Prudential is 142 Holborn Bars, London, EC1N 2NH, England. The principal business addresses of the directors and executive officers of JNL, PPM America, Brooke, PPM Ltd. and Prudential are set forth in Schedule I hereto and are hereby incorporated herein by reference.

     (c) The principal business of each of JNL and Brooke is providing life insurance services and related financial products throughout the United States. The principal business of PPM America is investment management principally for JNL and certain other affiliates of Prudential. The principal business of PPM Ltd. is investment management principally for Prudential and certain of its affiliates and certain external clients. Prudential is a holding company which is one of the largest insurance companies in the United Kingdom. The principal occupation or employment of each of the directors and executive officers of JNL, PPM America, Brooke, PPM Ltd. and Prudential and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted are set forth in Schedule I hereto and are hereby incorporated herein by reference.

     (d) During the last five years, neither JNL, PPM America, Brooke, PPM Ltd. or Prudential, nor to the best of their knowledge, any of the directors or executive officers of any of them, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither JNL, PPM America, Brooke, PPM Ltd. or Prudential, nor to the best of their knowledge, any of the directors or executive officers of any of them, have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

     (f) See (a) above with respect to the citizenship of each of JNL, PPM America, Brooke, PPM Ltd. and Prudential. The citizenship of each director and executive officer of each such entity is set forth in Schedule I hereto and is hereby incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

     On February 18, 1994 (the "Petition Date"), each of Bucyrus-Erie Company ("Bucyrus") and its parent, B-E Holdings, Inc. ("Holdings"), filed petitions for relief under Chapter 11 of the Federal Bankruptcy Code with the United States Bankruptcy Court, Eastern District of Wisconsin (the "Proceedings"). The Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and Bucyrus-Erie Company dated September 19, 1994, as modified December 1, 1994, (the "Plan"), a copy of which is annexed hereto as Exhibit 1, was confirmed on December 1, 1994 by the United States Bankruptcy Court, Eastern District of Wisconsin.

Capitalized terms used but not defined in this Item 3 have the meanings given to them in the applicable sections of the Plan, which sections are referred to in this Item 3 after such terms are initially used and are incorporated by reference herein.

     Pursuant to Section 3.09 of the Plan, JNL's claim as the holder of $60 million principal amount of Resettable Senior Notes due January 1, 1996 of the Issuer (the "Bucyrus Resettable Senior Notes") was classified as a Class 4B Claim (Sections 1.038, 1.039 and 3.09). Pursuant to Section 3.09(b) of the Plan, on or as soon as practicable after the Effective Date (Section 1.055) of the Plan, JNL as the holder of the Allowed (Section 1.004) Class 4B Claim became entitled to receive, in full and final satisfaction of such claim (i) 4,057,203 shares of Common Stock, and (ii), subject to certain conditions relating to voting in favor of the Plan and entering into an Indemnification Agreement with the Creditors Committee, Holdings and Bucyrus, which conditions were satisfied,
(x) any recovery of cash or property obtained by or on behalf of the Issuer with respect to any Cause of Action (Section 1.036) against a Non-Released Person (Section 9.04) which arose prior to February 18, 1994, and (y) in the event and to the extent that a Claim or Equity Interest (Section 1.057) held by a Non-Released Person is not Allowed by Final Order (Section 1.061) by reason of the acts or omissions of such Non-Released Person prior to February 18, 1994, the property that would otherwise have been distributed under the Plan to such Non-Released Person if such Claim or Equity Interest had been Allowed in full.

     Certain releases contained in the Plan do not release any Cause of Action which Holdings or Bucyrus may have against the Non-Released Persons, being Goldman Sachs & Co., its affiliate, Broad Street Investment Fund I, L.P., South Street Corporate Recovery Fund I, L.P., South Street Leveraged Corporate Recovery Fund, L.P., South Street Corporate Recovery Fund I (International), L.P., Greycliff Partners, Ltd. or any of their respective successors, predecessors and other related parties. Pursuant to Section 9.06 of the Plan, by having entered into the Indemnification Agreement dated as of November 30, 1994 with the Creditors Committee, Holdings and Bucyrus, JNL has the exclusive right and authority, in its sole discretion to pursue as a representative of Holdings' and Bucyrus' bankruptcy estates any claims, rights or Causes of Action of Holdings or Bucyrus against a Non-Released Person. As discussed above, pursuant to Section 3.09(b), any recovery of cash or property obtained by or on behalf of the Issuer with respect to any Cause of Action against a Non-Released Person which arose prior to February 18, 1994 shall constitute a distribution on JNL's claim as the holder of the Bucyrus Resettable Senior Notes. JNL is required to pay all the costs and expenses of pursuing such matters.

     Accordingly, pursuant to Section 3.09(b)(ii) of the Plan, JNL and, thus, PPM may be entitled from time to time after the date of this filing to receive additional shares of Common Stock.

     Pursuant to Section 7.02 of the Plan, Common Stock to be issued under the Plan is deemed to be issued as of the Effective Date regardless of the date on which it is actually dated, authenticated or distributed.

Item 4.  Purpose of Transaction.

     Except as otherwise described herein, the reporting persons acquired the shares of Common Stock described in Item 5 below for investment purposes.

     Although the reporting persons may in the future seek in open market or privately negotiated transactions, to acquire additional shares of Common Stock or to dispose of all or a portion of Common Stock covered by this statement, the reporting persons presently do not intend to acquire additional shares of Common Stock in the open market or through privately negotiated transactions unless the price of the shares of Common Stock declines significantly from current levels or the restrictions described below in this Item 4 relating to the election of directors of the Issuer are removed or circumstances otherwise change to permit the reporting persons effectively to control the Board of Directors of the Issuer. The reporting persons may from time to time consider or discuss with third parties the disposition of some or all of the shares of Common Stock but do not presently intend to dispose of such securities. In making any decision whether to acquire or dispose of shares of Common Stock, the reporting persons will consider various factors, including, among other things, the Issuer's financial condition, business and prospects, the price at which such securities are trading, the corporate governance issues described herein, and the nature of other opportunities available.

     As described in Item 3 hereof, pursuant to Section 3.09(b)(ii) of the Plan, JNL and, thus, PPM may be entitled from time to time after the date of this filing to receive additional shares of Common Stock.

     The reporting persons have from time to time prior to and during the Proceedings discussed with Bucyrus, Holdings and/or unrelated third parties opportunities to engage in an extraordinary corporate transaction involving such companies or the sale or transfer of a material amount of assets of such companies. The reporting persons anticipate that they will continue to explore such types of opportunities with respect to the Issuer, as well as opportunities for the Issuer to engage in a significant acquisition.

     Pursuant to the Plan, on the Effective Date the Issuer amended and restated its certificate of incorporation (the "Restated Charter") and its bylaws (the "Restated Bylaws"). Among other things, the Restated Charter and Restated Bylaws provide for an initial board of directors consisting of seven directors (hereinafter referred to, together with their respective successors, if any, elected in the manner specified in Section 4.7(B) of the Restated Bylaws described below, the "Original Directors"). Pursuant to the Plan, the persons listed below were selected to serve as members of the Board of Directors commencing as of the Effective Date: Phillip W. Mork, the President of Bucyrus, was selected by Bucyrus' current board of directors (the "Bucyrus Director"); C. Scott Bartlett, Jr., George A. Poole, Jr. and Skip Victor (the "Committee Directors") were selected by the statutory creditors committee of unsecured creditors appointed pursuant to Section 1102 of the Bankruptcy Code (the "Creditors Committee"); and Joseph J. Radecki, Jr., F. John Stark, III and Russell W. Swansen were selected by JNL (the "JNL Directors"). The Restated Charter and Restated Bylaws further provide that each Original Director shall serve from and after the Effective Date until the annual meeting of stockholders to be held in 1996 (the "1996 Annual Meeting") and, pursuant to the provisions of Section 5.04(c) of the Plan described below, from and after the 1996 Annual Meeting until the Issuer's annual meeting of stockholders to be held in 1997 (the "1997 Annual Meeting"), and until their successors have been duly elected and qualified.

     Pursuant to Sections 5.04(c) of the Plan, all holders of Holdings' and Bucyrus' unsecured debt securities and Holdings' equity securities who accepted the Plan by ballot or master ballot and all holders of Holdings' and Bucyrus' unsecured debt securities and Holdings' equity securities who were entitled to receive shares of Common Stock pursuant to the Plan are deemed as of the Effective Date to have irrevocably agreed without any further action:

          (i) to cause the shares of Common Stock received pursuant to the Plan and all other shares of Common Stock beneficially owned by any such holder following the Effective Date to be voted for the election of each of the Original Directors as directors of the Issuer at the 1996 Annual Meeting for a one-year term ending on the date of the 1997 Annual Meeting and until their successors have been duly elected and qualified; and

          (ii) that any sale, transfer or other disposition, whether voluntary or involuntary, by operation of law or otherwise of any shares of Common Stock at any time prior to the 1996 Annual Meeting (a "Transfer", and any person to whom any shares of Common Stock are Transferred is referred to as a "Transferee") shall be made subject to the irrevocable agreement to vote such shares of Common Stock for the election of each of the Original Directors at the 1996 Annual Meeting.

Under Section 5.04(c) of the Plan, the irrevocable voting agreement described in
(i) above is binding upon the Transferees. Any amendment or modification of
Section 5.04 at any time prior to the 1997 Annual Meeting is prohibited. In accordance with Section 5.04 of the Plan, certain provisions of the Restated Charter (Articles V(A), VII(A), VII(C) and IX) and the Restated Bylaws (Sections 3.9, 4.2, 4.7(B) and 4.9) relating to the election, number, tenure, qualifications and removal of and vacancies with respect to the Board of Directors shall not be amended or modified at any time prior to the 1997 Annual Meeting.

     Section 4.7(B) of the Restated Bylaws provides that if prior to the 1997 Annual Meeting, a vacancy in the Board of Directors resulting from the death, resignation, retirement or removal for cause (an "Original Director Vacancy Event") of an Original Director occurs, then if such Original Director is (i) the Bucyrus Director, the Board of Directors shall appoint an officer of the Issuer who serves in such capacity prior to the Effective Date, or, in the absence of any such person, an officer of the Issuer then serving in such capacity; (ii) a JNL Director, the remaining JNL Directors (or their successors) shall appoint the successor to such JNL Director, provided, however, if an Original Director Vacancy Event occurs in respect of (x) all JNL Directors or
(y) the remaining JNL Director prior to the appointment of such a successor to the other JNL Director, then, if at the time the Original Director Vacancy Event described in (x) or (y) occurs, JNL owns (1) 30% or more of the then issued and outstanding shares of Common Stock, the President of JNL shall appoint successors to such JNL Directors or (2) less than 30% of the then issued and outstanding shares of New Common Stock, a majority of the remaining Original Directors shall appoint successors to such JNL Directors; or (iii) a Committee Director, the remaining Committee Directors (or their successors) shall appoint the successor to such Committee Director, provided, however, if an Original Director Vacancy Event occurs in respect of (x) all Committee Directors or (y) the remaining Committee Director prior to the appointment of a successor to the other Committee Director prior to the appointment of a successor to the other Committee Director, a majority of the remaining Original Directors shall appoint successors to such Committee Directors.

     Article VII(A) of the Restated Charter provides that except as provided in the Restated Bylaws in effect immediately after the Effective Date, the size of the Board of Directors, which shall be fixed at seven members, shall not be increased or decreased prior to the 1997 Annual Meeting. Section 4.2 of the Restated Bylaws provides that prior to the 1997 Annual Meeting the Board of Directors may be increased to more than seven members if a resolution authorizing such increase is passed at a meeting of the Issuer's Board of Directors by a resolution adopted by (i) not less than two-thirds of the members then constituting the Board of Directors or (ii) a majority of the Board of Directors in connection with any transaction involving the Issuer that requires approval of the stockholders of the Issuer under the General Corporation Law of the State of Delaware and that is approved by the stockholders at such meeting, provided that in either case notice of the proposed change was given in a notice provided no less than 24 hours prior to the meeting of the Board of Directors.

     Section 5.04(f) of the Plan prohibits JNL from taking any action, or causing any Affiliate (as defined in the Bankruptcy Code) thereof to take any action, to remove any Original Director other than a JNL Director (or any successor to a JNL Director) prior to the 1997 Annual Meeting, provided that such prohibition shall not apply to any action by JNL or any Affiliate thereof to remove any director of the Issuer (i) for any reason at any time when JNL or any Affiliates thereof in the aggregate (x) beneficially own less than 25% of all of the outstanding shares of Common Stock or (y) do not constitute the largest beneficial owner of Common Stock or (ii) for cause.

     Accordingly, JNL or PPM may be deemed to have the ability to influence the Issuer's Board of Directors and the JNL Directors may be deemed to participate, together with other members of the Issuer's Board of Directors, in the management of the Issuer. The JNL Directors, in their capacity as members of the Board of Directors, will necessarily consider proposals from time to time regarding the business and affairs of the Issuer, possibly including matters of the nature enumerated in clauses (a) through (j), inclusive, of Item 4 of
Schedule 13D. If any such matter is presented to the Issuer's Board of Directors, the JNL Directors intend to act thereon in accordance with their business judgment at such time.

     Except as aforesaid, neither JNL, PPM America, Brooke, PPM Ltd. or Prudential, nor to the best of their knowledge, any of the directors or executive officers of any of them, presently has plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Items 11 and 13 of the cover pages are incorporated herein by reference.

     Pursuant to Section 7.02 of the Plan, Common Stock to be issued under the Plan is deemed to be issued as of the Effective Date regardless of the date on which it is actually dated, authenticated or distributed. Accordingly, based on information provided by the Issuer, for purposes of determining the percentages of Common Stock required to be disclosed herein, the reporting persons have assumed 10,170,143 to be the total number of outstanding shares of Common Stock of the Issuer as of the Effective Date.

     The Effective Date of the Plan occurred on December 14, 1994. As of such date, pursuant to Section 3.09(b) of the Plan, JNL received or had the right to receive, and, accordingly, JNL and PPM America were deemed to hold, an aggregate amount of 4,228,384 shares of Common Stock, which represents 41.6% of the shares of Common Stock deemed to be outstanding immediately after the Effective Date of the Plan.

     Except as set forth herein, neither JNL, PPM America, Brooke, PPM Ltd. or Prudential, nor to the best of their knowledge, any of the directors or executive officers of any of them, is the beneficial owner of any shares of Common Stock.

     (b) Items 7, 8, 9 and 10 of the cover pages are incorporated herein by reference. Except as set forth therein, neither JNL, PPM America, Brooke, PPM Ltd. or Prudential, nor to the best of their knowledge, any of the directors or executive officers of any of them, has the power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

     (c) Except as described in Item 3 above, no transactions in the Common Stock of the Issuer were effected by JNL, PPM America, Brooke, PPM Ltd. or Prudential, or to the best of their knowledge, any of the directors or executive officers of any of them, during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

     The disclosure provided in Item 4 hereof with respect to the election of directors is incorporated in this Item 6 by reference.

     PPM America serves as the investment advisor to JNL. Pursuant to a certain Discretionary Investment Management Agreement between JNL and PPM America dated as of April 14, 1993, a copy of which is annexed hereto as Exhibit 4, PPM America may vote JNL's shares of Common Stock and may make investment decisions regarding such shares of Common Stock, including decisions to dispose of all or some of the shares of Common Stock.

     Pursuant to the Plan, the Issuer entered into the New Bucyrus Registration Rights Agreement (as defined in Section

1.094 of the Plan), which provides for certain registration and related rights of the holders of an aggregate of 1,000,000 or more shares of the Common Stock distributed pursuant to the Plan. Such agreement is annexed as Exhibit 5 hereto. JNL is entitled to rights under such agreement by reason of being the holder of an aggregate of more than 1,000,000 shares of the Common Stock distributed pursuant to the Plan.

     As described in Item 3 hereof, pursuant to Section 3.09(b)(ii) of the Plan, JNL may be entitled from time to time after the date of this filing to acquire additional shares of Common Stock.

     Except as set forth herein, neither JNL, PPM America, Brooke, PPM Ltd. and Prudential, nor to the best of their knowledge, any of the directors or executive officers of any of them, have any other contracts, arrangements, understandings or relationships with respect to shares of Common Stock or any other securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

(1)  Second Amended Joint Plan of Reorganization of B-E
     Holdings, Inc. and Bucyrus-Erie Company dated September
     19, 1994, as modified December 1, 1994, and as confirmed by the United States Bankruptcy Court,
     Eastern District of Wisconsin;

(2)  Restated Bylaws of Bucyrus-Erie Company;

(3)  Certificate of Merger of B-E Holdings, Inc. into
     Bucyrus- Erie Company, with attached Restated
     Certificate of Incorporation of Bucyrus-Erie Company;

(4)  Discretionary Investment Management Agreement between
     JNL and PPM America dated April 14, 1994; and

(5)  Registration Rights Agreement dated as of December 14,
     1994.


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



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 1994

                                            JACKSON NATIONAL LIFE
                                                 INSURANCE COMPANY



                                            By: /s/ F. John Stark, III
                                                -------------------------
                                                Name:  F. John Stark, III
                                                Title: Attorney-in-Fact


                                            PPM AMERICA, INC.



                                            By: /s/ F. John Stark, III
                                                -------------------------
                                                Name:  F. John Stark, III
                                                Title: Senior Vice President
                                                       and General Counsel

                                   SCHEDULE I

                        EXECUTIVE OFFICERS AND DIRECTORS
                  OF JACKSON NATIONAL LIFE INSURANCE COMPANY,
                BROOKE LIFE INSURANCE COMPANY, PPM AMERICA, INC.
                   PRUDENTIAL PORTFOLIO MANAGERS LIMITED AND
                           PRUDENTIAL CORPORATION PLC


     A complete list of the directors and executive officers of Jackson National Life Insurance Company, Brooke Life Insurance Company, PPM America, Inc., Prudential Portfolio Managers Limited and Prudential Corporation plc, their business addresses, their present principal occupations or employments and the name, principal business and address of any corporation or other organization in which such employment is conducted and their citizenships is set forth on the following pages.

     The following defined terms are used throughout the information provided herein with respect to the executive officers and directors of Jackson National Life Insurance Company, Brooke Life Insurance Company, PPM America, Inc., Prudential Portfolio Managers Limited and Prudential Corporation plc:

Jackson National Life Insurance Company                     ("JNL")

Brooke Life Insurance Company                               ("Brooke")

PPM America, Inc.                                           ("PPM America")

Prudential Portfolio Managers Limited                       ("PPM Ltd.")

Prudential Corporation plc                                  ("Prudential")

                    JACKSON NATIONAL LIFE INSURANCE COMPANY


     The executive officers and directors of JNL are as follows:


Robert Saltzman, Director, President and Chief Executive Officer

John Alfred Knutson, Director, Chief Operating Officer and Senior Vice President

Guy Vincent Barker, Chief Actuary and Senior Vice President

Alan Ronald Cook, Senior Vice President

Paul (Pete) B. Pheffer, Senior Vice President, Chief Financial Officer and Treasurer

Andrew Hopping, Senior Vice President

William Alan Gray, Senior Vice President

Michael George Newmarch, Director and Chairman

Thomas J. Meyer, Secretary, General Counsel and Vice President

                    JACKSON NATIONAL LIFE INSURANCE COMPANY


Responses to Sections (a), (b), (c) and (f) of Item 2:

(a)  Name and Position:                 Robert Saltzman, President and
                                        Chief Executive Officer

(b)  Business Address:                  5901 Executive Drive
                                        Lansing, Michigan  48911


(c)  Present Principal Occupation       President and Chief Executive Officer of JNL; President of Brooke;
     or Employment and the Name,        President of Brooke Holdings, Inc., Chrissy
     Principal Business and Address     Corporation, Jackson National Life
     of any Corporation or other        Insurance Company of Michigan
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.S.A.

******************************************************************************

(a)  Name and Position:                 John Alfred Knutson, Chief Operating Officer and
                                        Senior Vice President

(b)  Business Address:                  5901 Executive Drive
                                        Lansing, Michigan  48911


(c)  Present Principal Occupation       Senior Vice President and Chief Operating Officer
     or Employment and the Name,        of JNL, Brooke, Brooke Holdings, Inc., Chrissy
     Principal Business and Address     Corporation, Jackson National Life Insurance
     of any Corporation or other        Company of Michigan
     Organization in which such
     Employment is conducted:           President of Jackson National Capital
                                        Management Funds and Jackson National
                                        Financial Services, Inc., and JNL of Argentina



(f)  Citizenship:                       U.S.A.


******************************************************************************

(a)  Name and Position:                 Guy Vincent Barker, Chief Actuary and Senior
                                        Vice President


(b)  Business Address:                  5901 Executive Drive
                                        Lansing, Michigan  48911


(c)  Present Principal Occupation       Chief Actuary and Senior Vice President of
     or Employment and the Name,        JNL, Brooke, Brooke Holdings, Inc., Chrissy
     Principal Business and Address     Corporation, Jackson National Life Insurance
     of any Corporation or other        Company of Michigan
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Alan Ronald Cook, Senior Vice President


(b)  Business Address:                  5901 Executive Drive
                                        Lansing, Michigan  48911


(c)  Present Principal Occupation       Senior Vice President of JNL, Jackson National
     or Employment and the Name,        Life Insurance Company of Michigan
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Paul (Pete) B. Pheffer, Chief Financial Officer,
                                        Treasurer and Senior Vice President



(b)  Business Address:                  5901 Executive Drive
                                        Lansing, Michigan  48911


(c)  Present Principal Occupation       Chief Financial Officer, Treasurer and Senior
     or Employment and the Name,        Vice President of JNL, Brooke, Brooke Holdings,
     Principal Business and Address     Inc., Chrissy Corporation, Jackson National Life
     of any Corporation or other        Insurance Company of Michigan
     Organization in which such
     Employment is conducted:

(f)  Citizenship:                       U.S.A.

******************************************************************************

(a)  Name and Position:                 Andrew Hopping, Senior Vice President


(b)  Business Address:                  5901 Executive Drive
                                        Lansing, Michigan  48911


(c)  Present Principal Occupation       Senior Vice President of JNL, Jackson National
     or Employment and the Name,        Life Insurance Company of Michigan
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.S.A.

******************************************************************************

(a)  Name and Position:                 William Alan Gray, Senior Vice President


(b)  Business Address:                  5901 Executive Drive
                                        Lansing, Michigan  48911


(c)  Present Principal Occupation       Senior Vice President of JNL, Brooke, Brooke
     or Employment and the Name,        Holdings, Inc., Chrissy Corporation, Jackson
     Principal Business and Address     National Life Insurance Company of Michigan,
     of any Corporation or other        and Jackson National Financial Services, Inc.



     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.S.A.

******************************************************************************

(a)  Name and Position:                 Thomas J. Meyer, Secretary, General Counsel
                                        and Vice President


(b)  Business Address:                  5901 Executive Drive
                                        Lansing, Michigan  48911


(c)  Present  Principal  Occupation     Secretary,  General  Counsel  and  Vice President
     or Employment and the Name,        for JNL, Brooke, Brooke Holdings, Inc.,  Chrissy
     Principal  Business  and Address   Corporation,  Jackson National  Life  Insurance
     of  any  Corporation  or  other    Company  of Michigan, Jackson National
     Organization  in  which  such      Financial Services, Inc.
     Employment is conducted:
                                        Secretary for Jackson National Capital
                                        Management Funds

(f)  Citizenship:                       U.S.A.

******************************************************************************

(d)  Name and Position:                 Michael (Mick) George Newmarch,
                                        Director and Chairman


(e)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(f)  Present Principal Occupation       Director and Chairman of JNL;
     or Employment and the Name,        Chairman and Director of PPM
     Principal Business and Address     Ltd.; Group Chief Executive and
     of any Corporation or other        Director of Prudential
     Organization in which such
     Employment is conducted:

(f)  Citizenship:                       U.K.
******************************************************************************


                         BROOKE LIFE INSURANCE COMPANY


                  The directors of Brooke are as follows:

                  Robert Saltzman (see previous description)
                  John Alfred Knutson (see previous description)
                  Guy Vincent Barker (see previous description)

                  The executive officers of Brooke are the same individuals as the executive officers of JNL other than Alan Ronald Cook and Andrew Hopping. (Please refer to the previous pages with respect to those individuals.)

                               PPM AMERICA, INC.


      The executive officers and directors of PPM America are as follows:


Russell W. Swansen, President and Director

F. John Stark, Senior Vice President, Secretary, General Counsel and Director

Bruce Gorchow, Senior Vice President and Director

Richard Brody, Senior Vice President and Director

Kenneth Schlemmel, Senior Vice President

Hugh Jenkins, Chairman and Director

Andrew Jenkinson, Director

Rodney Dennis, Director

                               PPM AMERICA, INC.



Responses to Sections (a), (b), (c) and (f) of Item 2:

(a)  Name and Position:                 Russell W. Swansen, President and Director


(b)  Business Address:                  225 West Wacker Drive, Suite 1200
                                        Chicago, Illinois  60606


(c)  Present Principal  Occupation      President and Director of PPM America
     or Employment and the Name,
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.S.A.

******************************************************************************

(a)  Name and Position:                 F. John Stark, Senior Vice President, General
                                        Counsel, Secretary and Director


(b)  Business Address:                  225 West Wacker Drive, Suite 1200
                                        Chicago, Illinois  60606


(c)  Present Principal Occupation       Senior Vice President, General Counsel,
     or Employment and the Name,        Secretary and Director of PPM America
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.S.A.



******************************************************************************

(a)  Name and Position:                 Bruce Gorchow, Senior Vice President and
                                        Director


(b)  Business Address:                  225 West Wacker Drive, Suite 1200
                                        Chicago, Illinois  60606


(c)  Present  Principal  Occupation     Senior Vice President and Director of
     or Employment and the Name,        PPM America
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.S.A.

******************************************************************************

(a)  Name and Position:                 Richard Brody, Senior Vice President and
                                        Director


(b)  Business Address:                  225 West Wacker Drive, Suite 1200
                                        Chicago, Illinois  60606


(c)  Present  Principal  Occupation     Senior Vice President and Director of
     or Employment and the Name,        PPM America
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.S.A

******************************************************************************

(a)  Name and Position:                 Kenneth Schlemmel, Senior Vice President


(b)  Business Address:                  225 West Wacker Drive, Suite 1200



                                        Chicago, Illinois  60606


(c)  Present  Principal  Occupation     Senior Vice President of PPM America
     or Employment and the Name,
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.S.A.

******************************************************************************

(a)  Name and Position:                 Hugh Jenkins, Chairman and Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Chairman and Director of PPM America; Chief
     or Employment and the Name,        Executive, Director and Deputy Chairman of
     Principal Business and Address     PPM Ltd. at 142 Holborn Bars, London, EC1N
     of any Corporation or other        2NH, England; Director of Prudential at same
     Organization in which such         address as PPM Ltd.
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Andrew Jenkinson, Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director of PPM America; Finance Director
     or Employment and the Name,        and Director of PPM Ltd. at 142 Holborn Bars,
     Principal Business and Address     London, EC1N 2NH, England
     of any Corporation or other
     Organization in which such



         Employment is conducted:

(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Rodney Dennis, Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director of PPM America; Director and
     or Employment and the Name,        Managing Director of PPM Securities at
     Principal Business and Address     142 Holborn Bars, London, EC1N 2NH, England
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.




                     PRUDENTIAL PORTFOLIO MANAGERS LIMITED


        The executive officers and directors of PPM Ltd. are as follows:


Michael (Mick) George Newmarch, Chairman and Director

Hugh Jenkins, Chief Executive, Deputy Chairman and Director

Huw Jones, Director and Corporate Finance Director

Rodney Dennis, Director and Deputy Managing Director - PPM Securities

Julian Gell, Director and Personnel Director

Lorraine Baldry, Director and Managing Director - Property Division

Andrew Jenkinson, Director and Finance Director

Michael Denham, Director and Managing Director - PPM Pensions Ltd.

David Hanson, Director and Administrative Director

Paul Brooks, Director and Managing Director, Venture Managers

Christopher Cheetham, Director and Investment Strategy Director

                     PRUDENTIAL PORTFOLIO MANAGERS LIMITED


Responses to Sections (a), (b), (c) and (f) of Item 2:


(a)  Name and Position:                 Mick Newmarch, Chairman and Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Chairman and Director of PPM Ltd.;
     or Employment and the Name,        Group Chief Executive and Director of Prudential
     Principal Business and Address     (same address as PPM Ltd.)
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Hugh Jenkins, Chief Executive Officer. Director,
                                        and Deputy Chairman


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present  Principal  Occupation     Chief  Executive, Director and Deputy Chairman
     or Employment and the Name,        of PPM Ltd.; Chairman and Director of PPM
     Principal Business and Address     America at 225 West Wacker Drive, Suite 1200,
     of any Corporation or other        Chicago, IL 60606; Director of Prudential at
     Organization in which such         same address as PPM Ltd.
     Employment is conducted:

(f)  Citizenship:                       U.K.



******************************************************************************

(a)  Name and Position:                 Huw Jones, Corporate Finance Director and
                                        Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director and Corporate Finance Director of PPM
     or Employment and the Name,        Ltd.
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K

******************************************************************************

(a)  Name and Position:                 Rodney Dennis, Director and Deputy Managing
                                        Director of PPM Securities

(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director of PPM Ltd. and Deputy Managing
     or Employment and the Name,        Director of PPM Securities at same address as
     Principal Business and Address     PPM Ltd.; Director of PPM America at 225 West
     of any Corporation or other        Wacker Drive, Suite 1200, Chicago, IL  60606
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Julian Gell, Director and Personnel Director

(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England




(c)  Present Principal Occupation       Director and Personnel Director of PPM Ltd.
     or Employment and the Name,
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Lorraine Baldry, Director and Managing Director
                                        Property Division


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director and Managing Director of
     or Employment and the Name,        Property Division of PPM Ltd.
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Andrew Jenkinson, Director and Finance Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director and Finance Director of PPM Ltd.
     or Employment and the Name,        Director of PPM America at 225 West Wacker
     Principal Business and Address     Drive, Suite 1200, Chicago, IL  60606
     of any Corporation or other
     Organization in which such
     Employment is conducted:




(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Michael Denham, Director and Managing
                                        Director - PPM Pensions Ltd.


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director of PPM Ltd. and Managing Director -
     or Employment and the Name,        PPM Pensions Ltd.
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 David Hanson, Director and Administration
                                        Director

(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director and Administration Director of PPM
     or Employment and the Name,        Ltd.
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Paul Brooks, Director and Managing Director,
                                        Venture Managers



(b)  Business Address:                  1 Waterhouse Square
                                        Holborn Bars
                                        London, EC1N 2ST, England


(c)  Present Principal Occupation       Director of PPM Ltd. and Managing Director of
     or Employment and the Name,        Prudential Venture Managers at 1 Waterhouse
     Principal Business and Address     Square, Holborn Bars, London, EC1N 2ST, England
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Christopher Cheetham, Director and Investment
                                        Strategy Director

(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director and Investment Strategy Director of
     or Employment and the Name,        PPM Ltd.
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.






                           PRUDENTIAL CORPORATION PLC


       The executive officers and directors of Prudential are as follows:


Sir Brian Corby, Chairman and Director

Michael Abrahams, Deputy Chairman and Director

Michael (Mick) George Newmarch, Group Chief Executive and Director

Keith Bedell-Pearce, Director, Chief Executive - Prudential Financial Services

Peter Davis, Director

Niall FitzGerald, Director

Sir Trevor Holdsworth, Director

Sir Martin Jacomb, Director

Hugh Jenkins, Director, Chief Executive - Prudential Portfolio Managers

John Maxwell, Director, Corporate Development Director

Jim Sutcliffe, Director, Managing Director, Home Service Division

Andrew Teare, Director

                           PRUDENTIAL CORPORATION PLC


Responses to Sections (a), (b), (c) and (f) of Item 2:

(a)  Name and Position:                 Sir Brian Corby, Chairman and Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present  Principal  Occupation     Chairman and Director of Prudential
     or Employment and the Name,
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Michael Abrahams, Deputy Chairman and
                                        Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England



(c)  Present Principal Occupation       Deputy Chairman and Director of Prudential
     or Employment and the Name,
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:




(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Peter Davis, Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England



(c)  Present Principal  Occupation      Director of Prudential
     or Employment and the Name,
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                        U.K.

******************************************************************************

(a)  Name and Position:                  Niall FitzGerald, Director


(b)  Business Address:                   Unilever plc
                                         Blackfriars,
                                         PO Box 68
                                         London, EC4P 4BQ, England


(c)  Present  Principal  Occupation      Director of Prudential; Chairman  - Unilever  plc,
     or Employment and the Name,         Blackfriars, PO Box 68, London, EC4P 4BQ, England
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                        Ireland


******************************************************************************




(a)  Name and Position:                 Sir Trevor Holdsworth, Director


(b)  Business Address:                  National Power
                                        Senator House
                                        85 Queen Victoria Street
                                        London, EC4V 4DP, England


(c)  Present Principal Occupation       Director of Prudential; Chairman - National
     or Employment and the Name,        Power, Senator House, 85 Queen Victoria Street,
     Principal  Business and Address    London, EC4V 4DP, England
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Sir Martin Jacomb, Director


(b)  Business Address:                  Postel Investment Management Limited
                                        Standon House
                                        21 Mansell Street
                                        London, E1 8AA, England


(c)  Present Principal Occupation       Director of Prudential;  Chairman - Postel
     or Employment and the Name,        Investment Management Limited, Standon House,
     Principal Business and Address     21 Mansell Street, London, E1 8AA, England
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Andrew Teare, Director


(b)  Business Address:                  Group Chief Executive



                                        English China Clays plc
                                        125 Wood Street
                                        London, EC2V 7AQ, England


(c)  Present Principal Occupation       Director of Prudential; Group Chief Executive -
     or Employment and the Name,        English China Clays plc, 125 Wood Street,
     Principal Business and Address     London, EC2V 7AQ, England
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Michael (Mick) George Newmarch, Group Chief
                                        Executive and Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England



(c)  Present Principal Occupation       Group Chief Executive and Director of
     or Employment and the Name,        Prudential; Chairman and Director PPM Ltd. at
     Principal Business and Address     same address as Prudential
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Keith Bedell-Pearce, Director



(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England





(c)  Present Principal Occupation       Director of Prudential; Chief Executive of
     or  Employment  and the Name,      Prudential Financial Services at same address
     Principal Business and Address     as Prudential
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Hugh Jenkins, Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director of Prudential; Chief Executive, Director
     or Employment and the Name,        and Deputy Chairman of PPM Ltd. at same
     Principal Business and Address     address as Prudential; Chairman and Director
     of any Corporation or other        of PPM America at 225 West Wacker Drive,
     Organization in which such         Suite 1200, Chicago, IL  60606
     Employment is conducted:


(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 John Maxwell, Director and Corporate
                                        Development Director


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director and Corporate Development Director of
     or Employment and the Name,        Prudential
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:




(f)  Citizenship:                       U.K.

******************************************************************************

(a)  Name and Position:                 Jim Sutcliffe, Director, Managing Director of
                                        Home Service Division


(b)  Business Address:                  142 Holborn Bars
                                        London, EC1N 2NH, England


(c)  Present Principal Occupation       Director of Prudential; Managing Director of
     or Employment and the Name,        Home Service at same address
     Principal Business and Address
     of any Corporation or other
     Organization in which such
     Employment is conducted:


(f)  Citizenship:                       U.K.





                                    EXHIBITS


The following items are attached hereto as exhibits pursuant to Item 7 of the
Schedule 13D. These exhibits have been copied from the originals for the purpose of this EDGAR filing. The original versions of all exhibits were duly executed.


         (1) Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and Bucyrus-Erie Company dated
                  September 19, 1994, as modified December 1, 1994, and as confirmed by the United States Bankruptcy Court, Eastern District of Wisconsin (the"Plan");

                    Exhibits to the Plan were filed with the Securities and Exchange Commission by the Issuer in the Issuer's 8-K Report dated December 1, 1994 as exhibits 2.1 thereto; such exhibits are incorporated herein.

         (2)      Restated Bylaws of Bucyrus-Erie Company;

         (3) Certificate of Merger of B-E Holdings, Inc. into Bucyrus-Erie Company, with attached Restated
                  Certificate of Incorporation of Bucyrus-Erie Company;

         (4) Discretionary Investment Management Agreement between JNL and PPM America dated April 14, 1994; and

         (5)      Registration Rights Agreement dated as of December 14,
                  1994.

                                                                  CONFIRMED COPY






                         UNITED STATES BANKRUPTCY COURT
                         EASTERN DISTRICT OF WISCONSIN

- ------------------------------------------------------------------x

In re                               :        Chapter 11 Case
                                             Nos. 94-20786-RAE
B-E HOLDINGS, INC.  and             :             94-20787-RAE
BUCYRUS-ERIE COMPANY,
                                    :        Jointly Administered
        Debtors.
                                    :
- ------------------------------------------------------------------x





                  SECOND AMENDED JOINT PLAN OF REORGANIZATION
                 OF B-E HOLDINGS, INC. AND BUCYRUS-ERIE COMPANY
                    UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
                          AS MODIFIED DECEMBER 1, 1994









MILBANK, TWEED, HADLEY & McCLOY
John G. Gellene
1 Chase Manhattan Plaza
New York, New York  10005
(212) 530-5000

HOWARD, SOLOCHEK & WEBER, S.C.
Albert Solochek
324 East Wisconsin Avenue
Milwaukee, Wisconsin  53202
(414) 272-0760

                               TABLE OF CONTENTS


ARTICLE I

DEFINITIONS..................................................................  1

ARTICLE II

TREATMENT OF ADMINISTRATIVE AND PRIORITY TAX CLAIMS.......................... 10
     A.  Administrative Claims............................................... 10
     B.  Priority Tax Claims................................................. 10

ARTICLE III

CLASSIFICATION AND TREATMENT OF CLASSIFIED CLAIMS AND EQUITY INTERESTS....... 10
     A.  Summary............................................................. 10
     B.  Classification and Treatment........................................ 11
     C.  Rights of Debtors Concerning Unimpaired Claims...................... 17
     D.  Automatic Amendment to Plan Upon Rejection of Plan by Class 9....... 17

ARTICLE IV

ACCEPTANCE OR REJECTION OF THE PLAN.......................................... 17
     A.  Voting Classes...................................................... 17
     B.  Acceptance by Impaired Classes...................................... 18
     C.  Presumed Acceptance of Plan......................................... 18
     D.  Confirmation Without Acceptance by All Impaired Classes............. 18

ARTICLE V

MEANS FOR IMPLEMENTATION OF THE PLAN......................................... 18
     A.  Continued Corporate Existence and Vesting of Assets in the
         Reorganized Debtor.................................................. 18
     B.  Transactions on the Effective Date.................................. 18
     C.  Corporate Governance, Directors and Officers and Corporate Action... 19
     D.  Professional Fee Claims............................................. 21
     E.  Sources of Cash for Plan Distribution............................... 21

ARTICLE VI

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES........................ 22
     A.  Assumption of Executory Contracts and Unexpired Leases.............. 22
     B.  Claims Based on Rejection of Executory Contracts or Unexpired
         Leases.............................................................. 22
     C.  Cure of Defaults for Executory Contracts and Unexpired Leases
         Assumed............................................................. 22
     D.  Indemnification of Directors, Officers and Employees................ 22
     E.  Compensation and Benefit Programs................................... 23

ARTICLE VII

PROVISIONS GOVERNING DISTRIBUTIONS........................................... 23
     A.  Distributions for Claims Allowed as of the Effective Date........... 23
     B.  Distributions by Disbursing Agents.................................. 23
     C.  Delivery and Distributions and Undeliverable or Unclaimed
         Distributions....................................................... 24
     D.  Distribution Record Date............................................ 24
     E.  Timing and Calculation of Amounts to be Distributed................. 25

                                                                            Page
                                                                            ----

     F.  Distribution and Fractional Securities.............................. 25
     G.  Setoffs............................................................. 25
     H.  Surrender of Canceled Instruments or Securities..................... 25
     I.  Impaired Debt Securities............................................ 25
     J.  Holdings Stock Certificates......................................... 26
     K.  Failure to Surrender Canceled Impaired Debt Securities or Canceled
         Holdings Stock Certificates......................................... 26
     L.  Lost, Stolen, Mutilated or Destroyed Impaired Debt Securities or
         Stock Certificates.................................................. 26
     M.  Cancellation of Existing Indentures and Bucyrus South Street Lease.. 26
     N.  Release of Indenture Trustee Charging Liens......................... 27
     O.  Allocation of Distributions to Holders of Allowed Claims............ 27

ARTICLE VIII

PROCEDURES FOR RESOLVING DISPUTED CLAIMS..................................... 27
     A.  Prosecution of Objections to Claims................................. 27
     B.  Estimation of Claims................................................ 27
     C.  Payments and Distributions on Disputed Claims....................... 28

ARTICLE IX

RELEASE AND RELATED PROVISIONS............................................... 28
     A.  Subordination....................................................... 28
     B.  Limited Release of Directors, Officers and Employees................ 28
     C.  Release in Respect of Becor Transactions and Certain Other Matters.. 29
     D.  Preservation of Rights of Action.................................... 29

ARTICLE X

REGISTRATION AND RELATED RIGHTS.............................................. 30

ARTICLE XI

CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN............ 31
     A.  Conditions Precedent to Confirmation................................ 31
     B.  Conditions Precedent to Consummation................................ 31
     C.  Waiver of Conditions................................................ 31

ARTICLE XII

RETENTION OF JURISDICTION.................................................... 31

ARTICLE XIII

MISCELLANEOUS PROVISIONS..................................................... 32
     A.  Dissolution of Committee............................................ 32
     B.  Payment of Statutory Fees........................................... 32
     C.  No Interest......................................................... 32
     D.  Discharge of Debtors................................................ 32
     E.  Injunction.......................................................... 33
     F.  Modification of Plan................................................ 34
     G.  Revocation of Plan.................................................. 34

                                                                            Page
                                                                            ----

     H.  Rules of Interpretation............................................. 34
     I.  Computation of Time................................................. 34
     J.  Governing Law....................................................... 34
     K.  Severability........................................................ 34
     L.  Successors and Assigns.............................................. 36

                                    EXHIBITS

     A   -   Amended Bylaws

     B   -   Amended Certificate of Incorporation

     C   -   Summary of New Bucyrus Registration Rights Agreement

     D   -   New South Street Term Sheet

     E   -   Merger Agreement

                         UNITED STATES BANKRUPTCY COURT
                         EASTERN DISTRICT OF WISCONSIN

- ------------------------------------------------------------x

In re                                   :        Chapter 11 Case
                                                 Nos. 94-20786-RAE
B-E HOLDINGS, INC.  and                 :             94-20787-RAE
BUCYRUS-ERIE COMPANY,
                                        :        Jointly Administered
        Debtors.
                                        :
- ------------------------------------------------------------x





                  SECOND AMENDED JOINT PLAN OF REORGANIZATION
                 OF B-E HOLDINGS, INC. AND BUCYRUS-ERIE COMPANY
                    UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
                          AS MODIFIED DECEMBER 1, 1994


     B-E Holdings, Inc. and Bucyrus-Erie Company hereby propose the following Second Amended Joint Plan of Reorganization pursuant to section 1121(a) of the Bankruptcy Code.


                                   ARTICLE I

                                  DEFINITIONS

     As used in the Plan the following terms shall have the meanings specified below:

     1.001. "Administrative Claim" means a Claim for costs and expenses of administration allowed under section 503(b), 507(b) or 1114(e)(2) of the Bankruptcy Code, including:

          (a) the actual and necessary costs and expenses incurred after the Petition Date of preserving the Estate and operating the business of a Debtor (such as wages, salaries or commissions for services and payments for goods and other services and leased premises), any indebtedness or obligations incurred or assumed by the Debtors or the Debtors in Possession in connection with the conduct of their businesses or for the acquisition or lease of property or for the procurement of services, including, without limitation, obligations for borrowings under the Post-Petition Financing Agreement, any costs and expenses of the Debtors for the management, preservation, sale or other disposition of any assets, the administration, prosecution or defense of claims by or against the Debtors and for distributions under the Plan, and shall also include the Claims for Indenture Trustees for fees and expenses to the extent contemplated by
     Section 7.19 of the Plan;

          (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under section 330(a) or 331 of the Bankruptcy Code; and

          (c) all fees and charges assessed against the Estate of a Debtor under chapter 123 of title 28, United States Code, 28 U.S.C. ss.ss. 1911-1930.

     1.002. "Allowed Claim" or "Allowed Unsecured Claim" means for the purpose of receiving distributions or other treatment pursuant to the Plan, but subject in all events to the provisions of Section 3.22:

          (a) a Claim that has been scheduled by a Debtor in its schedule of liabilities as other than disputed, contingent or unliquidated and as to which a Debtor or other party in interest has not Filed an objection by the Effective Date;

          (b) a Claim that either is not a Disputed Claim or has been allowed by a Final Order;

          (c) a Claim that is allowed: (i) in any stipulation of amount and nature of Claim executed prior to the Confirmation Date and approved by the Bankruptcy Court; (ii) in any stipulation with a Debtor of amount and nature of Claim executed on or after the Confirmation Date; or (iii) in any contract, instrument, indenture or other agreement entered into or assumed in connection with the Plan;

          (d) a Claim relating to a rejected executory contract or unexpired lease that either (i) is not a Disputed Claim or (ii) has been allowed by a Final Order, in either case only if a proof of Claim has been Filed by the Bar Date or has otherwise been deemed timely Filed under applicable law; or

          (e) a Claim that is allowed pursuant to the terms of this Plan.

     1.003. "Allowed Equity Interest" means an Equity Interest in Holdings
Stock: (a) as of the Distribution Record Date as registered in the stock register that is maintained by or on behalf of Holdings and (b) (i) is not a Disputed Equity Interest or (ii) has been allowed by a Final Order.

     1.004. "Allowed . . . Claim" means an Allowed Claim in the particular Class or category described.

     1.005. "Amended Bylaws" means the Restated Bylaws of the Reorganized Debtor, which shall be substantially in the form set forth in Exhibit A.

     1.006. "Amended Certificate of Incorporation" means the Restated Certificate of Incorporation of the Reorganized Debtor, to be filed pursuant to the Merger Agreement as described in Section 5.03 of the Plan, which shall be substantially in the form of Exhibit B.

     1.007. "Ballots" means the ballots accompanying the Disclosure Statement upon which Holders of Impaired Claims and Impaired Equity Interests shall indicate their acceptance or rejection of the Plan in accordance with the Voting Instructions.

     1.008. "Bankruptcy Code" means title 11 of the United States Code, as now in effect or hereafter amended.

     1.009. "Bankruptcy Court" means the United States Bankruptcy Court having jurisdiction over the Chapter 11 Cases.

     1.010. "Bankruptcy Rules" means the Federal Rules of Bankruptcy Procedure, as amended from time to time, as applicable to the Chapter 11 Cases, promulgated under 28 U.S.C. ss. 2075 and the General and Local Rules, if any, of the Bankruptcy Court.

     1.011. "Bar Date" means the bar date for Filing of proofs of claim with respect to executory contracts and unexpired leases which are rejected pursuant to this Plan or otherwise pursuant to section 365 of the Bankruptcy Code.

     1.012. "Becor Transactions" means the acquisition by Holdings of Becor Western, Inc. pursuant to the Agreement and Plan of Merger dated as of July 28, 1987, as amended, the exchange offer of Bucyrus 10% Senior Notes consummated on January 28, 1989, the issuance of Bucyrus Resettable Senior Notes, the issuance of Bucyrus South Street Notes, consummation of the Bucyrus South Street Lease and certain other related transactions.

     1.013. "Bell Helicopter" means Bell Helicopter Textron Inc.

     1.014. "Bell Helicopter Claim" means the claims of Bell Helicopter asserted in or related to the civil action captioned Bell Helicopter Textron Inc. v. Brad Foote Gear Works, Inc., BWC Gear, Inc., and Bucyrus-Erie Company pending in the District Court of Tarrant County, Texas, 348th Judicial District.

     1.015. "Beneficial Holder" means the entity holding the beneficial interest in a Claim or Equity Interest.

     1.016. "Broad Street Fund" means Broad Street Investment Fund I, L.P.

     1.017. "Bucyrus" means Bucyrus-Erie Company, a Delaware corporation.

     1.018. "Bucyrus 10% Senior Notes" means the 10% Senior Notes due 1996 of Bucyrus issued under the Bucyrus 10% Senior Note Indenture.

     1.019. "Bucyrus 10% Senior Note Indenture" means the Indenture dated as of January 28, 1989, between Bucyrus and First Wisconsin Trust Company, now known as Firstar Trust Company, as trustee.

     1.020. "Bucyrus Common Stock" means the common stock, par value $.01 per share, of Bucyrus.

     1.021. "Bucyrus General Unsecured Claims" means, collectively, all unsecured Claims against Bucyrus, including Trade Claims, but excluding claims of Holders of Bucyrus 10% Senior Notes, Bucyrus Sinking Fund Debentures, Bucyrus Resettable Senior Notes, Bucyrus South Street Notes and Bucyrus South Street Lease Claims.

     1.022. "Bucyrus Lease Trustee" means State Street Bank and Trust Company of Connecticut, National Association, as trustee under the Trust Agreement dated as of July 24, 1992 establishing the SS Equipment Trust No. 1.

     1.023. "Bucyrus Priority Claims" means any Claims against Bucyrus accorded the priority and right of payment under section 507(a) of the Bankruptcy Code, other than a Priority Tax Claim or on Administrative Claim.

     1.024. "Bucyrus Resettable Senior Notes" means the Resettable Senior Notes due January 1, 1996 of Bucyrus issued under the Bucyrus Resettable Senior Note Indenture.

     1.025. "Bucyrus Resettable Senior Note Indenture" means the Indenture dated as of June 25, 1990, between Bucyrus and First Wisconsin Trust Company, as trustee, under which First Trust, National Association acts as successor trustee.

     1.026. "Bucyrus Secured Claims" means, collectively, all Allowed Secured Claims against Bucyrus held by any entity other than the South Street Claims.

     1.027. "Bucyrus Sinking Fund Debentures" means the 9% Sinking Fund Debentures due 1999 of Bucyrus issued under the Bucyrus Sinking Fund Debenture Indenture.

     1.028. "Bucyrus Sinking Fund Debenture Indenture" means the Indenture dated as of June 1, 1974 between Bucyrus and Chemical Bank as successor by merger to Manufacturers Hanover Trust Company, as trustee.

     1.029. "Bucyrus South Street Lease" means, collectively, (i) the Participation Agreement dated as of July 24, 1992 among Bucyrus, Holdings, the South Street Funds and the Bucyrus Lease Trustee, (ii) the Purchase Agreement and Assignment dated as of July 24, 1992 between Bucyrus and the Bucyrus Lease Trustee, (iii) the Bill of Sale between Bucyrus and the Bucyrus Lease Trustee dated July 24, 1992, and (iv) the Lease and Agreement dated as of July 24, 1992 between Bucyrus and the Bucyrus Lease Trustee.

     1.030. "Bucyrus South Street Lease Claims" means the Claims of the lessor and the owner participants under the Bucyrus South Street Lease.

     1.031. "Bucyrus South Street Notes" means the Series A 10.65% Senior Secured Notes due July 1, 1995 of Bucyrus and the Series B 16.5% Senior Secured Notes due January 1, 1996 of Bucyrus issued under the Bucyrus South Street Note Indenture.

     1.032. "Bucyrus South Street Note Claims" means the Claims of Holders of Bucyrus South Street Notes under (i) the Securities Purchase Agreement dated as of July 24, 1992 among

Bucyrus, Holdings and the South Street Funds, (ii) the Indenture dated as of July 24, 1992 among Bucyrus, Holdings and the South Street Note Trustee and
(iii) the Bucyrus South Street Notes.

     1.033. "Bucyrus South Street Note Indenture" means the Indenture dated as of July 24, 1992 between Bucyrus, Holdings and the South Street Note Trustee.

     1.034. "Business Day" means any day, other than a Saturday, Sunday or "legal holiday" (as defined in Bankruptcy Rule 9006(a)).

     1.035. "Cash" means cash and cash equivalents.

     1.036. "Causes of Action" means all claims (as defined in section 101(5) of the Bankruptcy Code), actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages or judgments, whether known or unknown and whether asserted or unasserted.

     1.037. "Chapter 11 Cases" means the cases under chapter 11 of the Bankruptcy Code, commenced by the Debtors in the Bankruptcy Court.

     1.038. "Claim" means a claim (as defined in section 101(5) of the Bankruptcy Code) against a Debtor.

     1.039. "Class" means a category of Holders of Claims or Equity Interests as set forth in Article III of the Plan pursuant to section 1123(a)(1) of the Bankruptcy Code.

     1.040. "Confirmation" means the entry of the Confirmation Order by the Bankruptcy Court in its docket, within the meaning of Bankruptcy Rules 5003 and 9021.

     1.041. "Confirmation Date" means the date upon which Confirmation occurs.

     1.042. "Confirmation Order" means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

     1.043. "Consummation" means the occurrence of the Effective Date.

     1.044. "Creditor" means any Holder of a Claim.

     1.045. "Creditors Committee" means the statutory committee of unsecured creditors appointed in the Chapter 11 Case of Bucyrus pursuant to section 1102 of the Bankruptcy Code.

     1.046. "Debt Securities Indentures" means the Bucyrus 10% Senior Note Indenture, the Bucyrus Sinking Fund Debenture Indenture, the Bucyrus Resettable Senior Note Indenture, and the Holdings Senior Debenture Indenture, and the Bucyrus South Street Note Indenture.

     1.047. "Debtors" means Bucyrus and Holdings, debtors in the Chapter 11
Cases.

     1.048. "Debtors in Possession" means Bucyrus and Holdings, as debtors in possession in the Chapter 11 Cases.

     1.049. "Delaware General Corporation Law" means title 8 of the Delaware Code, as now in effect or hereafter amended.

     1.050. "Disbursing Agent" means Bucyrus and/or the Indenture Trustees and/or any third party disbursing agent as Bucyrus and Holdings may employ in their sole discretion.

     1.051. "Disclosure Statement" means the Disclosure Statement And Proxy Statement-Prospectus dated January 12, 1994, as supplemented by the Disclosure Supplement and as further amended, supplemented or modified from time to time, that is prepared and distributed in accordance with sections 1125, 1126(b) and/or 1145 of the Bankruptcy Code and Bankruptcy Rule 3018.

     1.052. "Disclosure Supplement" means the Supplement to the Disclosure Statement dated September 19, 1994, as approved by the Bankruptcy Court by order dated September 19, 1994.

     1.053. "Disputed Administrative Claim", "Disputed Claim", "Disputed Priority Tax Claim" and "Disputed Equity Interest" mean any Administrative Claim, Claim, Priority Tax Claim or Equity Interest, as the case may be:

          (a) listed on the Schedules as unliquidated, disputed or contingent;
     or

          (b) as to which a Debtor or any party in interest has interposed a timely objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules or is otherwise disputed by the Debtor in accordance with applicable law, which objection, request for estimation or dispute has not been withdrawn or determined by a Final Order.

     1.054. "Distribution Record Date" means the close of business on the Business Day immediately preceding the Effective Date.

     1.055. "Effective Date" means the date selected by the Debtors which is after the Confirmation Date and within 45 days after the Confirmation Date, subject to extension for reasonable cause shown, after such notice and hearing as may be required by the Bankruptcy Court, and on which: (a) no stay of the Confirmation Order is in effect, and (b) all conditions specified in Article XI.B of the Plan have been (i) satisfied or (ii) waived pursuant to Section 11.04.

     1.056. "Equity Holder" means the Holder of an Equity Interest.

     1.057. "Equity Interest" means any equity interest in a Debtor including, but not limited to, the Bucyrus Common Stock, the Holdings Stock, the Holdings Stock Options, and the Holdings Old Warrants.

     1.058. "Estate" means the estate of a Debtor created by section 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Cases.

     1.059. "File" or "Filed" means file or filed with the Bankruptcy Court in the Chapter 11 Cases.

     1.060. "Final Decree" means the decree contemplated under Bankruptcy Rule 3022.

     1.061. "Final Order" means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction with respect to the subject matter, which has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought.

     1.062. "Goldman" means Goldman, Sachs & Co.

     1.063. "Holder" means an entity holding an Equity Interest or Claim, and with respect to a vote on the Plan, means the Beneficial Holder as of the Voting Record Date or any authorized signatory who has completed and executed a Ballot or on whose behalf a Master Ballot has been completed and executed in accordance with the Voting Instructions.

     1.064. "Holdings" means B-E Holdings, Inc., a Delaware corporation.

     1.065. "Holdings Class C Stock" means the Class C Common Stock, par value $.01 per share, of Holdings.

     1.066. "Holdings Class D Stock" means the Class D Common Stock, par value $.01 per share, of Holdings.

     1.067. "Holdings Class E Stock" means the Class E Common Stock of Holdings authorized pursuant to the Amended Certificate of Incorporation which shall be deemed to be issued on the Effective Date.

     1.068. "Holdings General Unsecured Claims" means, collectively, all unsecured Claims against Holdings, including Trade Claims, but excluding claims of Holders of Holdings Senior Debentures.

     1.069. "Holdings Old Warrants" means the 6,392 warrants, each exercisable for one share of Class A common stock, par value $.01 per share, of Holdings (i) which were validly exercised by the Holders thereof in accordance with their terms and (ii) in respect of which Holdings did not issue shares of Holdings Class C Stock to the Holders thereof because such Holders on the respective exercise dates resided in states where registration or exemption permitting the sale of such stock under state securities law was pending on or prior to the Voting Record Date.

     1.070. "Holdings Priority Claims" means any Claims against Holdings accorded the priority and right of payment under section 507(a) of the Bankruptcy Code, other than a Priority Tax Claim or an Administrative Claim.

     1.071. "Holdings Secured Claims" means, collectively, all Allowed Secured Claims against Holdings held by any entity other than the South Street Claims.

     1.072. "Holdings Senior Debentures" means the Series A 12 1/2% Senior Debentures due September 15, 2002 of Holdings issued under the Holdings Senior Debenture Indenture.

     1.073. "Holdings Senior Debenture Indenture" means the Indenture dated as of December 1, 1987, as amended, between Holdings and Firstar Trust Company, as trustee.

     1.074. "Holdings Series A Preferred Stock" means the Series A 12 1/2% Cumulative Exchangeable Preferred Stock, par value $.01 per share, of Holdings.

     1.075. "Holdings Series B Preferred Stock" means the Series B Convertible Preferred Stock, par value $.01 per share, of Holdings.

     1.076. "Holdings Stock" means the Holdings Series A Preferred Stock, the Holdings Series B Preferred Stock, the Holdings Class C Stock, the Holdings Class D Stock and the Holdings Old Warrants.

     1.077. "Holdings Stock Options" means the options to purchase shares of Holdings Class C Stock granted pursuant to the B-E Holdings, Inc. 1988 Stock Option Plan.

     1.078. "Impaired" means, with respect to any Claim, Interest or Class, the condition or effects described in Section 1124 of the Bankruptcy Code.

     1.079. "Impaired Claim" means a Claim classified in an Impaired Class.

     1.080. "Impaired Class" means Classes 2A, 2B, 4A, 4B, 4C, 4D, 5, 6, 8, 9, 10, 11, 12 and 13 as set forth in Article III.B. of the Plan.

     1.081. "Impaired Debt Securities" means the Bucyrus 10% Senior Notes, the Bucyrus Sinking Fund Debentures, the Bucyrus Resettable Senior Notes, the Holdings Senior Debentures, the Bucyrus South Street Notes and the Bucyrus South Street Lease Claims.

     1.082. "Impaired Debt Securities Claims" means Claims classified in Classes 2A, 2B, 4A, 4B, 4C and 6.

     1.083. "Impaired Equity Interest" means an Equity Interest classified in an Impaired Class.

     1.084. "Indenture Trustees" means the trustees and successor trustees (if any) under the Debt Securities Indentures and the Bucyrus Lease Trustee.

     1.085. "Indenture Trustee Charging Liens" means any lien or other priority in payment available to an Indenture Trustee pursuant to an indenture against distributions made to Holders of Allowed Impaired Debt Securities Claims for payment of any fees, costs or disbursements incurred by such Indenture Trustee.

     1.086. "Intercompany Claim" means any Claim held by Bucyrus against Holdings net of any Claims held by Holdings against Bucyrus.

     1.087. "Internal Revenue Code" means title 26 of the United States Code, as now in effect or hereafter amended.

     1.088. "Lien" means a lien as defined in section 101(37) of the Bankruptcy Code.

     1.089. "Master Ballots" means the master ballots accompanying the Disclosure Statement upon which Holders of Impaired Claims and Impaired Equity Interests shall indicate the acceptance or rejection of the Plan in accordance with the Voting Instructions.

     1.090. "Merger Agreement" means the agreement and plan of merger to be entered into by or on the Effective Date between Holdings and Bucyrus providing for the merger contemplated by Section 5.02(c) of the Plan, which shall be substantially in the form set forth in Exhibit E.

     1.091. "New Bank One Credit Agreement" means the Credit Agreement to be entered into as of the Effective Date between the Reorganized Debtor and Bank One, Milwaukee, N.A.

     1.092. "New Bucyrus Common Stock" means the 20,000,000 shares of Bucyrus Common Stock authorized pursuant to the Amended Certificate of Incorporation.

     1.093. "New Bucyrus Notes" means the secured senior notes of New Bucyrus, due on the fifth anniversary of the Effective Date, which shall be issued by New Bucyrus on the Effective Date under the New South Street Credit Agreement and this Plan.

     1.094. "New Bucyrus Registration Rights Agreement" means an agreement regarding the registration and related rights of the holders of the New Bucyrus Common Stock, the terms and conditions of which agreement are summarized in Exhibit C to this Plan, which agreement shall be substantially in the form set forth in the Reorganization Documents.

     1.095. "New South Street Credit Agreement" means the credit agreement that shall be entered into on the Effective Date between the Reorganized Debtor and the South Street Funds with respect to the New Bucyrus Notes.

     1.096. "New South Street Term Sheet" means the term sheet for the New South Street Credit Agreement, a copy of which is attached hereto as Exhibit D.

     1.097. "Non-Released Persons" is defined in Section 9.04.

     1.098. "Old Bucyrus Common Stock" means the 100 shares of Bucyrus Common Stock held by Holdings on the Petition Date, being all of the authorized and outstanding shares of Bucyrus Common Stock on that date.

     1.099. "Original Directors" means the initial members of the Board of Directors of the Reorganized Debtor selected pursuant to Section 5.04(b) and their respective successors, if any, elected in the manner specified in Section 4.7(B) of the Amended Bylaws.

     1.100. "Person" means any individual, firm, corporation, association, partnership, joint venture, trust, or other entity.

     1.101. "Petition Date" means the date on which the Debtors filed their petitions for relief commencing the Chapter 11 Cases.

     1.102. "Plan" means this Second Amended Joint Plan of Reorganization, either in its present form or as it may be altered, amended, modified or supplemented from time to time in accordance with the Plan, the Bankruptcy Code and the Bankruptcy Rules.

     1.103. "Pre-Petition Secured Lease Claims" means the outstanding principal amount of the Bucyrus South Street Lease Claims plus the amount of accrued and unpaid interest thereon as of the Petition Date.

     1.104. "Pre-Petition Secured Note Claims" means the outstanding principal amount of the Bucyrus South Street Note Claims plus the amount of accrued and unpaid interest thereon as of the Petition Date.

     1.105. "Priority Tax Claim" means a Claim of a governmental unit of the kind specified in section 507(a)(7) of the Bankruptcy Code.

     1.106. "Pro Rata" means proportionately so that with respect to an Allowed Claim or Equity Interest, the ratio of (i) (I) the amount of property distributed on account of a particular Allowed Claim or Equity Interest to (II) the amount of the Allowed Claim or Equity Interest, is the same as the ratio of
(ii) (I) the amount of property distributed on account of all Allowed Claims or Equity Interests of the Class in which the particular Allowed Claim or Equity Interest is included to (II) the amount of Allowed Claims or Equity Interests in that Class.

     1.107. "Professionals" means all professionals employed in the Chapter 11 Cases pursuant to section 327 or 1103 of the Bankruptcy Code, all professionals seeking compensation or reimbursement of expenses from the Debtors, pursuant to section 503(b)(4) or otherwise, and the Examiner appointed in Bucyrus' Chapter 11 Case.

     1.108. "Professional Fee Claims" means Claims against the Debtors for compensation or reimbursement of expenses of Professionals which were unpaid as of the Petition Date or which were incurred on or after the Petition Date and prior to the Effective Date, including claims by any Person for reimbursement of amounts paid or owing to Professionals.

     1.109. "Released Matters", "Released Persons" and "Releasors" are defined in Section 9.03.

     1.110. "Reorganization Documents" means the New Bank One Credit Agreement, the New South Street Credit Agreement, the New Bucyrus Registration Rights Agreement and all other documents necessary to effectuate this Plan, which documents shall be filed by the Debtors with the Bankruptcy Court not later than the commencement of the hearing on Confirmation.

     1.111. "Reorganized Debtor" means Bucyrus as Debtor and Debtor in Possession, or any successor thereto, by merger, consolidation or otherwise, on and after the Effective Date.

     1.112. "Retirement Plans" means the Bucyrus-Erie Salaried Employees' Retirement Plan, the Supplementary Retirement Benefit Plan, Bucyrus-Erie Salaried Employees' Savings Plan and Bucyrus-Erie Hourly Employees' Savings Plan.

     1.113. "Schedules" means the schedules of assets and liabilities, schedules of executory contracts and the statement of financial affairs that the Debtors are required to File pursuant to section 521 of the Bankruptcy Code, the Official Bankruptcy Forms and the Bankruptcy Rules.

     1.114. "Secured Claim" means a Claim that is secured by a lien on property in which an Estate has an interest or that is subject to set off under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code.

     1.115. "Securities Act" means the Securities Act of 1933, 15 U.S.C. ss.ss. 77a-77aa, as now in effect or hereafter amended.

     1.116. "South Street Funds" means South Street Corporate Recovery Fund I, L.P., South Street Leveraged Corporate Recovery Fund, L.P., and South Street Corporate Recovery Fund I (International), L.P.

     1.117. "South Street Claims" means the Claims of the Holders of the Bucyrus South Street Note Claims and the Claims of the Holders of the Bucyrus South Street Lease Claims.

     1.118. "South Street Note Trustee" means Norwest Bank Wisconsin, National Association, as trustee under the Bucyrus South Street Note Indenture.

     1.119. "Trade Claim" means any Unsecured Claim against a Debtor arising from or with respect to the delivery of goods or services to such Debtor in the ordinary course of the Debtor's business, prior to the Petition Date.

     1.120. "Transfer" and "Transferee" are defined in Section 5.04(c)(ii).

     1.121. "Unimpaired Claim" means an unimpaired Claim within the meaning of section 1124 of the Bankruptcy Code.

     1.122. "Unimpaired Class" means an unimpaired Class within the meaning of section 1124 of the Bankruptcy Code.

     1.123. "Unofficial Bondholder Committee" means the ad hoc committee of holders of the Bucyrus 10% Senior Notes and the Holdings Senior Debentures.

     1.124. "Unsecured Claim" means any Claim against a Debtor that is not a Secured Claim, Administrative Claim, Priority Tax Claim or Other Priority Claim.

     1.125. "Voting Agent" means D.F. King & Co., Inc.

     1.126. "Voting Instructions" means the instructions for voting on the Plan contained in the section of the Disclosure Supplement entitled "SOLICITATION; VOTING PROCEDURES" and in the Ballots and the Master Ballots.

     1.127. "Voting Receipt Date" means the date established by Final Order of the Bankruptcy Court for the receipt by the Voting Agent of Ballots and Master Ballots from Holders of Impaired Claims and Impaired Equity Interests.

     1.128. "Voting Record Date" means September 1, 1994.

     1.129. "1996 Annual Meeting" and "1997 Annual Meeting" mean the annual meetings of the stockholders of the Reorganized Debtor to be held in 1996 and 1997, respectively.


                                   ARTICLE II

                          TREATMENT OF ADMINISTRATIVE
                            AND PRIORITY TAX CLAIMS

A.   Administrative Claims.

     2.01. Subject to the provisions of sections 330(a) and 331 of the Bankruptcy Code, each Holder of an Allowed Administrative Claim will be paid the full unpaid amount of such Allowed Administrative Claim in Cash on the Effective Date, or upon such other terms as may be agreed upon by such Holder and the Reorganized Debtor or otherwise upon order of the Bankruptcy Court; provided, however, that Allowed Administrative Claims representing obligations incurred in the ordinary course of business or otherwise assumed by the Debtors pursuant to the Plan will be assumed on the Effective Date and paid or performed by the Reorganized Debtor when due in accordance with the terms and conditions of the particular agreements governing such obligations.

B.   Priority Tax Claims.

     2.02. On the Effective Date, each Holder of a Priority Tax Claim due and payable on or prior to the Effective Date shall be paid Cash in an amount equal to the amount of such Allowed Claim on such terms as have been or may be agreed upon by such Holder and the Debtor liable on the Allowed Claim. In accordance with section 1124 of the Bankruptcy Code, the Plan shall leave unaltered the legal, equitable and contractual rights of each Holder of a Priority Tax Claim.


                                  ARTICLE III

                          CLASSIFICATION AND TREATMENT
                   OF CLASSIFIED CLAIMS AND EQUITY INTERESTS

A.   Summary.

     3.01. The following classification of Claims and Equity Interests is made for purposes of voting on the Plan, making Distributions under the Plan and for ease of administration:

              Class                                  Status

Class 1A      -   Holdings Priority Claims                    Unimpaired - not entitled to vote
Class 1B      -   Bucyrus Priority Claims                     Unimpaired - not entitled to vote
Class 2A      -   Bucyrus South Street                        Impaired - entitled to vote
                  Note Claims
Class 2B      -   Bucyrus South Street Lease                  Impaired - entitled to vote
                  Claims
Class 3A      -   Holdings Secured Claims                     Unimpaired - not entitled to vote
Class 3B      -   Bucyrus Secured Claims                      Unimpaired - not entitled to vote
Class 4A      -   Claims of Holders of Bucyrus                Impaired - entitled to vote
                  10% Senior Notes
Class 4B      -   Claims of Holders of Bucyrus                Impaired - entitled to vote
                  Resettable Senior Note
Class 4C      -   Claims of Holders of Bucyrus                Impaired - entitled to vote
                  Sinking Fund Debentures
Class 4D      -   Bell Helicopter Claim                       Impaired - entitled to vote
Class 5       -   Intercompany Claim                          Impaired - entitled to vote
Class 6       -   Claims of Holders of Holdings               Impaired - entitled to vote
                  Senior Debentures
Class 7A      -   Holdings General Unsecured                  Unimpaired - not entitled to vote
                  Claims
Class 7B      -   Bucyrus General Unsecured                   Unimpaired - not entitled to vote
                  Claims
Class 8       -   Equity Interests of Holder of Old           Impaired - deemed to have voted
                  Bucyrus Common Stock                        against the Plan
Class 9       -   Equity Interests of Holders of              Impaired - entitled to vote
                  Holdings Series A Preferred Stock
Class 10      -   Equity Interests of Holders of              Impaired - entitled to vote
                  Holdings Series B Preferred Stock
Class 11      -   Equity Interests of Holders of              Impaired - entitled to vote
                  Holdings Class C Stock (including
                  Equity Interests of Holders of
                  Holdings Old Warrants)
Class 12      -   Equity Interests of Holders of              Impaired - entitled to vote
                  Holdings Class D Stock
Class 13      -   Equity Interests of Holders of              Impaired - entitled to vote
                  Holdings Stock Options

     B.  Classification and Treatment.

         3.02.  Class 1A--Holdings Priority Claims.

               (a) Classification: Class 1A consists of all Holdings Priority Claims.

               (b) Treatment: On the Effective Date, all Allowed Holdings Priority Claims to the extent then due and owing will be paid in full in Cash by the Reorganized Debtor, unless the Holder of such Claim and the Reorganized Debtor agree to a different treatment. Any Allowed Holdings Priority Claim not due and owing on the Effective Date will be paid in full in Cash by the Reorganized Debtor when such Claim becomes due and owing.

               (c) Voting: Class 1A is unimpaired and the Holders of Claims in Class 1A are not entitled to vote to accept or reject the Plan.

          3.03.  Class 1B--Bucyrus Priority Claims.

               (a) Classification: Class 1B consists of all Bucyrus Priority Claims.

               (b) Treatment: On the Effective Date, all Allowed Bucyrus Priority Claims to the extent then due and owing will be paid in full in Cash by the Reorganized Debtor, unless the Holder of such Claim and the Reorganized Debtor agree to a different treatment. Any Allowed Bucyrus Priority Claim not due and owing on the Effective Date will be paid in full in Cash by the Reorganized Debtor when such Claim becomes due and owing.

               (c) Voting: Class 1B is unimpaired and the Holders of Claims in Class 1B are not entitled to vote to accept or reject the Plan.

          3.04.  Class 2A--Bucyrus South Street Note Claims.

               (a) Classification: Class 2A consists of all Bucyrus South Street Note Claims.

               (b) Treatment: On the Effective Date, each Holder of an Allowed Class 2A Claim will receive, in full and final satisfaction of such Claim, New Bucyrus Notes in the principal amount equal to the aggregate outstanding principal of and accrued unpaid interest to and including the Effective Date on the Bucyrus South Street Notes held by such Holder as of the Confirmation Date. For purposes of this Section 3.04(b), the amount of accrued interest on the Bucyrus South Street Notes shall be calculated without regard to the pendency of the Chapter 11 Cases and without regard to any penalty, premium, cost of collection or related expense which may be claimed to be owing with respect to the Bucyrus South Street Notes.

               (c) Voting: Class 2A is Impaired and the Holders of Allowed Class 2A Claims are entitled to vote to accept or reject the Plan.

          3.05.  Class 2B--Bucyrus South Street Lease Claims.

               (a) Classification: Class 2B consists of all Bucyrus South Street Lease Claims.

               (b) Treatment: On the Effective Date, each Holder of an Allowed Class 2B Claim will receive, in full and final satisfaction of such Claim, such Holder's Pro Rata share of New Bucyrus Notes in a principal amount equal to the outstanding unpaid amount owing with respect to the Bucyrus South Street Lease as of the Effective Date, less $2,500,000. For purposes of this Section 3.05(b), the outstanding unpaid amount owing with respect to the Bucyrus South Street Lease shall be calculated without regard to the pendency of the Chapter 11 Cases and without regard to any penalty, premium, cost of collection or other expense which may be claimed to be owing with respect to the Bucyrus South Street Lease.

               (c) Voting: Class 2B is Impaired and the Holders of Allowed Class 2B Claims are entitled to vote to accept or reject the Plan.

          3.06.  Class 3A--Holdings Secured Claims.

               (a) Classification: Class 3A consists of all Holdings Secured Claims.

               (b) Treatment: The legal, equitable and contractual rights of Holders of Holdings Secured Claims are unaltered by the Plan or, at the option of the Debtors, will be treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

               (c) Voting: Class 3A is unimpaired and the Holders of Claims in Class 3A are not entitled to vote to accept or reject the Plan.

          3.07.  Class 3B--Bucyrus Secured Claims.

               (a) Classification: Class 3B consists of all Bucyrus Secured Claims.

               (b) Treatment: The legal, equitable and contractual rights of Holders of Bucyrus Secured Claims are unaltered by the Plan or, at the option of the Debtors, will be treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

               (c) Voting: Class 3B is unimpaired and the Holders of Claims in Class 3B are not entitled to vote to accept or reject the Plan.

          3.08.  Class 4A--Claims of Holders of Bucyrus 10% Senior Notes.

               (a) Classification: Class 4A consists of the Claims of Holders of Bucyrus 10% Senior Notes arising from or related to the Bucyrus 10% Senior Notes.

               (b) Treatment: On or as soon as practicable after the Effective Date, each Holder of an Allowed Class 4A Claim shall receive, in full and final satisfaction of such Claim, such Holder's Pro Rata share of 5,010,329 shares of New Bucyrus Common Stock. In the event that Class 9 votes to reject the Plan, on or as soon as practicable after the Effective Date, each Holder of an Allowed Class 4A Claim shall receive such Holder's Pro Rata share of an additional 44,287 shares of New Bucyrus Common Stock.

               (c) Voting: Class 4A is Impaired and the Holders of Allowed Class 4A Claims are entitled to vote to accept or reject the Plan.

          3.09.  Class 4B--Claim of Holder of Bucyrus Resettable Senior Notes.

               (a) Classification: Class 4B consists of the Claim of the Holder of Bucyrus Resettable Senior Notes arising from or related to the Bucyrus Resettable Senior Notes.

               (b) Treatment: On or as soon as practicable after the Effective Date, the Holder of the Allowed Class 4B Claim shall receive, in full and final satisfaction of such Claim, (i) 4,057,203 shares of New Bucyrus Common Stock and (ii) if the Holder votes to accept the Plan on or prior to the Voting Receipt Date and executes and delivers the undertaking described in Section 9.06, (x) any recovery of cash or property obtained by or on behalf of the Reorganized Debtor with respect to any Cause of Action against a Non-Released Person which arose prior to the Petition Date, and (y) in the event and to the extent that a Claim or Equity Interest held by a Non-Released Person is not Allowed by Final Order by reason of the acts or omissions of such Non-Released Person prior to the Petition Date, the property that would otherwise have been distributed under the Plan to such Non-Released Person if such Claim or Equity Interest had been Allowed in full. In the event that Class 9 votes to reject the Plan, on or as soon as practicable after the Effective Date, the Holder of the Allowed Class 4B Claim shall receive an additional 35,862 shares of New Bucyrus Common Stock.

               (c) Voting: Class 4B is Impaired and the Holder of the Allowed Class 4B Claim is entitled to vote to accept or reject the Plan.

          3.10.  Class 4C--Claims of Holders of Bucyrus Sinking Fund Debentures.

               (a) Classification: Class 4C consists of the Claims of Holders of Bucyrus Sinking Fund Debentures arising from or related to the Bucyrus Sinking Fund Debentures.

               (b) Treatment: On or as soon as practicable after the Effective Date, each Holder of an Allowed Class 4C Claim shall receive, in full and final satisfaction of such Claim, such Holder's Pro Rata share of 50,686 shares of New Bucyrus Common Stock. In the event that Class 9 votes to reject the Plan, on or as soon as practicable after the Effective Date, each Holder of an Allowed Class 4C Claim shall receive such Holder's Pro Rata share of an additional 448 shares of New Bucyrus Common Stock.

               (c) Voting: Class 4C is Impaired and the Holders of Allowed Class 4C Claims are entitled to vote to accept or reject the Plan.

          3.11.  Class 4D--Bell Helicopter Claim.

               (a) Classification: Class 4D consists of the Bell Helicopter Claim. The Holder of the Bell Helicopter Claim shall be deemed to have an Allowed Claim in the amount of $3,350,000.

               (b) Treatment: On or as soon as practicable after the Effective Date, the Holder of the Allowed Class 4D Claim shall receive, in full and final satisfaction of such Claim, $350,000 in Cash and 170,413 shares of New Bucyrus Common Stock. In the event that Class 9 votes to reject the Plan, on or as soon as practicable after the Effective Date, the Holder of the Allowed Class 4D Claim shall receive an additional 1,507 shares of New Bucyrus Common Stock.

               (c) Voting: Class 4D is Impaired and the Holder of the Allowed Class 4D Claim is entitled to vote to accept or reject the Plan.

          3.12.  Class 5--Intercompany Claim.

               (a) Classification: Class 5 consists of the Intercompany Claim.

               (b) Treatment: On or as soon as practicable after the Effective Date, the Holder of an Allowed Class 5 Claim shall receive, in full and final satisfaction of such Claim, 572,800 shares of Holdings Class E Stock, which shall be converted pursuant to the Merger Agreement into 572,800 shares of New Bucyrus Common Stock, which shall be allocated ratably among Holders of Class 4A, 4B, 4C and 4D Claims pursuant to Sections 3.08, 3.09, 3.10 and 3.11 of the Plan. In the event that Class 9 votes to reject the Plan, on or as soon as practicable after the Effective Date, each Holder of an Allowed Class 5 Claim shall receive such Holder's Pro Rata share of an additional 71,285 shares of Holdings Class E Stock, which shall be converted pursuant to the Merger Agreement into 71,285 shares of New Bucyrus Common Stock. The shares of New Bucyrus Stock so converted shall be allocated ratably among Holders of Class 4A, 4B, 4C and 4D Claims pursuant to Sections 3.08, 3.09, 3.10 and 3.11 of the Plan.

               (c) Voting: Class 5 is Impaired and the Holder of an Allowed Class 5 Claim is entitled to vote to accept or reject the Plan.

          3.13.  Class 6--Claims of Holders of Holdings Senior Debentures.

               (a) Classification: Class 6 consists of the Claims of Holders of Holdings Senior Debentures arising from or related to the Holdings Senior Debentures.

               (b) Treatment: On or as soon as practicable after the Effective Date, each Holder of an Allowed Class 6 Claim shall receive, in full and final satisfaction of such Claim, such Holder's Pro Rata share of 716,021 shares of Holdings Class E Stock, which shall be converted pursuant to the Merger Agreement into such Holder's Pro Rata share of 716,021 shares of New Bucyrus Common Stock. In the event that Class 9 votes to reject the Plan, on or as soon as practicable after the Effective Date, each Holder of an Allowed Class 6 Claim shall receive such Holder's Pro Rata share of an additional 89,109 shares of Holdings Class E Stock, which shall be converted pursuant to the Merger Agreement into such Holder's Pro Rata share of 89,109 shares of New Bucyrus Common Stock. Prior to the effectiveness of the Merger Agreement, the Holdings Class E Stock that would otherwise be distributed to Bucyrus as a Holder of Class 9 Claims shall be allocated ratably among Holders of Class 4A, 4B, 4C and 4D Claims pursuant to Sections 3.08, 3.09, 3.10 and 3.11 of the Plan.

               (c) Voting: Class 6 is Impaired and the Holders of Allowed Class 6 Claims are entitled to vote to accept or reject the Plan.

          3.14.  Class 7A--Holdings General Unsecured Claims.

               (a) Classification: Class 7A consists of all Holdings General Unsecured Claims.

               (b) Treatment: All Holdings General Unsecured Claims shall be unimpaired by the Plan. At the option of the Reorganized Debtor, the Plan shall (i) leave unaltered the legal, equitable and contractual rights of the Holder of an Holdings General Unsecured Claim, (ii) provide for the payment of an Holdings General Unsecured Claim in full in Cash on the Effective Date, (iii) provide for the payment of an Holdings General Unsecured Claim in any manner agreed to by the Holder of such Claim and the Reorganized Debtor, or
          (iv) provide for such other treatment as will render such Holdings General Unsecured Claim unimpaired in accordance with section 1124 of the Bankruptcy Code.

               (c) Voting: Class 7A is unimpaired and the Holders of Claims in Class 7A are not entitled to vote to accept or reject the Plan.

          3.15.  Class 7B--Bucyrus General Unsecured Claims.

               (a) Classification: Class 7B consists of all Bucyrus General Unsecured Claims.

               (b) Treatment: All Bucyrus General Unsecured Claims shall be unimpaired by the Plan. At the option of the Reorganized Debtor, the Plan shall (i) leave unaltered the legal, equitable and contractual rights of the Holder of an Bucyrus General Unsecured Claim, (ii) provide for the payment of an Bucyrus General Unsecured Claim in full in Cash on the Effective Date, (iii) provide for the payment of an Bucyrus General Unsecured Claim in any manner agreed to by the Holder of such Claim and the Reorganized Debtor, or (iv) provide such other treatment as will render such Bucyrus General Unsecured Claim unimpaired in accordance with section 1124 of the Bankruptcy Code.

               (c) Voting: Class 7B is unimpaired and the Holders of Claims in Class 7B are not entitled to vote to accept or reject the Plan.

          3.16.  Class 8--Equity Interest of Holder of Old Bucyrus Common Stock.

               (a) Classification: Class 8 consists of the Equity Interest of Holdings as the Holder of Old Bucyrus Common Stock.

               (b) Treatment: The Holder of the Class 8 Equity Interest shall receive no distribution nor retain any property on account of such Equity Interest under the Plan.

               (c) Voting: Class 8 is Impaired and because no distribution will be made to the Holder of the Class 8 Equity Interest nor will such Holder retain any property on account of such Equity Interest, the Holder of the Class 8 Equity Interest is deemed to reject the Plan.

          3.17. Class 9--Equity Interests of Holders of Holdings Series A Preferred Stock.

               (a) Classification: Class 9 consists of the Equity Interests of Holders of Holdings Series A Preferred Stock.

               (b) Treatment: On or as soon as practicable after the Effective Date, each Holder of an Allowed Class 9 Equity Interest shall receive, in full and final satisfaction of such Equity Interest, such Holder's Pro Rata share of 160,394 shares of Holdings Class E Stock, which shall be converted pursuant to the Merger Agreement into 160,394 shares of New Bucyrus Common Stock. In the event that Class 9 votes to reject the Plan, on or as soon as practicable after the Effective Date, each Holder of an Allowed Class 9 Equity Interest shall receive, in full and final satisfaction of such Equity Interest, such Holder's Pro Rata share of 80,197 shares of Holdings Class E Stock, which shall be converted pursuant to the Merger Agreement into 80,197 shares of New Bucyrus Common Stock.

               (c) Voting: Class 9 is Impaired and the Holders of Allowed Class 9 Equity Interests are entitled to vote to accept or reject the Plan.

          3.18. Class 10--Equity Interests of Holders of Holdings Series B Preferred Stock.

               (a) Classification: Class 10 consists of the Equity Interests of Holders of Holdings Series B Preferred Stock.

               (b) Treatment: On or as soon as practicable after the Effective Date, each Holder of an Allowed Class 10 Equity Interest shall receive, in full and final satisfaction of such Equity Interest, such Holder's Pro Rata share of 32,423 shares of Holdings Class E Stock, which shall be converted pursuant to the Merger Agreement into 32,423 shares of New Bucyrus Common Stock. In the event that Class 9 votes to reject the Plan, the Holders of Class 10 Equity Interests shall receive no distribution nor retain any property on account of such Equity Interests under the Plan.

               (c) Voting: Class 10 is Impaired and the Holders of Allowed Class 10 Equity Interests are entitled to vote to accept or reject the Plan. In the event that Class 9 votes to reject the Plan, Holders of Class 10 Equity Interests will be deemed to reject the Plan because no distribution will be made to the Holders of Class 10 Equity Interests nor will such Holders retain any property on account of such Equity Interests.

          3.19. Class 11--Equity Interests of Holders of Holdings Class C Stock (including Equity Interests of Holders of Holdings Old Warrants).

               (a) Classification: Class 11 consists of the Equity Interests of Holders of Holdings Class C Stock and the Equity Interests of Holders of Holdings Old Warrants.

               (b) Treatment: On or as soon as practicable after the Effective Date, each Holder of an Allowed Class 11 Equity Interest shall receive, in full and final satisfaction of such Equity Interest, such Holder's Pro Rata share of 47,276 shares of Holdings Class E Stock, which shall be converted pursuant to the Merger Agreement into 47,276 shares of New Bucyrus Common Stock. In the event that Class 9 votes to reject the Plan, the Holders of Class 11 Equity Interests shall receive no distribution nor retain any property on account of such Equity Interests under the Plan.

               (c) Voting: Class 11 is Impaired and the Holders of Allowed Class 11 Equity Interests are entitled to vote to accept or reject the Plan. In the event that Class 9 votes to reject the Plan, Holders of Class 11 Equity Interests will be deemed to reject the Plan because no distribution will be made to the Holders of Class 11 Equity Interests nor will such Holders retain any property on account of such Equity Interests.

          3.20. Class 12--Equity Interests of Holders of Holdings Class D Stock.

               (a) Classification: Class 12 consists of the Equity Interests of Holders of Holdings Class D Stock.

               (b) Treatment: On or as soon as practicable after the Effective Date, each Holder of an Allowed Class 12 Equity Interest shall receive, in full and final satisfaction of such Equity Interest, such Holder's Pro Rata share of 499 shares of Holdings Class E Stock, which shall be converted pursuant to the Merger Agreement into 499 shares of New Bucyrus Common Stock. In the event that Class 9 votes to reject the Plan, the Holders of Class 12 Equity Interests shall receive no distribution nor retain any property on account of such Equity Interests under the Plan.

               (c) Voting: Class 12 is impaired and the Holders of Allowed Class 12 Equity Interests are entitled to vote to accept or reject the Plan. In the event that Class 9 votes to reject the Plan, Holders of Class 12 Equity Interests will be deemed to reject the Plan because no distribution will be made to the Holders of Class 12 Equity Interests nor will such Holders retain any property on account of such Equity Interests.

          3.21. Class 13--Equity Interests of Holders of Holdings Stock Options.

               (a) Classification: Class 13 consists of the Equity Interests of Holders of Holdings Stock Options.

               (b) Treatment: The Holders of Class 13 Equity Interests who have exercised Holdings Stock Options prior to the Effective Date shall be treated as Holders of Class 11 Equity Interests for purposes of distributions under the Plan. The Holders of Class 13 Equity Interests who have not exercised Holdings Stock Options prior to the Effective Date shall receive no distribution nor retain any property on account of such Equity Interests under the Plan.

               (c) Voting: Class 13 is Impaired and the Holders of Allowed Class 13 Equity Interests are entitled to vote to accept or reject the Plan. In the event that Class 9 votes to reject the Plan, Holders of Class 13 Equity Interests will be deemed to reject the Plan because no distribution will be made to the Holders of Class 13 Equity Interests nor will such Holders retain any property on account of such Equity Interests.

C.   Rights of Debtors Concerning Unimpaired Claims.

     3.22. Except as otherwise provided in the Plan, including as provided in
Article IX, nothing under the Plan shall affect the Debtors' or the Reorganized Debtor's rights in respect of any Unimpaired Claims, including, but not limited to, all rights in respect of legal and equitable defenses to or setoffs, recoupments or counterclaims against such Unimpaired Claims.

D.   Automatic Amendment to Plan Upon Rejection of Plan by Class 9.

     3.23. In the event that Class 9 votes to reject the Plan, then (a) the Plan shall be deemed automatically amended without further action by the Debtor such that (i) each Holder of an Allowed Class 9 Equity Interest shall receive, in full and final satisfaction of such Equity Interest, its Pro Rata share of 80,197 shares of Holdings Class E Stock, which shall be converted pursuant to the Merger Agreement into 80,197 shares of New Bucyrus Common Stock, (ii) the Holders of Class 10, 11 and 12 Equity Interests and the Holders of Class 13 Equity Interests who have exercised Holdings Stock Options prior to the Effective Date shall receive no distributions nor retain any property under the Plan on account of such Equity Interests, and the existing shares of Holdings Series B Preferred Stock, Holdings Class C Stock and Holdings Class D Stock shall be canceled as provided by Section 5.02(a) of this Plan, prior to the merger contemplated by Section 5.02(c) of the Plan, (iii) the Holder of the Class 5 Claim shall receive an additional 71,285 shares of Holdings Class E Stock, which will be converted pursuant to the Merger Agreement into 71,285 shares of New Bucyrus Common Stock, which shall be allocated ratably among Holders of Class 4A, 4B, 4C and 4D Claims pursuant to Sections 3.08, 3.09, 3.10 and 3.11 of the Plan and (iv) each Holder of an Allowed Class 6 Claim shall receive, in full and final satisfaction of such Claim, such Holder's Pro Rata share of 89,109 shares of Holdings Class E Stock, which shall be converted pursuant to the Merger Agreement into such Holder's Pro Rata share of 89,109 shares of New Bucyrus Common Stock.


                                   ARTICLE IV

                      ACCEPTANCE OR REJECTION OF THE PLAN

A.   Voting Classes.

     4.01. Each Holder of an Allowed Class 2A, 2B, 4A, 4B, 4C, 4D, 5 or 6 Claim or an Allowed Class 9, 10, 11, 12 or 13 Equity Interest shall be entitled to vote to accept or reject the Plan.

B.   Acceptance by Impaired Classes.

     4.02. An Impaired Class of Claims shall have accepted the Plan if (i) the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Claims actually voting in such Class have voted to accept the Plan and (ii) the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of more than one-half in number of the Allowed Claims actually voting in such Class have voted to accept the Plan. An Impaired Class of Equity Interests shall have accepted the Plan if the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Equity Interests actually voting in such Class have voted to accept the Plan.

C.   Presumed Acceptance of Plan.

     4.03. Classes 1A, 1B, 3A, 3B, 7A and 7B are unimpaired under the Plan, and therefore are presumed conclusively to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.

D.   Confirmation Without Acceptance by All Impaired Classes.

     4.04. The Debtors will request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code in view of the deemed rejection of the Plan by Class 8. In the event that Class 4B or Class 9 fails to accept the Plan, the Debtors intend to seek Confirmation of the Plan under section 1129(b) of the Bankruptcy Code notwithstanding such rejection. In the event that any of Classes 2A, 2B, 4A, 4C, 4D, 10, 11, 12 or 13 fails to accept the Plan, the Debtors reserve their right (i) to modify the Plan in accordance with Article XIII.F of the Plan and (ii) to request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code notwithstanding such failures.


                                   ARTICLE V

                      MEANS FOR IMPLEMENTATION OF THE PLAN

A.   Continued Corporate Existence and Vesting of Assets in the Reorganized
Debtor.

     5.01. Bucyrus shall, as the Reorganized Debtor, continue to exist after the Effective Date as a separate corporate entity, with all the powers of a corporation under the laws of the State of Delaware and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law. Except as otherwise provided in the Plan, on or after the Effective Date, all property of the Estates, and any property acquired by the Debtors or the Reorganized Debtor under the Plan, shall vest in the Reorganized Debtor, free and clear of all Claims, liens, charges, or other encumbrances and Equity Interests. On and after the Effective Date, the Reorganized Debtor may operate its business and may use, acquire or dispose of property and compromise or settle any Claims or Equity Interests, without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order. In accordance with section 1109(b) of the Bankruptcy Code, nothing in this Article V shall preclude any party in interest from appearing and being heard on any issue in the Chapter 11 Cases.

B.   Transactions on the Effective Date.

     5.02. On the Effective Date, unless otherwise provided, the following shall occur and shall be deemed to have occurred simultaneously (except as specified in clauses (a) and (b) below):

     (a) prior to the merger described in Section 5.02(c), Holdings' certificate of incorporation shall be amended to cancel the Holdings Stock and create and authorize two million shares of Holdings Class E Stock;

     (b) prior to the merger described in Section 5.02(c), each Holder of an Allowed Class 6 Claim (Holdings Senior Debentures), the Holder of an Allowed Class 5 Claim (Intercompany Claim) and each Holder of an Allowed Equity Interest, other than the Class 8 Equity Interest, shall be deemed to have exchanged such Claim or Equity Interest for shares of Holdings Class E Stock, as provided for in the Plan;

     (c) Bucyrus and Holdings shall enter into the Merger Agreement and pursuant to the Merger Agreement and subject to filing by Bucyrus of a certificate of merger with the Secretary of State of the State of Delaware, Holdings shall merge with and into Bucyrus, the separate corporate existence of Holdings shall cease and the Old Bucyrus Common Stock, the Holdings Class E Stock shall be canceled and the Holders of Old Bucyrus Common Stock and Holdings

Stock shall surrender such stock certificates to the applicable Disbursing Agent as set forth in Section 7.12;

     (d) the Holdings Stock Options shall be canceled;

     (e) the Bucyrus 10% Senior Notes, the Bucyrus Resettable Senior Notes, the Bucyrus South Street Notes, the Bucyrus Sinking Fund Debentures and the Holdings Senior Debentures shall be deemed to be canceled and the Holders thereof shall surrender such Notes and Debentures to the applicable Disbursing Agent as set forth in Section 7.12;

     (f) the Reorganized Debtor shall be deemed to have exercised Bucyrus' option under the Bucyrus South Street Lease to repurchase all property leased to Bucyrus thereunder;

     (g) the Debt Securities Indentures and the Bucyrus South Street Lease shall be deemed canceled, terminated and of no further force and effect, as permitted by section 1123(a)(5)(F) of the Bankruptcy Code, except as provided in the Plan and the Indenture Trustees shall be released and discharged from any further duties with respect to their respective Debt Securities Indentures.

     (h) the Reorganized Debtor shall issue to the Disbursing Agent the number of shares of New Bucyrus Common Stock which shall be distributed pursuant to the Plan on the Effective Date;

     (i) the Reorganized Debtor shall enter into the New Bank One Credit Agreement and the New South Street Credit Agreement; and

     (j) the Reorganized Debtor shall enter into the New Bucyrus Registration Rights Agreement.

C.   Corporate Governance, Directors and Officers and Corporate Action.

     5.03. Merger Agreement and Amended Certificate of Incorporation. On the Effective Date, pursuant to the Merger Agreement the Reorganized Debtor will file a certificate of merger, which will have attached thereto the Amended Certificate of Incorporation, with the Secretary of State of the State of Delaware in accordance with sections 103, 251 and 303 of the Delaware General Corporation Law. The Amended Certificate of Incorporation will, among other things, prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a)(6) of the Bankruptcy Code, and create and authorize 20,000,000 shares of New Bucyrus Common Stock. After the Effective Date, the Reorganized Debtor may amend and restate its Amended Certificate of Incorporation and other constituent documents as permitted by the Delaware General Corporation Law.

     5.04. Directors and Officers of the Reorganized Debtor.

     (a) Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, as of the Effective Date, the initial officers of the Reorganized Debtor shall be the officers of Bucyrus immediately prior to the Effective Date. Each such officer shall serve from and after the Effective Date pursuant to the terms of the Amended Certificate of Incorporation, the Amended Bylaws and the Delaware General Corporation Law.

     (b) The board of directors of the Reorganized Debtor shall consist of a single class of directors. The initial board of directors of the Reorganized Debtor shall consist of seven directors who shall be selected as follows: one of the directors serving on the initial Board of Directors following the Effective Date will be an officer of Bucyrus nominated by the Board of Directors of Bucyrus; three of the directors serving on the initial board of directors following the Effective Date will be persons who will be nominated by the Creditors Committee; and the remaining three of the directors serving on the initial board of directors following the Effective Date will be persons who will be nominated by the Holder of the Allowed Class 4B Claim. Each such initial director shall serve from and after the Effective Date until the 1996 Annual Meeting, and, pursuant to Section 5.04(c), from and after the 1996 Annual Meeting until the 1997 Annual Meeting, and otherwise pursuant to the terms of the Plan, the Amended Certificate of

Incorporation, the Amended Bylaws and the Delaware General Corporation Law, and until their successors have been duly elected or appointed and qualified. The first annual meeting of stockholders of the Reorganized Debtor following the Effective Date will be held in 1996 following completion of the Reorganized Debtor's 1995 fiscal year.

     (c) All Holders of Impaired Claims and Equity Interests who have accepted the Plan by Ballot or Master Ballot and all Holders of Impaired Claims and Equity Interests who shall receive shares of New Bucyrus Common Stock pursuant to the Plan shall be deemed as of the Effective Date to have irrevocably agreed without any further action on the part of any such Person:

          (i) to cause the shares of New Bucyrus Common Stock received pursuant to the Plan and all other shares of New Bucyrus Common Stock beneficially owned by any such Holder following the Effective Date to be voted for the election of each of the Original Directors as directors of the Reorganized Debtor at the 1996 Annual Meeting for a one-year term ending on the date of the 1997 Annual Meeting and until their successors have been duly elected or appointed and qualified, and

          (ii) that any sale, transfer or other disposition, whether voluntary or involuntary, by operation of law or otherwise of any shares of New Bucyrus Common Stock at any time prior to the 1996 Annual Meeting (a "Transfer"; and any Person to whom any shares of New Bucyrus Common Stock are Transferred is hereinafter referred to as a "Transferee") shall be made subject to the irrevocable agreement to vote such shares of New Bucyrus Common Stock for the election of each of the Original Directors at the 1996 Annual Meeting.

The irrevocable voting agreement provided for in the first sentence of this
Section 5.04(c) shall be binding upon all Transferees.

     (d) All certificates for shares for New Bucyrus Common Stock issued by the Reorganized Debtor prior to the 1996 Annual Meeting shall conspicuously bear the following legend:

     "The shares of Common Stock represented by this stock certificate are issued pursuant to the Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and Bucyrus-Erie Company, as modified December 1, 1994, and as confirmed by the United States Bankruptcy Court, Eastern District of Wisconsin (the "Plan"). Pursuant to the Plan all holders of shares of Common Stock and their Transferees (as defined in the Plan) have irrevocably agreed to cause the shares of Common Stock beneficially owned by such holder or Transferee to be voted for the election of each of the Original Directors (as defined in the Plan), as directors of the Corporation at the annual meeting of stockholders of the Corporation to be held in 1996 (the "1996 Annual Meeting") for a one-year term ending on the date of the annual meeting of stockholders of the Corporation to be held in 1997 and until their successors have been duly elected or appointed and qualified. In addition, any Transfer (as defined in the Plan) of any shares of Common Stock at any time prior to the 1996 Annual Meeting shall be made subject to the above-described irrevocable agreement to vote such shares of Common Stock for the election of each of the Original Directors at the 1996 Annual Meeting."

     (e) The provisions of this Section 5.04 shall not be amended or modified at any time prior to the 1997 Annual Meeting. Articles V(A), VII(A), VII(C) and IX of the Amended Certificate of Incorporation and Sections 3.9, 4.2, 4.7(B) and
4.9 of the Amended Bylaws shall not be amended or modified at any time prior to the 1997 Annual Meeting except as may be provided in the Amended Certificate of Incorporation and the Amended Bylaws, respectively, as in effect immediately after the Effective Date.

     (f) JNL shall take no action, and shall cause any Affiliate thereof to take no action, to remove any Original Director other than an Original Director nominated by JNL (or any successor of such Original Director) prior to the 1997 Annual Meeting, provided that the prohibition provided by this Section 5.04(f) shall not apply to any action by JNL or any Affiliate thereof to remove any director of the Reorganized Debtor (i) for any reason at any time when JNL and any Affiliates thereof in the aggregate (x) beneficially own less than twenty-five percent (25%) of all of the outstanding shares of New Bucyrus Common Stock or (y) do not constitute the largest beneficial owner of New Bucyrus Common Stock, or (ii) for cause.

     5.05. Corporate Action. The adoption of the Amended Certificate of Incorporation and the Amended Bylaws, the selection of directors and officers for the Reorganized Debtor, the distribution of Cash, issuance and distribution of New Bucyrus Common Stock and the adoption, execution and implementation of employment, retirement and indemnification agreements, incentive compensation programs, retirement income plans, welfare benefit plans and other employee plans and related agreements; and the other matters provided for under the Plan involving the corporate action to be taken by or required of the Reorganized Debtor shall be deemed to have occurred and be effective as provided herein, and shall be authorized and approved in all respects without any requirement of further action by stockholders or directors of the Debtors or the Reorganized Debtor.

D.   Professional Fee Claims.

     5.06. Unless a different time is set by Final Order of the Bankruptcy Court, all applications for allowance of Administrative Claims under section 503(b)(3) of the Bankruptcy Code, and all applications for awards or allowance of Professional Fee Claims, shall be Filed not later than sixty (60) days after the Confirmation Date or be forever barred. Objections to such applications shall be Filed not later than ninety (90) days after the Confirmation Date.

E.   Sources of Cash for Plan Distribution.

     5.07. All Cash necessary for the Reorganized Debtor to make payments pursuant to the Plan shall be obtained from existing Cash balances, the operations of the Debtors or the Reorganized Debtor, or post-confirmation borrowings under the New Bank One Credit Agreement. The Reorganized Debtor may also make such payments using Cash received from advances or dividends from the subsidiaries of the Reorganized Debtor in the ordinary course.


                                   ARTICLE VI

                        TREATMENT OF EXECUTORY CONTRACTS
                              AND UNEXPIRED LEASES

A.   Assumption of Executory Contracts and Unexpired Leases.

     6.01. Immediately prior to the Effective Date, all executory contracts or unexpired leases of the Debtors will be deemed assumed in accordance with the provisions and requirements of section 365 and 1123 of the Bankruptcy Code except those executory contracts and unexpired leases that (i) have been rejected by order of the Bankruptcy Court, (ii) are the subject of a motion to reject pending on the Effective Date, (iii) are identified on a list to be Filed on or before the Confirmation Date as to be rejected, or (iv) are rejected pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to sections 365(a) and 1123 of the Bankruptcy Code.

B.   Claims Based on Rejection of Executory Contracts or Unexpired Leases.

     6.02. All proofs of claims with respect to Claims arising from the rejection of executory contracts or unexpired leases, if any, must be Filed within sixty (60) days after the date of entry of an order of the Bankruptcy Court approving such rejection. Any Claims not Filed within such times will be forever barred from assertion against the Debtors or Reorganized Debtor, their Estates and property. Unless otherwise ordered by the Bankruptcy Court or provided in this Plan, all such Claims for which proofs of claim are required to be Filed will be, and will be treated as, General Unsecured Claims subject to the provisions of Article VII hereof.

C.   Cure of Defaults for Executory Contracts and Unexpired Leases Assumed.

     6.03. Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code by payment of the default amount in Cash on the Effective Date or on such other terms as the parties to such executory contracts or unexpired leases may otherwise agree. In the event of a dispute regarding: (i) the amount of any cure payments, (ii) the ability of the Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed or (iii) any other matter pertaining to assumption or the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption.

D.   Indemnification of Directors, Officers and Employees.

     6.04. The obligations of the Debtors to indemnify any person serving at any time on or prior to the Effective Date as one of its directors, officers or employees by reason of such person's service in such capacity, or as a director, officer or employee of any other corporation or legal entity, to the extent provided in a Debtor's constituent documents or by a written agreement with the Debtor or the Delaware General Corporation Law are classified as Class 7A (with respect to obligations of Holdings) and Class 7B (with respect to obligations of Bucyrus) Claims to the extent they arise prior to the Petition Date, and are Administrative Claims to the extent they arise on or after the Petition Date. The legal, equitable and contractual rights to which such directors, officers or employees are entitled by reason of the Debtor's indemnification obligations shall be unaltered and unimpaired within the meaning of section 1124(1) of the Bankruptcy Code. Such indemnification obligations shall survive unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date.

E.   Compensation and Benefit Programs.

     6.05. Except as otherwise expressly provided hereunder, all employment and severance policies, and all compensation and benefit plans, policies, and programs of the Debtors applicable to their employees and retirees and the employees and retirees of their subsidiaries, including, without limitation, all savings plans, retirement plans, consultant service agreements and consultant optional payment agreements entered into between Bucyrus and certain of its retired employees or directors, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death, and dismemberment insurance plans are treated as executory contracts under the Plan and on the Effective Date will be assumed pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code.


                                  ARTICLE VII

                       PROVISIONS GOVERNING DISTRIBUTIONS

A.   Distributions for Claims Allowed as of the Effective Date.

     7.01. Except as otherwise provided in this Article VII or as may be ordered by the Bankruptcy Court, distributions to be made on the Effective Date on account of Claims or Equity Interests that are Allowed as of the Effective Date and are entitled to receive distributions under the Plan shall be made on the Effective Date. Distributions to Holders of the Impaired Debt Securities and Holdings Stock shall be deemed made on the Effective Date if made on the Effective Date or as promptly thereafter as practicable, but in any event no later than thirty (30) calendar days after the Effective Date or such later date when the applicable conditions of Section 7.07 (regarding undeliverable distributions) or Section 7.12 (regarding surrender of canceled instruments and securities) are satisfied. Distributions on account of Claims or Equity Interests that become Allowed Claims or Allowed Equity Interests after the Effective Date shall be made pursuant to Section 8.04 below.

     7.02. For purposes of determining the accrual of interest or rights in respect of any other payment from and after the Effective Date, New Bucyrus Common Stock to be issued shall be deemed issued as of the Effective Date regardless of the date on which it is actually dated, authenticated or distributed; provided, however, that the Reorganized Debtor shall withhold any actual payment until such distribution is made and no interest shall accrue or otherwise be payable on any such withheld amounts.

B.   Distributions by Disbursing Agents.

     7.03. General. The Disbursing Agents shall make all distributions required under the Plan.

     7.04. Distributions with Respect to Impaired Debt Securities and Holdings Stock. Notwithstanding the provisions of Sections 5.02(c) and 5.02(g) regarding the cancellation of Holdings Stock, the Debt Securities Indentures and the Bucyrus South Street Lease, each of Holdings Stock, the Debt Securities Indentures and the Bucyrus South Street Lease shall continue in effect to the extent necessary to allow the Disbursing Agents to receive and make distributions pursuant to the Plan on account of Allowed Equity Interests and Allowed Impaired Debt Securities Claims and to maintain the validity of Indenture Trustee Charging Liens subject, however, to the provision of Section 7.17.

     7.05. Compensation to Indenture Trustees. Each Indenture Trustee providing services related to distributions as a Disbursing Agent pursuant to the Plan to Holders of Allowed Impaired Debt Securities Claims in Classes 2A, 2B, 4A, 4B, 4C and 6 shall receive, from the Reorganized Debtor, with such approval as the Bankruptcy Court may require, reasonable compensation for such services and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services. These payments shall be made on terms agreed to with the Reorganized Debtor, and shall be in addition to any distributions made to any Indenture Trustee on account of any Allowed Impaired Debt Securities Claims.

C.   Delivery and Distributions and Undeliverable or Unclaimed Distributions.

     7.06. Delivery of Distributions in General. Distributions to Holders of Allowed Claims or Allowed Equity Interests shall be made at the address of the Holder of such Claim or Equity Interest as indicated on records of the Debtors. Except as otherwise provided by the Plan or the Bankruptcy Code with respect to undeliverable distributions, distributions to Holders of Allowed Impaired Debt Securities Claims in Classes 2A 2B, 4A, 4B, 4C and 6 by Disbursing Agents shall be made in accordance with the provisions of the applicable Debt Securities Indenture and the Bucyrus South Street Lease and distributions will be made to Holders of record as of the Distribution Record Date.

     7.07. Undeliverable Distributions.

     (a) Holding of Undeliverable Distributions. If any Allowed Claim or Equity Interest Holder's distribution is returned to the applicable Disbursing Agent as undeliverable, no further distributions shall be made to such Holder unless and until the Disbursing Agent is notified in writing of such Holder's then-current address. Undeliverable distributions shall remain in the possession of the applicable Disbursing Agent pursuant to this Article VII until such time as a distribution becomes deliverable. Upon request of the Reorganized Debtor, undeliverable cash (including dividends on the New Bucyrus Common Stock) shall not be entitled to any interest, dividends or other accruals of any kind.

     (b) After Distributions Become Deliverable. Within 20 days after the end of each calendar quarter following the Effective Date, the applicable Disbursing Agent shall make all distributions that become deliverable during the preceding calendar quarter.

     (c) Failure to Claim Undeliverable Distributions. Any Holder of an Allowed Claim that does not assert a Claim or Equity Interest pursuant to the Plan for an undeliverable distribution within five years after the Effective Date shall have its Claim for such undeliverable distribution discharged and shall be forever barred from asserting any such Claim or Equity Interest against the Reorganized Debtor or its respective property. In such cases, (i) any Cash held for distribution on account of such Claims or Equity Interests shall be property of the Reorganized Debtor, free of any restrictions thereon; and (II) any New Bucyrus Common Stock held for distribution on account of such Claims or Equity Interests shall be returned by the Disbursing Agent to the Reorganized Debtor and shall be canceled and of no further force or effect. Nothing contained in the Plan shall require the Disbursing Agents to attempt to locate any Holder of an Allowed Claim or an Allowed Equity Interest.

     (d) Compliance with Tax Requirements. In connection with the Plan, to the extent applicable, each Disbursing Agent shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements.

D.   Distribution Record Date.

     7.08. As of the close of business on the Distribution Record Date, the respective transfer registers for each of the Impaired Debt Securities in Classes 2A, 2B, 4A, 4B, 4C and 6 as maintained by the Debtors, the respective Indenture Trustee or their respective agents, shall be closed and the transfer of Impaired Debt Securities, or any interest therein, will be prohibited. Moreover, the Disbursing Agents shall have no obligation to recognize the transfer of any Impaired Debt Securities in such Classes occurring after the Distribution Record Date, and shall be entitled for all purposes herein to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

E.   Timing and Calculation of Amounts to be Distributed.

     7.09. On the Effective Date, each Holder of an Allowed Claim or Allowed Equity Interest against the Debtors shall receive the full amount of the distributions that the Plan provides for Allowed Claims or Allowed Equity Interests in the applicable Class. Beginning on the date that is twenty (20) calendar days after the end of the calendar quarter following the Effective Date and twenty (20) calendar days after the end of each calendar quarter thereafter, distributions shall also be made, pursuant to Section 8.03 below, to Holders of Disputed Claims or Disputed Equity Interests in any such Class whose Claims or Equity Interests were Allowed during the preceding calendar quarter. Such quarterly distributions shall also be in the full amount that the Plan provides for Allowed Claims or Allowed Equity Interests in the applicable Class.

F.   Distribution and Fractional Securities.

     7.10. Notwithstanding any other provisions of the Plan, only whole numbers of shares of New Bucyrus Common Stock shall be issued. When any distribution on account of an Allowed Claim or Allowed Equity Interest would otherwise result in the issuance of a number of shares of New Bucyrus Common Stock that is not a whole number, the Disbursing Agents shall aggregate and sell all fractional shares of New Bucyrus Common Stock otherwise distributable in accordance with the Plan at then prevailing prices and distribute the net proceeds to Holders of Claims or Interests otherwise entitled thereto.

G.   Setoffs.

     7.11. The Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code or other applicable law, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim, other than any distributions to the Holder of the Allowed Class 4B Claim pursuant to
Section 3.09(b)(y), the claims, rights and Causes of Action of any nature that the Debtors or Reorganized Debtor may hold against the Holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors or Reorganized Debtor of any such claims, rights and Causes of Action that the Debtors or Reorganized Debtor may possess against such Holder.

H.   Surrender of Canceled Instruments or Securities.

     7.12. As a condition precedent to receiving any distribution pursuant to the Plan on account of any Allowed Claim or Allowed Equity Interest evidenced by the instruments, securities, stock certificates or other documentation canceled pursuant to Article V above, the Holder of such Claim or Equity Interest shall tender the applicable instruments, securities, stock certificates or other documentation evidencing such Claim or Equity Interest to the applicable Disbursing Agent. Any New Bucyrus Common Stock to be distributed pursuant to the Plan on account of any such Claim or Equity Interest shall, pending such surrender, be treated as an undeliverable distribution pursuant to Section 7.07.

I.   Impaired Debt Securities.

     7.13. Each Holder of an Allowed Claim evidenced by an Impaired Debt Security shall tender such notes or debentures to the applicable Disbursing Agent in accordance with written instructions to be provided to such Holders by the applicable Disbursing Agent as promptly as practicable following the Effective Date. Such instructions shall specify that delivery of such notes or debentures will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such notes or debentures with a letter of transmittal in accordance with such instructions. All surrendered Impaired Debt Securities shall be marked as canceled and delivered by the Disbursing Agent to the Reorganized Debtor.

J.   Holdings Stock Certificates.

     7.14. Each Holder of an Allowed Equity Interest evidenced by a stock certificate shall tender such stock certificate to the applicable Disbursing agent in accordance with written instructions to be provided to such Holders by the applicable Disbursing Agent as promptly as practicable following the Effective Date. Such instructions shall specify that delivery of such stock certificates will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such stock certificates with a letter of transmittal in accordance with such instructions. All surrendered stock certificates shall be marked as canceled and delivered by the Disbursing Agent to the Reorganized Debtor.

K. Failure to Surrender Canceled Impaired Debt Securities or Canceled Holdings Stock Certificates.

     7.15. Any Holder of Impaired Debt Securities or Holdings Stock certificates that fails to surrender or is deemed to have failed to surrender the applicable notes, debentures or stock certificates required to be tendered hereunder within five (5) years after the Effective Date shall have its Claim or Equity Interest for a distribution pursuant to the Plan on account of such Impaired Debt Securities or Holdings Stock discharged and shall be forever barred from asserting any such Claim against the Reorganized Debtor or its property. In such cases, any Cash, New Bucyrus Common Stock held for distribution on account of such Claim or Equity Interest shall be disposed of pursuant to Section 7.07(c).

L. Lost, Stolen, Mutilated or Destroyed Impaired Debt Securities or Stock Certificates.

     7.16. In addition to any requirements under the applicable Debt Securities Indenture, any Holder of a Claim evidenced by an Impaired Debt Security that has been lost, stolen, mutilated or destroyed shall, in lieu of surrendering such Impaired Debt Security, deliver to the Disbursing Agent: (a) evidence satisfactory to the Disbursing Agent of the loss, theft, mutilation or destruction; and (b) such security or indemnity as may be required by the Disbursing Agent to hold the Disbursing Agent harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Impaired Debt Security. Upon compliance with this Section 7.16 by a

Holder of a Claim evidenced by an Impaired Debt Security, such Holder shall, for all purposes under the Plan, be deemed to have surrendered an Impaired Debt Security.

     7.17. In addition to any requirements under applicable law, any Holder of Holdings Stock evidenced by a stock certificate that has been lost, stolen, mutilated or destroyed must, in lieu of surrendering such stock certificate, deliver to the Disbursing Agent: (a) evidence satisfactory to the Disbursing Agent of the loss, theft, mutilation or destruction; and (b) such security or indemnity as may be required by the Disbursing Agent to hold the Disbursing Agent harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of a stock certificate evidencing Holdings Stock. Upon compliance with these requirements, a Holder of Holdings Stock evidenced by a stock certificate will, for all purposes under the Plan, be deemed to have surrendered a stock certificate.

M.   Cancellation of Existing Indentures and Bucyrus South Street Lease.

     7.18. The cancellation of the Debt Securities Indentures under Section 5.02(g) shall not impair the rights of Holders of Impaired Debt Securities to receive distributions on account of such Claims under the Plan, nor shall such cancellation impair the rights of the Indenture Trustees to enforce their Indenture Trustee Charging Liens, if any, under the Debt Securities Indentures and the Bucyrus South Street Lease. The Impaired Debt Securities shall not be canceled other than under Section 5.02(g) of the Plan.

N.   Release of Indenture Trustee Charging Liens.

     7.19. On or as soon as practicable after the Effective Date, in full satisfaction of the Allowed Claims secured by Indenture Trustee Charging Liens in Classes 2A, 2B, 4A, 4B, 4C and 6, the respective Indenture Trustee shall receive Cash in an amount equal to the amount of such Claims, and any Indenture Trustee Charging Liens shall be released. Distributions received by Holders of Allowed Impaired Debt Securities Claims pursuant to the Plan shall not be reduced on account of such payment of Allowed Claims secured by Indenture Trustee Charging Liens.

O.   Allocation of Distributions to Holders of Allowed Claims.

     7.20. All payments made pursuant to the Plan to a Holder of an Allowed Claim which includes accrued but unpaid interest shall be allocated first to the principal amount of the Allowed Claim and then to such accrued but unpaid interest to the extent that the amount of the payments made under the Plan to such Holder exceed the principal amount of such Claim.


                                  ARTICLE VIII

                    PROCEDURES FOR RESOLVING DISPUTED CLAIMS

A.   Prosecution of Objections to Claims.

     8.01. Except as provided by Section 8.02, (a) after the Confirmation Date, only the Debtors and the Reorganized Debtor shall have the authority to File objections, settle, compromise, withdraw or litigate to judgment objections to Claims or Equity Interests, and (b) the Debtors and the Reorganized Debtor may settle or compromise any Disputed Claim or Equity Interest without approval of the Bankruptcy Court.

     8.02. If the Holder of the Allowed Class 4B Claim votes to accept the Plan on or prior to the Voting Receipt Date and executes and delivers the undertaking described in Section 9.06 of the Plan, after the Confirmation Date, (a) the Holder of the Allowed Class 4B Claim shall have the exclusive right and authority as a representative of the Debtors' Estates to file objections, request estimation of, settle, compromise, withdraw or litigate to judgment objections to Claims or Equity Interests of Non-Released Persons, and to consent to the allowance of such Claims or Equity Interests, (b) the Holder of the Allowed Class 4B Claim may settle or compromise any Disputed

Claim or Equity Interest of a Non-Released Person without approval of the Bankruptcy Court, and (c) Confirmation will constitute appointment of the Holder of the Allowed Class 4B Claim as the representative of the Debtors' Estates for the purposes described in clauses (a) and (b) pursuant to section 1123(b)(3)(B) of the Bankruptcy Code.

B.   Estimation of Claims.

     8.03. Except as provided by Section 8.02, the Debtors or the Reorganized Debtor may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors or the Reorganized Debtor has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimated any contingent or unliquidated Claim, that estimated amount will constitute either the allowed amount of such Claims or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors or the Reorganized Debtor may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

C.   Payments and Distributions on Disputed Claims.

     8.04. Notwithstanding any provision in the Plan to the contrary, no partial payments and no partial distributions will be made with respect to a Disputed Claim or Disputed Equity Interest until the resolution of such disputes by settlement or Final Order. Subject to the provisions of this Section 8.04, as soon as practicable after a Disputed Claim or Disputed Equity Interest becomes an Allowed Claim or Allowed Equity Interest, the Holder of such Allowed Claim or Allowed Equity Interest will receive all payments and distributions to which such Holder is then entitled under the Plan. Notwithstanding the foregoing, any Person who holds both an Allowed Claim(s) or Allowed Equity Interest(s) and a Disputed Claims(s) or Disputed Equity Interest(s) will receive the appropriate payment or distribution on the Allowed Claims(s) or Allowed Equity Interest(s), although no payment or distribution will be made on the Disputed Claim(s) or Disputed Equity Interest(s) until such dispute is resolved by settlement or Final Order.


                                   ARTICLE IX

                         RELEASE AND RELATED PROVISIONS

A.   Subordination.

     9.01. The classification and manner of satisfying all Claims and Equity Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority and rights of the Claims and Equity Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code or otherwise, and any and all such rights are settled, compromised and released pursuant to the Plan. The Confirmation Order shall permanently enjoin, effective as of the Effective Date, all Persons and entities from enforcing or attempting to enforce any such contractual, legal and equitable subordination rights satisfied, compromised and settled pursuant to this Section 9.01.

B.   Limited Release of Directors, Officers and Employees.

     9.02. As of the Effective Date, the Debtors shall be deemed to have waived and released their present and former directors, officers and employees from any and all Causes of Action of the Debtors (including claims which the Debtors or Debtors in Possession otherwise have legal power to assert, compromise or settle in connection with the Chapter 11 Cases) arising on or prior to the Effective Date; provided, however, that this provision shall not operate as a waiver or release of any Cause of Action (i) in respect to any loan, advance or similar payment by the Debtors to any such person or (ii) in respect of any contractual obligation owed by such person to the Debtors.

C.   Release in Respect of Becor Transactions and Certain Other Matters.

     9.03. All payments and distributions received hereunder by Holders of Allowed Claims against and Allowed Equity Interests in the Debtors or the Reorganized Debtor shall be final and shall not be subject to avoidance, disgorgement, reallocation or challenge in respect of all Causes of Action by reason of, arising from, or in connection with or related in any way to the Released Matters (as defined below). Except as provided in Sections 9.04 and 9.05, as of the Effective Date, the Debtors and the Reorganized Debtor (collectively, the "Releasors") shall be deemed, for good and valuable consideration, to have released and discharged all holders of Allowed Claims against and all holders of Allowed Equity Interests in the Debtors or the Reorganized Debtor, and any and all of their respective successors, predecessors, assignors, assignees, parent, subsidiaries, stockholders, affiliates, present and former directors, trustees, officers, employees, agents, attorneys, accountants, investment bankers and financial advisors, and in the case of a partnership, its present and former partners, and in the case of individuals, their respective heirs, receivers, conservators, beneficiaries, executors and administrators (and any other person who, within the meaning of Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, "controls," is "controlled by" or is under "common control" with, any of such persons), past or present, (collectively, the "Released Persons") from any and all Causes of Action (including claims which the Debtors or Debtors in Possession have legal power to assert, compromise or settle in connection with the Chapter 11 Cases) any of the Releasors ever had, now has, hereafter can, shall or may have against any of the Released Persons by reason of, arising from or in connection with or related in any way to (i) the Becor Transactions, (ii) the administration, collection or renegotiation of the Impaired Debt Securities,
(iii) the acquisition or disposition by any Released Person of, or any other action taken or not taken by any Released Person in connection with, or the status of any Released Person as a holder of, any indebtedness or equity or debt securities of, the Debtors or the Reorganized Debtor or (iv) the restructuring of the Claims and Equity Interests which are the subject of this Plan and the negotiation, formulation or preparation of the Plan (items (i) through (iv) are collectively referred to as the "Released Matters").

     9.04 The release contained in Section 9.03 shall not apply to or otherwise release any Cause of Action which a Releasor may have against the Broad Street Fund, Goldman, the South Street Funds, Greycliff Partners, Ltd. or any of their respective successors, predecessors, assignors, assignees, parent, subsidiaries, stockholders, affiliates, present and former directors, trustees, officers, employees, agents, attorneys, accountants, investment bankers and financial advisors, and in the case of a partnership, its present and former partners, and in the case of individuals, their respective heirs, receivers, conservators, beneficiaries, executors and administrators (and any other person who, within the meaning of Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, "controls," is "controlled by" or is under "common control" with, any of such persons), past or present, in each case acting in such capacity (collectively, the "Non- Released Persons"), other than a Cause of Action relating to an Allowed Claim or Allowed Equity Interest.

     9.05. The release contained in Section 9.03 shall not extend to, affect, release, modify or discharge any obligation under this Plan or under any contract, instrument, release, indenture or other agreement entered into or assumed in connection with this Plan.

D.   Preservation of Rights of Action.

     9.06. Except as otherwise provided in the Plan or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtor shall retain and may enforce any claims, rights and Causes of Action that the Debtors or the Estates may hold against any entity. If the Holder of the Allowed Class 4B Claim votes to accept the Plan on or prior to the Voting Receipt Date, then after the Effective Date such Holder shall have the exclusive right and authority, in its sole discretion, to do the following, conditioned upon the execution and delivery by such Holder prior to the Confirmation Date of an undertaking, in form and substance satisfactory to the Debtors and the Creditors Committee, indemnifying and holding harmless the Debtors and the Reorganized Debtor with respect to all claims, losses, expenses and other liabilities arising from or related to such Holder's exercise of its exclusive right and authority under Sections 8.02, 9.06 and 9.07:

          (a) to exercise as a representative of the Debtors in Possession any powers of the Debtors in Possession under section 544, 547 and 548 of the Bankruptcy Code with respect to Non- Released Persons; and

          (b) to pursue as a representative of the Debtors' Estates any claims, rights or Causes of Action of the Debtors or the Debtors in Possession existing on the Confirmation Date against Non-Released Persons, including without limitation any Causes of Action against a Non- Released Person arising from the exercise of the powers of the Debtors in Possession under sections 544, 547 and 548 of the Bankruptcy Code.

The Reorganized Debtor may pursue as appropriate any other retained claims, rights or Causes of Action (including claims, rights or Causes of Action that the Holder of the Allowed Class 4B Claim does not have the right to pursue pursuant to clauses (a) and (b) of this Section 9.06), in accordance with the best interests of the Reorganized Debtor.

     9.07. If the Holder of the Allowed Class 4B Claim votes to accept the Plan on or prior to the Voting Receipt Date and executes and delivers the undertaking described in Section 9.06, Confirmation will constitute appointment of the Holder of the Allowed Class 4B Claim as the representative of the Debtors' Estates for the purposes described in Section 9.06 pursuant to section 1123(b)(3)(B) of the Bankruptcy Code.

     9.08. From and after the Confirmation Date, neither the Debtors nor the Reorganized Debtor shall enter into or assume any contract, instrument, release, indenture or other agreement in connection with the Plan or otherwise which provides for the indemnification or holding harmless of any Non-Released Person with respect to an objection to a Claim or Equity Interest or a Cause of Action that the Holder of the Allowed Class 4B Claim has the exclusive right and authority to pursue pursuant to Sections 8.02, 9.06 and 9.07.

     9.09. Nothing in this Article IX shall affect any right of a Person to assert allegations, seek discovery or offer evidence concerning the acts or omissions of any Person occurring prior to the Petition Date in an action or proceeding relating to a Cause of Action that is not released, satisfied, compromised or settled pursuant to this Article IX.


                                   ARTICLE X

                        REGISTRATION AND RELATED RIGHTS

     10.01. Each recipient of ten percent (10%) or more of the New Bucyrus Common Stock pursuant to this Plan shall have the benefit of the registration and related rights set forth in the New Bucyrus Registration Rights Agreement, subject to the restrictions and limitations set forth therein.

                                   ARTICLE XI

                      CONDITIONS PRECEDENT TO CONFIRMATION
                          AND CONSUMMATION OF THE PLAN

A.   Conditions Precedent to Confirmation.

     11.01. It is a condition to Confirmation that the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, approving the Reorganization Documents, authorizing the Debtors and the Reorganized Debtor to enter into the Reorganization Documents and the transactions contemplated thereby.

     11.02. It is a condition to Confirmation that, at the Debtors' option, the New South Street Credit Agreement shall provide the Reorganized Debtor with a term loan credit facility substantially in the amounts and on the terms and conditions as set forth in the South Street Term Sheet.

B.   Conditions Precedent to Consummation.

     11.03. It is a condition to Consummation of the Plan that the Confirmation Order shall have been entered.

C.   Waiver of Conditions.

     11.04. The Debtors may waive the condition set forth in Section 11.01 in a writing executed by each of them.


                                  ARTICLE XII

                           RETENTION OF JURISDICTION

     12.01. Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases after the Effective Date as legally permissible, including such jurisdiction as the Bankruptcy Court had prior to entry of the Confirmation Order, to:

     (a) Allow, disallow, determine, liquidate, classify, estimate or establish the priority of secured or unsecured status of any Claim, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the allowance or priority of Claims;

     (b) Grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan, for periods ending on or before the Effective Date;

     (c) Resolve any matters related to the assumption, assumption and assignment or rejection of any executory contract or unexpired lease to which a Debtor is a party or with respect to which a Debtor may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the amendment after the Effective Date pursuant to
Article VI above to add any executory contracts or unexpired leases to the list of executory contracts and unexpired leases to be rejected;

     (d) Ensure that distributions to Holders of Allowed Claims and Allowed Equity Interests are accomplished pursuant to the provisions of the Plan, including ruling on any motion Filed pursuant to Article VIII;

     (e) Decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtors that may be pending on the Effective Date;

     (f) Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan or the Disclosure Statement, including to correct any defect, cure any omission or reconcile any inconsistency, except as provided in Section 12.01(g) or elsewhere herein;

     (g) Resolve any cases, controversies, suits, or disputes that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any Person's obligations incurred in connection with the Plan, except that such retention of jurisdiction shall not apply to any cases, controversies, suits or disputes that may arise in connection with the rights or obligations of the Reorganized Debtor or any other Person as the issuer or a Holder, respectively, of New Bucyrus Common Stock (other than the rights and obligations provided in Section 5.04), or any other agreements governing, instruments evidencing or documents relating to any of the foregoing, including the interpretation or enforcement of any rights, remedies or obligations under any of the foregoing;

     (h) Issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any entity with Consummation or enforcement of the Plan, except as otherwise provided herein;

     (i) Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

     (j) Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan or the Disclosure Statement, except as provided in
Section 12.01(g) or elsewhere herein; and

     (k) Enter a Final Decree.


                                  ARTICLE XIII

                            MISCELLANEOUS PROVISIONS

A.   Dissolution of Committee.

     13.01. Upon completion of all distributions contemplated by the Plan, the Creditors Committee shall dissolve and its members shall be released and discharged from all rights and duties arising from, or related to, the Chapter 11 Cases.

B.   Payment of Statutory Fees.

     13.02. All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the hearing pursuant to section 1128 of the Bankruptcy Code, shall be paid on or before the Effective Date.

C.   No Interest.

     13.03. Except as expressly stated in the Plan, or as allowed by the Bankruptcy Court, no interest, penalty or late charge is to be allowed on any Claim subsequent to the Petition Date.

D.   Discharge of Debtors.

     13.04. Except as otherwise provided in the Plan or the Confirmation Order, Confirmation shall (a) operate as a discharge, in accordance with section 1141(d)(1) of the Bankruptcy Code, effective as of the Effective Date, of any and all debts (as such term is defined in section 101(12) of the Bankruptcy
Code) or Claims against the Debtors and the Reorganized Debtor that arose at any time before the Effective Date, including, but not limited to, all principal and interest, whether accrued before, on, or after the Petition Date and (b) terminate all rights and interests of Holders of Old Bucyrus Common Stock, Holdings Stock and Holdings Stock Options. On the Effective Date, as to every discharged debt and Claim, the Holder of such debt or Claim shall be permanently precluded from asserting against any of the Debtors, the Reorganized Debtor, or against any of their respective assets or property, any other and further Claim based upon any document, instrument or act, omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date. Without limiting the generality of the foregoing, upon the Effective Date, the Debtors and the Reorganized Debtor shall be discharged from any debt that arose before the Effective Date, and any debt of a kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, to the full extent permitted by section 1141(d)(1)(A) of the Bankruptcy Code. Except as otherwise specifically provided herein, nothing in the Plan shall be deemed to waive, limit or restrict in any way the discharge granted upon Confirmation under section 1141 of the Bankruptcy Code and effective as of the Effective Date.

E.   Injunction.

     13.05. On the Effective Date, all entities who have been, are, or may be Holders of Allowed Claims or Allowed Equity Interests shall be enjoined from taking any of the following actions against or affecting the Debtors, the Reorganized Debtor or their respective Estates and property with respect to such Allowed Claims or Allowed Equity Interests (other than actions brought to enforce any rights or obligations under the Plan and appeals, if any, from the Confirmation Order):

          (a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind against the Debtors, the Reorganized Debtor or their respective Estates and property, or any direct or indirect successor in interest to any of the Debtors or the Reorganized Debtor, or any assets or property of such transferee or successor;

          (b) enforcing, levying, attaching, collecting or otherwise recovering by any manner or means whether directly or indirectly any judgment, award, decree or order against the Debtor, the Reorganized Debtor or their respective Estates and property, or any direct or indirect successor in interest to any of the Debtors or the Reorganized Debtor, or any assets or property of such transferee or successor;

          (c) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any Lien against the Debtors, the Reorganized Debtors or their respective Estates and property, or any direct or indirect successor in interest to any of the Debtors or the Reorganized Debtor, or any assets or property of such transferee or successor other than as contemplated by the Plan;

          (d) asserting any set-off, right of subrogation or recoupment of any kind, directly or indirectly against any obligation due the Debtors, the Reorganized Debtor or their respective Estates and property, or any direct or indirect successor in interest to any of the Debtors or the Reorganized Debtor, or any assets or property of such transferee or successor; and

          (e) proceeding in any manner in any place whatsoever that does not conform to or comply with the provisions of the Plan.

     13.06. Except as provided herein, as of the Effective Date, all non-Debtor entities are permanently enjoined from commencing or continuing in any manner, any action or proceeding, whether directly, derivatively, on account of or respecting any Claim, debt, right, Cause of Action or liability released or to be released pursuant to Article IX.

F.   Modification of Plan.

     13.07. The Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order. Without limiting the foregoing sentence, the Debtors reserve the right to amend the Plan to eliminate any distribution under the Plan to all Holders of Holdings Stock. Except as limited by Section 5.04(e), after the entry of the Confirmation Order, the Debtors or the Reorganized Debtor, as the case may be, may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

G.   Revocation of Plan.

     13.08. The Debtors reserve the right, at any time prior to the entry of the Confirmation Order, to revoke or withdraw the Plan. If the Debtors revoke or withdraw the Plan, it shall be null and void and, in such event, nothing contained herein shall be deemed to constitute a waiver or release of any Causes of Action or Claims by or against the Debtors or any other entity or to prejudice in any manner the rights of either of the Debtors or any entity in any further proceeding involving a Debtor.

H.   Rules of Interpretation.

     13.09. For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether defined in the singular or the plural, shall include both the singular and the plural; (b) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit Filed, or to be Filed, means such document or exhibit, as it may have been or may be amended, modified or supplemented; (d) unless otherwise specified, all references in the Plan to Sections, Articles and Exhibits are references to Sections, Articles and Exhibits of or to the Plan; (f) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or affect the interpretation of the Plan; and (g) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply.

I.   Computation of Time.

     13.10. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

J.   Governing Law.

     13.11. Except to the extent that the Bankruptcy Code or the Bankruptcy Rules are applicable, and subject to the provisions of any contract, instrument, release, indenture or other agreement or documents entered into in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

K.   Severability.

     13.12. Should the Bankruptcy Court determine, prior to the Confirmation Date, that any provision of the Plan is illegal on its face or illegal as applied to any Claim or Equity Interest, such provision shall be unenforceable either as to all Holders of Claims or Equity Interests or as to the Holder of such Claim or Equity Interest as to which such provision is unenforceable, respectively. Such a determination of unenforceability shall in no way limit or affect the enforceability or operative effect of any other provision of the Plan.

L.   Successors and Assigns.

     13.13. The rights, benefits and obligations of any entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign of such entity.

Dated: September 19, 1994,
       as modified December 1, 1994

                                  B-E HOLDINGS, INC.



                                  By:/s/ William B. Winter
                                     -------------------------------------------
                                     Title: Chairman and Chief Executive Officer



                                  BUCYRUS-ERIE COMPANY



                                  By:/s/ William B. Winter
                                     -------------------------------------------
                                     Title: Chairman and Chief Executive Officer



                                  MILBANK, TWEED, HADLEY & McCLOY



                                  By:/s/ John G. Gellene
                                     -------------------------------------------
                                     (A Member of the Firm)
                                     1 Chase Manhattan Plaza
                                     New York, New York 10005
                                     (212) 530-5000

                                 Reorganization Counsel for Bucyrus-Erie Company


                                  HOWARD, SOLOCHEK & WEBER S.C.



                                  By:/s/ Albert Solochek
                                     -------------------------------------------
                                     (A Member of the Firm)
                                     324 East Wisconsin Avenue
                                     Milwaukee, Wisconsin  53202
                                     (414) 272-0760

                                  Reorganization Counsel for B-E Holdings, Inc.

                                RESTATED BYLAWS

                                       OF

                              BUCYRUS-ERIE COMPANY

              Incorporated under the Laws of the State of Delaware


                                   ARTICLE I

                                    GENERAL

     Section 1.1. Effectiveness of Bylaws. These Bylaws have been adopted in accordance with the provisions of the Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and Bucyrus-Erie Company (as amended, modified or supplemented from time to time, the "Plan") under chapter 11 of title 11, United States Code (the "Bankruptcy Code") in proceedings under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Wisconsin. These Bylaws shall constitute the Bylaws of the Corporation and shall be effective for all purposes as of the Effective Date (as defined in the Plan) of the Plan.


                                   ARTICLE II

                               OFFICE AND RECORDS

     Section 2.1. Delaware Office. The principal office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

     Section 2.2. Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

     Section 2.3. Books and Records. The books and records of the Corporation may be kept at the Corporation's principal executive offices in South Milwaukee, Wisconsin or at such other locations outside the State of Delaware as may from time to time be designated by the Board of Directors.

                                  ARTICLE III

                                  STOCKHOLDERS

     Section 3.1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on the last Wednesday in April of each year, if not a legal holiday, and if a legal holiday then on the next succeeding business day, at 1:00 p.m., local time, at the principal executive offices of the Corporation, or at such other date, place and/or time as may be fixed by resolution of the Board of Directors. The first annual meeting of stockholders following the Effective Date will take place in 1996 following completion of the Corporation's fiscal year ending December 31, 1995 at such time and place determined in accordance with the immediately preceding sentence (the "1996 Annual Meeting").

     Section 3.2. Special Meeting. Subject to the rights of the holders of any series or class of stock as set forth in the Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") to elect additional directors under specified circumstances, special meetings of the stockholders may be called only by the Chairman of the Board, by the Board of Directors pursuant to a written request signed by not less than three directors and delivered to the Secretary or by the President or the Secretary upon the written request, stating the time, place, and the purpose or purposes of the meeting, of stockholders who together own of record a majority of the outstanding stock of all classes entitled to vote at such meeting.

     Section 3.3. Place of Meeting. The Board of Directors may designate the place of meeting for any meeting of the stockholders. If no designation is made by the Board of Directors, the place of meeting shall be the principal executive offices of the Corporation.

     Section 3.4. Notice of Meeting. Written or printed notice, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be prepared and delivered by the Corporation not less than ten days nor more than sixty days before the date of the meeting, either personally, or by mail, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his or her address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Meetings may be held without notice if all stockholders entitled to vote are present, or if notice is waived as provided in Section 7.2 of these Bylaws. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.

     Section 3.5. List of Stockholders. A complete list of the stockholders entitled to vote at the ensuing election, arranged in alphabetical order, with the address of each, and the number of shares held by each, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, at the Corporation's principal executive offices. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

     Section 3.6. Quorum and Adjournment. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the outstanding shares of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such business. The chairman of the meeting or a majority of the voting power of the shares of Voting Stock so represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a class or series, the chairman or a majority of the shares of such class or series so represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

     Section 3.7. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or as otherwise permitted by law, or by his or her duly authorized attorney-in-fact. Such proxy must be filed with the Secretary of the Corporation or his or her representative at or before the time of the meeting.

     Section 3.8. Notice of Stockholder Business and Nominations.

     (A) Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting delivered pursuant to Section 3.4 of these Bylaws, (b) by or at the direction of the Chairman of the Board or pursuant to a written request signed by not less than three directors and delivered to the Secretary or (c) by any stockholder of the Corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in clauses (2) and (3) of paragraph (A) of this Bylaw and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

     (2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than seventy days nor more than ninety days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than twenty days, or delayed by more than seventy days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the ninetieth day prior to such annual meeting and not later than the close of business on the later of the seventieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

     (3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least eighty days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

     (B) Special Meeting of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting pursuant to Section 3.4 of these Bylaws. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Bylaw and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder's notice as required by paragraph (A)(2) of this Bylaw shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the ninetieth day prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

     (C) General. (1) Only persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

     (2) For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

     (3) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

     Section 3.9. Procedure for Election of Directors; Required Vote. Other than the election of directors at any meeting of stockholders of the Corporation held prior to the annual meeting of stockholders to be held in 1997 (the "1997 Annual Meeting"), which shall occur as provided in Section 5.04 of the Plan, election of directors at all meetings of the stockholders at which directors are to be elected shall be by written ballot, and except as otherwise set forth in the Certificate of Incorporation with respect to the right of the holders of any series or class of stock to elect additional directors under specified circumstances, a plurality of the votes cast thereat shall elect the directors. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by a majority of the votes cast with respect thereto. Prior to the 1997 Annual Meeting, this Section 3.9 of these Bylaws shall not be amended, added to, rescinded or repealed.

     Section 3.10. Inspectors of Elections; Opening and Closing the Polls.

     (A) The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by the General Corporation Law of the State of Delaware (the "GCL").

     (B) The chairman of the meeting shall fix and announce at the meeting the time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

     Section 3.11. No Stockholder Action by Written Consent. Subject to the rights of the holders of any series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specific circumstances or to consent to specific actions taken by the Corporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.


                                   ARTICLE IV

                               BOARD OF DIRECTORS

     Section 4.1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

     Section 4.2. Number, Tenure and Qualifications. Subject to the rights of the holders of any series or class of stock as set forth in the Certificate of Incorporation to elect directors under specified circumstances, as provided in
Section 5.04(b) of the Plan from the Effective Date (as defined in the Plan) until the 1997 Annual Meeting, the Board of Directors shall consist of seven members, and thereafter the number of directors shall be fixed from time to time by the Board of Directors, but shall consist of not more than fifteen nor less than three directors. Upon the Effective Date, the Board of Directors shall consist of those directors selected as provided in Section 5.04 of the Plan (the "Original Directors"). Each Original Director shall hold office from and after the Effective Date until the 1996 Annual Meeting, and from and after the 1996 Annual Meeting until the 1997 Annual Meeting as provided in Section 5.04 of the Plan, and otherwise pursuant to the terms of the Certificate of Incorporation, the Plan, these By-Laws and the GCL, and until their successors have been duly elected, or appointed pursuant to Section 4.7(B) of these Bylaws and qualified. Directors shall be elected annually and shall hold office from the time of such director's election and qualification until their successors shall have been duly elected and qualified. At each succeeding annual meeting of stockholders of the Corporation beginning with the 1997 Annual Meeting, if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created. Prior to the 1997 Annual Meeting, this Section 4.2 of these Bylaws shall not be amended, added to, rescinded or repealed except (x) by resolution of the Board of Directors increasing the number of directors passed at a meeting thereof by not less than two-thirds of the number of directors fixed from time to time by these Bylaws, or (y) by resolution of the Board of Directors increasing the number of directors passed at a meeting thereof in connection with any transaction involving the Corporaiton that requires approval of the stockholders of the Corporation under the GCL and that is approved at such meeting, provided that in either case notice of the proposed change was given in a notice given no less than twenty-four hours prior to the meeting.

     Section 4.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without notice other than this Bylaw immediately after the Annual Meeting of Stockholders at the principal executive offices of the Corporation or at such other place as may be fixed by resolution of the Board of Directors. The Board of Directors may, by resolution, provide the time and place for the holding of additional regular meetings without notice other than such resolution.

     Section 4.4. Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the President or not less than three directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

     Section 4.5. Notice. Notice of any special meeting shall be given to each director at his or her business or residence in writing by hand delivery, overnight mail, courier service, telegram or facsimile transmission or orally by telephone communication. If by telegram, overnight mail, or courier service such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or its notice is delivered to the overnight mail or courier service company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least twenty-four hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Section 9.1 of these Bylaws. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting as provided in Section 7.4 of these Bylaws.

     Section 4.6. Quorum. A majority of the Board of Directors shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

     Section 4.7. Vacancies; Vacancies Prior to the 1997 Annual Meeting.

     (A) Subject to the rights of the holders of any series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specified circumstances, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

     (B) Notwithstanding the provisions of Section 4.7(A) of these Bylaws, if prior to the 1997 Annual Meeting, there shall be a vacancy in the Board of Directors resulting from the death, resignation, retirement or removal for cause (an "Original Director Vacancy Event") of any Original Director, the provisions of this Section 4.7(B) of these Bylaws shall govern the appointment of a successor to fill the remainder of the original unexpired term of office of such Original Director. If an Original Director Vacancy Event shall occur in respect of an Original Director (or any successor thereto) prior to the 1997 Annual Meeting who is: (i) a director nominated by the Board of Directors of the Corporation prior to the Effective Date of the Plan, the Board of Directors shall appoint an officer of the Corporation who served in such capacity prior to the Effective Date of the Plan, or, in the absence of any such person, an officer of the Corporation then serving in such capacity; (ii) a director selected by the Holder of the Allowed Class 4B Claim (as defined in the Plan) (a "Class 4B Director") the remaining Class 4B Directors (or their successors) shall appoint the successor to such Class 4B Director, provided, however, if an Original Director Vacancy Event occurs in respect of (x) both Class 4B Directors or (y) the remaining Class 4B Director prior to the appointment of a successor to the other Class 4B Director, then, if at the time the Original Director Vacancy Event described in sub-clause (x) or (y) occurs, Jackson National Life Insurance Company owns (1) 30% or more of the then issued and outstanding shares of Common Stock, the President of Jackson National Life Insurance Company shall appoint successors to such Class 4B Directors or (2) less than 30% of the then issued and outstanding shares of Common Stock, a majority of the remaining Original

Directors shall appoint successors to such Class 4B Directors; or (iii) a director selected by the Creditors Committee (as defined in the Plan) (a "Committee Director") the remaining Committee Directors (or successors) shall appoint the successor to such Committee Director, provided, however, if an Original Director Vacancy Event occurs in respect of (x) all Committee Directors or (y) the remaining Committee Director prior to the appointment of a successor to the other Committee Director, a majority of the remaining Original Directors shall appoint successors to such Committee Directors. Prior to the 1997 Annual Meeting, this Section 4.7(B) of these Bylaws shall not be amended, added to, rescinded or repealed.

     Section 4.8. Committees of the Board of Directors. The Board of Directors may from time to time, by resolution passed by a majority of the Board of Directors, designate one or more committees, each committee to consist of one or more directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise such powers and authority of the Board of Directors in the management of the business and affairs of the Corporation as provided in such resolution, and may authorize the seal of the Corporation to be affixed to all papers which may require it, except as otherwise provided by law. Unless the resolution of the Board of Directors expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Any such committee may adopt rules governing the method of calling and time and place of holding its meetings. Unless otherwise provided by the Board of Directors, a majority of any such committee (or the member thereof, if only one) shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such committee present at a meeting at which a quorum is present shall be the act of such committee. Each such committee shall keep a record of its acts and proceedings and shall report thereon to the Board of Directors whenever requested so to do. Any or all members of any such committee may be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Board of Directors.

     Section 4.9. Removal. Any director may be removed from office at any time, but only for cause or otherwise pursuant to the GCL. Prior to the 1997 Annual Meeting, this Section 4.9 of these Bylaws shall not be amended, added to, rescinded or repealed.

     Section 4.10. Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

     Section 4.11. Conference Telephone Meetings. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

     Section 4.12. Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board of Directors and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.


                                   ARTICLE V

                                    OFFICERS

     Section 5.1. Elected Officers. The elected officers of the Corporation shall be a Chairman of the Board, a President, one or more Vice Presidents, a Secretary, a Treasurer and a Controller, and such other officers, as the Board of Directors from time to time may deem proper. The Chairman of the Board shall be chosen from the directors. All officers chosen by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article V. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors. The Board of Directors may from time to time elect, or the Chairman of the Board or the President may appoint, such other officers (including one or more Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, and Assistant Controllers) and such agents, as may be necessary.

     Section 5.2. Election and Term of Office. The elected officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Subject to Section
5.13 of these Bylaws, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death or until such officer shall resign.

     Section 5.3. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors and shall be the Chief Executive Officer. The Chairman of the Board shall be responsible for the general management of the affairs of the Corporation, shall make reports to the Board of Directors and the stockholders and shall perform all duties incidental to such office which may be required by law and all such other duties as are properly required by the Board of Directors. The Chairman of the Board may employ and discharge employees and agents of the Corporation, except such as shall be elected or appointed by the Board of Directors, and he may delegate these powers. The Chairman of the Board shall also have such other powers and duties as may be delegated to him by the Board of Directors. The Chairman of the Board shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect. The Chairman of the Board may sign, alone or with the Secretary or any other proper officer of the Corporation authorized by the Board of Directors, certificates, contracts, and other instruments of the Corporation as authorized by the Board of Directors.

     Section 5.4. President. The President shall act in a general executive capacity and shall assist the Chairman of the Board in the administration and operation of the Corporation's business and general supervision of its policies and affairs and shall have such other powers and duties as may from time to time be prescribed by the Bylaws, by Resolution of the Board of Directors or by the Chairman of the Board. The President shall, in the absence of or because of the inability to act of the Chairman of the Board, perform all of the duties and may exercise all of the powers of the Chairman of the Board and shall preside at all meetings of stockholders and of the Board of Directors. The President may sign, alone or with the Secretary or any other proper officer of the Corporation authorized by the Board of Directors, certificates, contracts, and other instruments of the Corporation as authorized by the Board of Directors.

     Section 5.5. Vice President. Each Vice President shall have such powers and perform such duties as may be prescribed by the Bylaws, by Resolution of the Board of Directors or by the Chairman of the Board. The performance of any duty by a Vice President shall, in respect of any other person dealing with the Corporation, be conclusive evidence of his power to act. Any Vice President may, by Resolution of the Board of Directors, be designated an Executive Vice President or a Senior Vice President.

     Section 5.6. Secretary. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors and all other notices required by law or by these Bylaws, and in case of absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman of the Board, the President, or the Board of Directors, upon whose request the meeting is called as provided in these Bylaws. The Secretary shall record or cause to be recorded all the proceedings of the meetings of the Board of Directors, any committees thereof and the stockholders of the Corporation in a book to be kept for that purpose, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board or the President. The Secretary shall have the custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board of Directors, the Chairman of the Board or the President, and attest to the same. The Secretary shall have charge of the stock ledger and such other books and papers as the Board of Directors may direct. The Secretary shall have all such further powers and duties as generally are incident to the office of Secretary or as may be prescribed by the Bylaws, by Resolution of the Board of Directors or by the Chairman of the Board.

     Section 5.7. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, the Chairman of the Board or the President, taking proper vouchers for such disbursements. The Treasurer shall render to the Chairman of the Board, the President and the Board of Directors, whenever requested, an account of all transactions engaged in as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond for the faithful discharge of duties in such amount and with such surety as the Board of Directors shall prescribe. The Treasurer shall have all such further powers and duties as generally are incident to the office of Treasurer or as may be prescribed by the Bylaws, by Resolution of the Board of Directors, or by the Chairman of the Board.

     Section 5.8. Controller. The Controller shall be the principal officer in charge of the accounts of the Corporation. The Controller shall render to the Board of Directors and the Chairman of the Board regularly and whenever otherwise required an account of the operation and financial condition of the Corporation. The Controller shall perform all the duties incidental to the office of Controller, and shall have such other powers and duties as may be prescribed by the Bylaws, by Resolution of the Board of Directors, or by the Chairman of the Board.

     Section 5.9. Assistant Treasurer. In the absence or inability to act of the Treasurer, any duly appointed Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. The performance of any such duty shall, in respect of any other person dealing with the Corporation, be conclusive evidence of his power to act. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Chairman of the Board may assign to him.

     Section 5.10. Assistant Controllers. In the absence or inability to act of the Controller, any duly appointed Assistant Controller may perform all of the duties and exercise all the powers of the Controller. The performance of any such duty shall, in respect of any other person dealing with the Corporation, be conclusive evidence of his power to act. An Assistant Controller shall perform such other duties as the Controller or the Chairman of the Board may assign to him.

     Section 5.11. Assistant Secretaries. In the absence or inability to act of the Secretary, any duly appointed Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. The performance of any such duty shall, in respect of any other person dealing with the Corporation, be conclusive evidence of his power to act. An Assistant Secretary shall also perform such other duties as the Secretary or the Chairman of the Board may assign to him.

     Section 5.12. Removal. Any officer elected by the Board of Directors may be removed by a majority of the members of the Board of Directors whenever, in their judgment, the best interests of the Corporation would be served thereby. Any officer or agent appointed by the Chairman of the Board or the President may be removed by him whenever, in his judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of such officer's death, resignation, removal or the election of such officer's successor, whichever event shall first occur, except as otherwise provided in an employment contract or an employee plan.

     Section 5.13. Vacancies. A newly created office and a vacancy in any office because of death, resignation or removal may be filled by the Board of Directors for the unexpired portion of the term at any meeting of the Board of Directors. Any vacancy in an office appointed by the Chairman of the Board or the President because of death, resignation or removal may be filled by the Chairman of the Board or the President.


                                   ARTICLE VI

                        STOCK CERTIFICATES AND TRANSFERS

     Section 6.1. Stock Certificates and Transfers.

     (A) The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe. The shares of the stock of the

Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by the holder's attorney, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

     (B) The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were such officer, transfer agent or registrar at the date of issue.

     Section 6.2. Lost, Stolen or Destroyed Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any authorized officer may in its or his discretion require.


                                  ARTICLE VII

                            MISCELLANEOUS PROVISIONS

     Section 7.1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year.

     Section 7.2. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

     Section 7.3. Seal. The seal of the Corporation shall be circular in form and shall bear, in addition to any other emblem or device approved by the Board of Directors, the name of the Corporation, the year of its incorporation and the words "Corporate Seal" and "Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

     Section 7.4. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the GCL, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders of the Board of Directors need be specified in any waiver of notice of such meeting.

     Section 7.5. Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be made annually.

     Section 7.6. Resignations. Any Director or any officer, whether elected or appointed, may resign at any time by serving written notice of such resignation on the Chairman of the Board, the President or the Secretary, and such resignation shall be deemed to be effective when said notice is received by the Chairman of the Board, the President or the Secretary or at such later date as is stated therein. No formal action shall be required of the Board of Directors or the stockholders to make any resignation effective.

     Section 7.7. Indemnification and Insurance. (A) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the GCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that, except as provided in paragraph
(C) of this Bylaw with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

     (B) The right to indemnification conferred in paragraph (A) of this Bylaw shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the GCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this paragraph (B) or otherwise.

     (C) If a claim under paragraphs (A) or (B) of this Bylaw is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the GCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Bylaw or otherwise shall be on the Corporation.

     (D) The right to indemnification and the advancement of expenses conferred in this Bylaw shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, provision of these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

     (E) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL.

     (F) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Bylaw with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

     (G) The rights to indemnification and to the advancement of expenses conferred in paragraphs (A) and (B) of this Bylaw shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.


                                  ARTICLE VIII

                            CONTRACTS, PROXIES, ETC.

     Section 8.1. Contracts. Except as otherwise required by law, the Certificate of Incorporation or these By-Laws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the President or any Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors, the Chairman of the Board or the President may delegate contractual powers to others under such officer's jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

     Section 8.2. Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the President or the Vice President-Finance may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.


                                   ARTICLE IX

                                   AMENDMENTS

     Section 9.1. Amendments. Except as these Bylaws may expressly provide to the contrary, these Bylaws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting and, in the case of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting.

                               State of Delaware

                        Office of the Secretary of State

                          ---------------------------


     I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

     "B-E HOLDINGS, INC." A DELAWARE CORPORATION

     WITH AND INTO "BUCYRUS-ERIE COMPANY" UNDER THE NAME OF "BUCYRUS-ERIE COMPANY", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE FOURTEENTH DAY OF DECEMBER, A.D. 1994, AT 12:30 O'CLOCK P.M.






                                         /s/ Edward J. Freel
                                         -----------------------------------
                                         Edward J. Freel, Secretary of State


                                         Authentication:  7338452
                                         Date:            12/14/94

                             CERTIFICATE OF MERGER

                                       OF

                               B-E HOLDINGS, INC.

                            (a Delaware corporation)

                                      INTO

                              BUCYRUS-ERIE COMPANY

                            (a Delaware corporation)

                                  ***********


     The undersigned corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL") does hereby certify:

     FIRST: That the name and state of incorporation of each of the constituent corporations of the merger (the "Merger") is as follows:

    NAME                                    STATE OF INCORPORATION
    ----                                    ----------------------

    B-E Holdings, Inc.                      Delaware

    Bucyrus-Erie Company                    Delaware


     SECOND: That an Agreement and Plan of Merger between the parties to the Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 251 and 303 of the DGCL.

     THIRD: That the name of the surviving corporation is Bucyrus-Erie Company.

     FOURTH: That the Restated Certificate of Incorporation of Bucyrus-Erie Company shall be the Restated Certificate of Incorporation of Bucyrus-Erie Company, as amended, attached hereto as Exhibit A.

     FIFTH: That the executed Agreement and Plan of Merger is on file at the principal place of business of the surviving corporation. The address of said principal place of business is 1100 Milwaukee Avenue, South Milwaukee, Wisconsin 53172.

     SIXTH: That a copy of the Agreement and Plan of Merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

Dated:  December 14, 1994                      BUCYRUS-ERIE COMPANY



                                               By:/s/ Phillip W. Mork
                                                  -------------------
                                                  Phillip W. Mork
                                                  President



ATTEST:



By:/s/ David M. Goelzer
   --------------------
   David M. Goelzer
   Secretary

                                   EXHIBIT A

                     RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                              BUCYRUS-ERIE COMPANY



                                ARTICLE I - NAME

     The name of the corporation (which is hereinafter referred to as the "Corporation") is:

                              Bucyrus-Erie Company


                         ARTICLE II - REGISTERED OFFICE

     The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.


                             ARTICLE III - PURPOSE

     The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.


                               ARTICLE IV - STOCK

     (A) Authorized Stock. The total number of shares of stock which the Corporation shall have authority to issue is Twenty Million (20,000,000) shares of Common Stock, par value $.01 per share (hereinafter referred to as "Common Stock").

     (B) Restriction on Issuance of Non-Voting Shares of Capital Stock. The Corporation shall not issue any non-voting equity securities; provided, however, that this provision included in this Restated Certificate of Incorporation in compliance with Section 1123(a)(6) of Title 11, United States Code (the "Bankruptcy Code") shall have no force and effect beyond that required by
Section 1123(a)(6) of the Bankruptcy Code and shall be effective only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation.

     (C) Record Holders. The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as may be required by law.


                               ARTICLE V - BYLAWS

     (A) In furtherance of, and not in limitation of, the powers conferred by law, the Board of Directors is expressly authorized and empowered to adopt, amend or repeal the Bylaws of the Corporation, provided, however, that (i) Sections 3.9, 4.2, 4.7(B) and 4.9 of the Bylaws shall not be amended, altered, changed or repealed prior to the annual meeting of the stockholders of the Corporation to be held in 1997 except as provided in the Bylaws as in effect immediately after the "Effective Date" of the Plan (as defined in the Plan) and
(ii) the Bylaws adopted by the Board of Directors under the powers hereby conferred may be altered, amended or repealed by the Board of Directors or by the stockholders having voting power with respect thereto.

     (B) The Corporation may in its Bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by law.


                     ARTICLE VI - MEETINGS OF STOCKHOLDERS

     Subject to the rights of the holders of any series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specific circumstances or to consent to specific actions taken by the Corporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing in lieu of a meeting of such stockholders.


                            ARTICLE VII - DIRECTORS

     (A) Subject to the rights of the holders of any series or class of stock to elect additional directors under specific circumstances, the number of directors of the Corporation shall be fixed by the Bylaws of the Corporation and may be increased or decreased from time to time in such a manner as may be prescribed by the Bylaws; provided, however, that, except as provided in the Bylaws of the Corporation in effect immediately after the "Effective Date" of the Plan (as defined in the Plan), the number of directors shall not be increased or decreased prior to the annual meeting of the stockholders of the Corporation to be held in 1997.

     (B) Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

     (C) Subject to the rights of the holders of any series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specific circumstances, any director may be removed from office at any time, but only for cause or otherwise to the extent required by the GCL.


                     ARTICLE VIII - LIABILITY OF DIRECTORS

     No director of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director (a) shall be liable under Section 174 of the GCL or any amendment or successor provisions thereto or (b) shall be liable by reason that, in addition to any and all other requirements for such liability, he (i) shall have breached his duty of loyalty to the Corporation or its stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law, or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (iv) shall have derived from any transaction an improper personal benefit. Neither the amendment nor repeal of this Article VIII, nor the adoption of any provision of the Certificate of Incorporation, shall eliminate or otherwise adversely affect the rights and protections of a director under this Article VIII in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article VIII, would accrue or arise prior to such amendment, repeal or adoption.

                            ARTICLE IX - AMENDMENTS

     Except as may be expressly provided in this Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by law, and all powers, preferences and rights of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this
Article IX. Article V(A), Article VII(A), Article VII(C) and this Article IX shall not be amended, altered, changed or repealed prior to the annual meeting of the stockholders of the Corporation to be held in 1997.

                                                                    Exhibit A to
                                                         Restated Certificate of
                                                                   Incorporation



                               Confirmation Order

                         UNITED STATES BANKRUPTCY COURT
                         EASTERN DISTRICT OF WISCONSIN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
In re
                                                  Chapter 11
B-E HOLDINGS, INC. and                            Case Nos. 94-20786-RAE
                                                            94-20787-RAE
BUCYRUS-ERIE COMPANY,
                                                       Jointly Administered
              Debtors.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


                        ORDER CONFIRMING DEBTORS' SECOND
                      AMENDED JOINT PLAN OF REORGANIZATION
                          AS MODIFIED DECEMBER 1, 1994

     The Debtors' Second Amended Joint Plan of Reorganization filed by B-E Holdings, Inc. and Bucyrus-Erie Company dated September 19, 1994 and as modified December 1, 1994 (the "Amended Plan"); having been transmitted to creditors and equity interest holders holding impaired claims and equity interests; and

     It having been determined after hearing on notice that the requirements for confirmation of the Amended plan set forth in 11 U.S.C. ss. 1129(b) have been satisfied;



John G. Gellene
Frederick D. Hyman
Milbank, Tweed, Hadley, & McCloy
1 Chase Manhattan Plaza
New York, New York  10005
Telephone:  (212) 530-5000
Telecopier:  (212) 530-5219

Albert Solochek
C. Scott Pryor
Howard, Solochek & Weber, S.C.

324 E. Wisconsin Avenue, Suite 1100
Milwaukee, Wisconsin  53202
Telephone:  (414) 272-0760
Telecopier:  (414) 272-7265


     IT IS ORDERED that the Amended Plan is confirmed. A copy of the confirmed Amended Plan is attached.

Dated:  Milwaukee, Wisconsin
        December 2, 1994

                                             /s/ Russell B. Eisenberg
                                             ------------------------------
                                             United States Bankruptcy Judge

For Amended Plan, see Exhibit (1) hereto.

                    JACKSON NATIONAL LIFE INSURANCE COMPANY
              JACKSON NATIONAL LIFE INSURANCE COMPANY of MICHIGAN
                         BROOKE LIFE INSURANCE COMPANY

                               PPM AMERICA, INC.

                            DISCRETIONARY INVESTMENT
                              MANAGEMENT AGREEMENT


     PPM America, Inc., a Delaware corporation ("Adviser"), and Jackson National Life Insurance Company, Jackson National Life Insurance Company of Michigan, and Brooke Life Insurance Company, Michigan corporations (collectively the "Client"), hereby agrees that Adviser shall act as investment manager with respect to the Portfolio, as defined herein, on the following terms and conditions:

     1. Portfolio. The Portfolio shall consist of such cash, stocks, bonds, options and other securities or other assets ("Securities") which, from time to time, the Client places under the supervision of Adviser or which become part of the Portfolio as a result of investment activity or otherwise (the "Portfolio"). The Client may make additions to and withdrawals from the Portfolio at any time in such amounts as the Client shall determine.

     2. Discretionary Authority.

     a. Adviser shall have full discretion and authority, without obtaining any prior approval, as the Client's agent and attorney-in-fact, and at the Client's expense, (i) to make all investment decisions in respect of the Portfolio; (ii) to buy, sell and otherwise trade in Securities in respect of the Portfolio;
(iii) to place orders with respect to, and to arrange for, any of the foregoing; and (iv) in furtherance of the foregoing, to do anything which Adviser shall deem advisable in connection therewith, including, without limitation, the selection of brokers, dealers and others on behalf of the Portfolio. Adviser shall have complete discretion as to the nature, amount and timing of all such transactions. Adviser, in making all decisions on behalf of the Portfolio, shall comly with any directives from the client regarding investments and shall comply with the Client's Investment Policy Statement as amended from time to time, attached hereto as Exhibit A.

     b. In addition to (and not in limitation of) the authority granted to Adviser with regard to the Portfolio in Section 2(a) above, Adviser shall have full discretion and authority, without obtaining any prior approval, as the Client's agent and attorney-in-fact, and at the Client's expense to:

          i) retain legal counsel and other professionals such as financial advisers for the documentation of new private placements;

          ii) execute confidentiality agreements in connection with prospective investments and with distressed securities where such information is designated to be distributed to bondholders;

          iii) execute commitment letters on the Client's behalf with respect to its prospective purchase of notes or other Securities;

          iv) execute on the Client's behalf waivers, amendments and other revisions which the Adviser, in its sole discretion, deems appropriate to any covenant or other non-material, as determined by the Adviser in its sole discretion, term or condition of any loan agreement;

          v) execute on the Client's behalf waivers, amendments and other revisions which the Advisor, in its sole discretion deems appropriate to any term including, but not limited to, the principal amount, interest payable, payment date and amortization schedule of any note; and

          vi) execute on the Client's behalf, loan documents in connection with new investments.

     c. In addition to the authority granted to Adviser in Sections 2(a) and 2(b), Adviser shall have authority, subject to the Clients' prior approval, as the Client's agent and attorney-in-fact, and at the Client's expense to:

          i) retain legal counsel and other professionals such as financial advisers for the resolution of Client's distressed securities; and

          ii) initiate litigation on behalf of the Client in connection with the above.

     d. Adviser may combine orders for multiple portfolios in block transactions, allocate the securities purchased or sold on behalf of clients with respect to price, amount purchased or sold or other matters requiring allocation, among the participating portfolio's (including the Portfolio) based on the Client's pro-rata portion of block orders, and such other factors Adviser determines to be reasonable. The Client agrees to execute upon request the adviser's standard form of Trading Authorization, attached hereto as Exhibit B, and will, upon request, execute similar trading authorizations on standard forms used by brokers and dealers to evidence Adviser's authority to act on the Client's behalf. Except as expressly set forth herein, it is understood that Adviser has no other discretion, duty or responsibility whatsoever with respect to the control, management or administration of the Portfolio.

     3. Discretion to Employ Broker. The Client hereby agrees that Adviser shall have full authority and discretion to select the broker or dealer through whom any transaction in respect of the Portfolio shall be executed. Adviser may choose a broker or dealer who also provides Adviser with research services as defined in Section 28(e)(3) of the Securities Exchange Act of 1934. In selecting a broker or dealer to execute a particular transaction, Adviser shall determine that (i) the broker or dealer is able to obtain the best price on the particular transaction and (ii) the commission cost is reasonable in relation to the total quality and reliability of the brokerage and research services made available to Adviser for the benefit of its clients, notwithstanding that the Client may not be the exclusive beneficiary of any such service or that another broker or dealer may be willing to charge the Client a lower commission on the particular transaction provided that the Client is a direct beneficiary of the research services. The Client acknowledges that the advisory fee set forth in Exhibit C hereto is based on the Client's agreement to the foregoing and that the ability to charge the foregoing commissions to the Portfolio is an integral factor in the establishment of Adviser's advisory fees under this Agreement.

     4. Custodian. The assets of the Portfolio shall be held by the entity or entities acting as the Client's custodian in a separately identified account ("Custodian"). The Client has notified Adviser as to the identity of the Custodian as of the date hereof, and shall notify Adviser of any subsequent change in the Custodian. The Custodian shall at all times be responsible for the physical custody of the assets of the Portfolio and for the collection of interest dividends and other income attributable to the assets of the Portfolio. The Client shall be responsible for all custodial arrangements and the payment of all custodian charges and fees, and Adviser shall have no responsibility or liability with respect to custody arrangements or any act, omission or other conduct of the Custodian. The Client will direct the Custodian to accept settlement instructions issued by the Adviser for the Portfolio.

     5. Advisory Fee. The Client shall pay Adviser in accordance with the fee schedule attached hereto as Exhibit C as may be amended by written agreement of the parties upon ninety (90) days notice.

     6. Adviser's Dealing with Other Clients. Adviser may recommend or effect transactions for the portfolios of other clients which are identical or similar to those which Adviser may recommend or effect for the Portfolio at the same or different times. Nothing in this Agreement shall impose on Adviser any obligation to recommend, purchase or sell for the Portfolio any Securities Adviser recommends, purchases or sells for other clients portfolios. Adviser may also allocate transactions in Securities among clients on such basis as Adviser determines to be reasonable, including a determination that some clients may not purchase or sell the Securities at the same time as others.

     7. Actions of Principal's of Adviser. Adviser's principals and employees may buy and sell Securities for their own accounts, including Securities recommended to clients. Consistent with Adviser's obligation to give first priority to client transactions, such purchases may be at the same or different times or prices as the Client's purchases or sales.

     8. Voting of Proxies. In connection with the services to be rendered by Adviser under this Agreement, under certain circumstances, it is advisable that Adviser have the authority to vote shares held in the Portfolio with respect to matters which have direct impact on the values of such shares and which are best analyzed in the context of Adviser's investment decisions with respect to the Portfolio.

     Therefore, Adviser hereby is granted the power as the Client's proxy and attorney-in-fact, upon the following conditions, to vote the shares of stock or other Securities held in the Portfolio, with respect to all matters which Adviser determines to be relevant and appropriate. Adviser will notify the Client, and any appropriate person(s) holding such Securities in "street name," as trustee, or custodian, when Adviser has determined its intent to exercise this authority. Upon such notification, the Client, by this Agreement, directs that such person(s) act on Adviser's instructions to vote the shares, unless the Client notifies Adviser and such other person(s) of the Client's determination to vote such shares itself.

     Notwithstanding the foregoing, to the extent that the acceptance of such powers places any affirmative regulatory obligations upon Adviser because Adviser may be deemed to own or control any regulated entity, Adviser shall not be deemed to have accepted such powers, unless and until Adviser complies with any and all applicable laws and regulations governing such regulated entity.

     9. Compliance with Laws. Except for gross negligence, or violation of applicable law, neither Adviser nor any of its officers, employees or agent shall be liable hereunder or otherwise for any actions, performed or omitted to be performed in good faith, or for any errors of judgment in managing the Portfolio. Adviser shall not be responsible for any loss incurred by reason of any broker, dealer or custodian; provide, however, that Adviser will make reasonable efforts to require that brokers, dealers and custodians perform their obligations with respect to the Portfolio. It is understood that nothing herein shall in any way constitute a waiver or limitation of any of the obligations which Adviser may have under Federal Securities laws.

     10. Representations and Warranties.

     a. Adviser hereby represents, warrants and agrees that Adviser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power, right and authority to enter into this Agreement and perform its obligations hereunder. Adviser further warrants that it will comply with all applicable rules and regulations of the Securities and Exchange Commission and, in addition, will conduct its activities under this agreement in accordance with other applicable law.

     b. The Client hereby represents, warrants and agrees that the Client is an insurance company duly organized, validly existing and in good standing under the laws of the State of Michigan and has full power, right and authority to enter into this Agreement and to perform its obligations hereunder. The Client will furnish Adviser with such evidence of authority and power to enter into this Agreement and to trade in Securities as Adviser may request.

     11. Indemnification. The Client agrees to indemnify and hold Adviser harmless from and against any and all losses, costs indebtedness and liabilities arising hereunder other than those due to Adviser's failure to comply with its duties as set forth in Section 9 hereof. Adviser agrees to indemnify and hold Company harmless from and against any and all losses, costs, indebtedness,and liabilities, including reasonable attorneys' fees incurred or arising from Adviser's failure to perform its duties under this Agreement.

     12. Miscellaneous.

     a. This Agreement constitutes the entire agreement between the parties with respect to the Portfolio. The Agreement shall be governed by the laws of the State of Illinois, Adviser's principal business location.

     b. Subject to Adviser's right to comply with any demand of any regulatory or taxing authority having jurisdiction over Adviser, Adviser shall treat as confidential all information pertaining to the Portfolio and the Client shall treat the advice of Adviser and its other actions in respect thereof in the same manner.

     c. This Agreement shall terminate 30 days after the Adviser or the Client receives from the other written notice of termination.

     d. This Agreement may not be assigned by either party without the prior written consent of the other.

     e. Notices shall be deemed effective if addressed and mailed, certified or registered mail, to the Client and Adviser.


Dated:  April 14, 1993


                           ADVISER:  PPM AMERICA, INC.


                              By:  /s/ Russell Swansen
                                   ---------------------
                              Its: President


                           CLIENT:  JACKSON NATIONAL LIFE INSURANCE COMPANY


                              By:  /s/ David Pasant
                                   ---------------------
                              Its: President & CEO


                           JACKSON NATIONAL LIFE INSURANCE COMPANY
                           OF MICHIGAN


                              By:  /s/ David Pasant
                                   ---------------------
                              Its: President & CEO


                           BROOKE LIFE INSURANCE COMPANY


                              By:  /s/ David Pasant
                                   ---------------------
                              Its: President & CEO

                                                                       Exhibit A

                     JACKSON NATIONAL LIFE and JNL MICHIGAN
                              POLICYHOLDERS' FUNDS
                               INVESTMENT POLICY
                                JANUARY 6, 1993



1.   TYPE OF ASSET

     Jackson National Life's assets will be invested exclusively in U.S. dollar denominated securities.

2.   TAX STATUS

     All investments will be fully taxable. Investments will not be made in tax preferenced securities such as municipal bonds.

3.   DURATION

     New money should be invested at an average duration of between 4.5 and 7.5. The average duration of the existing portfolio should not be increased.

4.   CREDIT QUALITY

     The statutory book value of non-investment grade holdings as measured by the NAIC should be maintained at less than 10 percent of the statutory book value of the bond portfolio.

5.   CALL AND PREPAYMENT RISK

     The yield on callable or prepayable securities should adequately compensate for the options risk.

6.   DIVERSIFICATION

     Aggregate holdings of any single issuer have the following limits:

                     QUALITY                            LIMIT
                     -------                            -----
         U.S. Treasury/Agency/FHLMC/FNMA                No limit
         Aaa-Baa                                        1% of Admitted Assets
         Non-Investment Grade                           1/2% of Admitted Assets

7.   CAPITAL GAINS AND LOSSES

     Gains of more than $5 million or losses of more than $1 million should not be realized without consulting JNL beforehand.

                                                                       Exhibit A


8.   INDUSTRY RESTRICTIONS

     The securities of life insurance companies and their affiliates should not be purchased.

                                                                       Exhibit A

                             JACKSON NATIONAL LIFE
                     SHAREHOLDERS' FUNDS INVESTMENT POLICY
                                JANUARY 6, 1993

This policy covers all the assets representing shareholders' funds of the JNL Group.

1.   TYPE OF ASSET

     Shareholders' Funds will be invested exclusively in publicly tradeable U.S. dollars denominated securities. Liquidity is not a primary concern of the fund.

2.   TAX STATUS

     All investments will be fully taxable. Investments will not be made in tax preferenced securities such a municipal bonds.

3.   DURATION

     The modified duration should be maintained between 3 and 5.

4.   CREDIT QUALITY

     All security holdings be rated no less than A2 by Moody's or A by S&P. The average credit quality should not fall below [AA-].

5.   CALL AND PREPAYMENT RISK

     The yield on callable or prepayable securities should adequately compensate for the options risk.

6.   DIVERSIFICATION

     Aggregate holdings of any single issuer have the following limits:

                      QUALITY                            LIMIT
                      -------                            -----
         U.S. Treasury/Agency/FHLMC/FNMA
                  Corporate Debt                         No limit
         AAA,Aaa                                         $128MM
         AA,Aa2                                          $ 85MM
         AA,Aa3                                          $ 43MM
         A,A2                                            $ 17MM

7.   CAPITAL GAINS AND LOSSES

     Gains of more than $5 million or losses of more than $1 million should not be realized without consulting JNL beforehand.

                                                                       Exhibit A


8.   INDUSTRY RESTRICTIONS

     The securities of life insurance companies and their affiliates should not be purchased.

JNL will be considered to be the client of PPM. PPM will, through both regular daily communications and its periodic investment meetings, direct JNL's overall investment strategy and handle all fee negotiations.

Group Treasury in London will communicate its desired handling of shareholders' funds to JNL. JNL will see that the appropriate shareholders' funds procedures are implemented by PPM.

PPM will send quarterly performance reports to Group Treasury in London on a total return basis with copies to JNL. Due to JNL statutory constraints, PPM will not manage shareholders' funds on a strict total return basis but will utilize total return considerations whenever trading shareholders' securities. This includes the current initial reorganization of shareholders' funds based on the above policies.

                                                                       Exhibit A

                             JACKSON NATIONAL LIFE
                                  MVA ANNUITY
                               INVESTMENT POLICY
                                JANUARY 6, 1993

1.   TYPE OF ASSET

     Jackson National Life's assets will be invested exclusively in U.S. dollar denominated securities.

2.   TAX STATUS

     All investments will be fully taxable. Investments will not be made in tax preferenced securities such as municipal bonds.

3.   DURATION

     New money should be invested with a target duration of 9.0.

4.   CREDIT QUALITY

     The statutory book value of non-investment grade holdings as measured by the NAIC should be maintained at less than 10 percent of the statutory book value of the bond portfolio.

5.   CALL AND PREPAYMENT RISK

     The yield on callable or prepayable securities should adequately compensate for the options risk.

6.   DIVERSIFICATION

     Aggregate holdings of any single issuer have the following limits:

                    QUALITY                            LIMIT
                    -------                            -----
         U.S. Treasury/Agency/FHLMC/FNMA               No limit
         Aaa-Baa                                       1% of Admitted Assets
         Non-Investment Grade                          1/2% of Admitted Assets

7.   CAPITAL GAINS AND LOSSES

     Gains of more than $5 million or losses of more than $1 million should not be realized without consulting JNL beforehand.

8.   INDUSTRY RESTRICTIONS

     The securities of life insurance companies and their affiliates should not be purchased.

                                                                       Exhibit B
                             TRADING AUTHORIZATION

TO:

     The undersigned hereby appoints PPM American, Inc. ("Adviser") as the undersigned's agent and attorney-in-fact with full discretion, power and authority to purchase, sell, exchange, covert, tender, trade or otherwise acquire or dispose of stocks, bonds, options and any other securities, and contracts relating to the same in accordance with your terms and conditions for the account and risk of the undersigned and in the name or account number of the undersigned. The undersigned hereby agrees to indemnify and hold you harmless from, and to pay you promptly on demand, any and all losses arising therefrom.

     In all of the above-described transactions you are authorized to follow the instructions of Adviser in every respect concerning the account of the undersigned. Adviser is authorized to act for and on behalf of the undersigned in the same manner and with the same force and effect as the undersigned might or could do with respect to the aforementioned transactions as well as with respect to all other things necessary or incidental to the furtherance or conduct of such transactions. The undersigned hereby ratifies and confirms any and all transactions heretofore or hereafter made by Adviser for the account of the undersigned.

     This authorization and indemnity is in addition (and in no way limits or restricts) any rights which you may have under any other agreements between your firm and the undersigned. This authorization and indemnity is also a continuing one and shall remain in full force and effect until revoked by the undersigned by a written notice addressed to and actually received by you, but such revocation shall not affect any liability in any way resulting from transactions initiated prior to such revocation. This authorization and indemnity shall inure to the benefit of your present firm and of any successor firm or firms irrespective of any change or changes at any time in the personnel therefor for any cause whatsoever, and of the assigns of your present firm or any successor firm.

                                    JACKSON NATIONAL LIFE INSURANCE COMPANY

                                             By:  /s/ David Pasant
                                                  ---------------------
                                             Its: President & CEO

                                    JACKSON NATIONAL LIFE INSURANCE COMPANY OF
                                    MICHIGAN

                                             By:  /s/ David Pasant
                                                  ---------------------
                                             Its: President & CEO

                                    BROOKE LIFE INSURANCE COMPANY


                                             By:  /s/ David Pasant
                                                  ---------------------
                                             Its: President & CEO

                                                                       Exhibit C

                                  ADVISORY FEE


Amount of Fee: 0.035 percent annually, billed monthly at a rate of one-twelfth of 0.035 percent of the month-end value of the assets.

Terms of Payment: Fees will be computed and billed at the close of each month and are due upon receipt.

                            CERTIFICATE OF SECRETARY


     The undersigned, Assistant Secretary of JACKSON NATIONAL LIFE INSURANCE COMPANY and JACKSON NATIONAL LIFE INSURANCE COMPANY OF MICHIGAN and BROOKE LIFE INSURANCE COMPANY, Michigan insurance corporations ("Corporations") hereby certifies that the following is a true and accurate excerpt of the Advisory Agreement between the Corporations and PPM AMERICA, INC. ("Adviser") and that said contract has not been rescinded or amended and is now in full force and effect:

     Discretionary Authority.

     (a) Adviser shall have full discretion and authority, without obtaining any prior approval, as the Client's agent and attorney-in-fact, and at the Client's expense, (i) to make all investment decisions in respect of the Portfolio; (ii) to buy, sell and otherwise trade in Securities in respect of the Portfolio;
(iii) to place orders with respect to, and to arrange for, any of the foregoing; and (iv) in furtherance of the foregoing, to do anything which Advisor shall deem advisable in connection therewith, including, without limitation, the selection of brokers, dealers and others on behalf of the Portfolio. Adviser shall have complete discretion as to the nature, amount and timing of all such transactions. Adviser, in making all decisions on behalf of the Portfolio, shall comply with any directives from the client regarding investments and shall comply with the Client's Investment Policy Statement as amended from time to time, attached hereto as Exhibit A.

     (b) In addition to (and not in limitation of) the authority granted to Adviser with regard to the Portfolio in Section 2(a) above, Adviser shall have full discretion and authority, without obtaining any prior approval, as the Client's agent and attorney-in-fact, and at the Client's expense to:

          i) retain legal counsel and other professionals such as financial advisers for the documentation of new private placements;

          ii) execute confidentiality agreements in connection with prospective investments and with distressed securities where such information is designated to be distributed to bondholders;

          iii) execute commitment letters on the Client's behalf with respect to its prospective purchase of notes or other Securities;

          iv) execute on the Client's behalf waivers, amendments and other revisions which the Adviser, in its sole discretion, deems appropriate to any covenant or other non-material, as determined by the Adviser in its sole discretion, term or condition of any loan agreement;

          v) execute on the Client's behalf waivers, amendments and other revisions which the Adviser, in its sole discretion, deems appropriate to any term including, but not limited to, the principal amount, interest payable, payment date and amortization schedule of any note; and

          vi) execute on the Client's behalf, loan documents in connection with new investments.

     (c) In addition to the authority granted in Sections 2(a) and 2(b), Adviser shall have authority, subject to the Client's prior approval, as the Client's agent and attorney-in-fact, and at the Client's expense to:

          i) retain legal counsel and other professions such as financial advisers for the resolution of Client's distressed securities; and

          ii) initiate litigation on behalf of the Client in connection with the above.

     (d) Adviser may combine orders for multiple portfolios in block transactions, allocate the securities purchased or sold on behalf of clients with respect to price, amount purchased or sold or other matters requiring allocation, among the participating portfolio's (including the Portfolio) based on the Client's pro-rata portion of block orders, and such other factors Adviser determines to be reasonable. The Client agrees to execute upon request the Adviser's standard form of Trading Authorization, attached hereto as Exhibit B, and will, upon request, execute similar trading authorizations on standard forms used by brokers and dealers to evidence Adviser's authority to act on the Client's behalf. Except as expressly set forth herein, it is understood that Adviser has no other discretion, duty or responsibility whatsoever with respect to the control, management or administration of the Portfolio.

                                                  IN WITNESS WHEREOF, I have
                                                  hereunto set my hand and
                                                  affixed the corporate seal of
                                                  said corporations this 25th
                                                  day of June, 1993.

JACKSON NATIONAL LIFE
INSURANCE COMPANY
(Corporate Seal)


JACKSON NATIONAL LIFE
INSURANCE COMPANY OF MICHIGAN
(Corporate Seal)


BROOKE LIFE
INSURANCE COMPANY
(Corporate Seal)

                                             /s/ Larry C. Jordan
                                             -----------------------------------
                                             Larry C. Jordan
                                             Assistant Secretary

                         REGISTRATION RIGHTS AGREEMENT

                         Dated as of December 14, 1994

                                  executed by

                              Bucyrus-Erie Company

                               for the benefit of

                           The Persons Who Are Listed
                              On Schedule A Hereto

                               TABLE OF CONTENTS


1.  Background..........................................................  1

2.  Definitions.........................................................  1

3.  Demand Registration.................................................  4
       (a)  Requests for Registration................... ...............  4
       (b)  Limitation on Demand Registration.......... ................  5
       (c)  Effective Registration.................... .................  5
       (d)  Priority on Demand Registration.......... ..................  6
       (e)  Postponement of Demand Registration..... ...................  6
       (f)  Registration of Other Securities....... ....................  6
       (g)  Expenses.............................. .....................  7
       (h)  Limitations on Demand Registrations.. ......................  7

4.  Piggyback Registration..............................................  7
       (a)  Right to Piggyback..........................................  7
       (b)  Registration Expenses.......................................  8
       (c)  Priority on Piggyback Registrations.........................  8

5.  Hold-Back Agreements................................................  9

6.  Registration Procedures.............................................  9

7.  Rule 144............................................................ 14

8.  Indemnification..................................................... 14
       (a)  Indemnification by the Company.............................. 14
       (b)  Indemnification by Holders of Registrable
            Securities.................................................. 15
       (c)  Conduct of Indemnification Proceedings...................... 15
       (d)  Contribution................................................ 16
       (e)  Other Indemnification....................................... 17
       (f)  Indemnification Payments.................................... 17

9.  Underwritten Offerings.............................................. 17

10. Term of Agreement................................................... 18

11. Miscellaneous....................................................... 18
       (a)  Amendments and Waivers...................................... 18
       (b)  Notices..................................................... 18
       (c)  Successors and Assigns...................................... 19
       (d)  Entire Agreement............................................ 19
       (e)  Governing Law............................................... 19
       (f)  Severability................................................ 19
       (g)  Headings.................................................... 20
       (h)  Remedies.................................................... 20

                         REGISTRATION RIGHTS AGREEMENT


     This REGISTRATION RIGHTS AGREEMENT is made and entered into as of December 14, 1994, by Bucyrus-Erie Company, a Delaware corporation (the "Company"), for the benefit of those persons listed on Schedule A attached hereto.

     1. Background. This Agreement is made pursuant to the Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and Bucyrus-Erie Company under chapter 11 of the United States Bankruptcy Code as modified December 1, 1994 (the "Plan"), filed with and confirmed by the United States Bankruptcy Court, Eastern District of Wisconsin (the "Bankruptcy Court"), by order entered December 1, 1994 (the "Confirmation Order"), Case Nos. 94-20786- RAE and 94-20787-RAE, for the benefit of those persons listed on Schedule A attached hereto, which persons are entitled as holders of certain claims against Bucyrus-Erie Company to each receive 1,000,000 or more shares of the Common Stock to be distributed pursuant to the Plan. In accordance with the terms of the Plan and the Confirmation Order, each Relevant Beneficial Holder to whom Shares are distributed pursuant to the Plan, by such Relevant Beneficial Holder's acceptance of such Shares, shall be deemed to have agreed to and become bound by the terms of this Agreement in the event such Relevant Beneficial Holder exercises any rights granted to such Relevant Beneficial Holder under this Agreement and, in such event, shall be deemed a party to this Agreement to the same extent as if such Relevant Beneficial Holder had executed a counterpart hereof.

     The Company hereby covenants and agrees as follows for the benefit of each Relevant Beneficial Holder upon acceptance of any Shares and exercise of any rights granted hereunder to such Relevant Beneficial Holder hereby covenants and agrees as follows:

     2. Definitions. Capitalized terms used but not otherwise defined in this Agreement shall have the respective meaning ascribed to them in the Plan. In addition, except as otherwise specifically indicated, the following terms shall have the following meanings for all purposes of this Agreement:

     "Agreement" means this Registration Rights Agreement, as the same may be amended, supplemented or modified from time to time in accordance with the terms hereof.

     "Business Day" means any day other than Saturday, Sunday or any other day on which banking institutions in the State of New York are authorized or obligated to close.

     "Common Stock" means the common stock, par value $.01 per share, of the Company, as constituted on the date hereof, and any stock into which such Common Stock shall have been changed or any stock resulting from any reclassification of such Common Stock.

     "Demand Notice" has the meaning ascribed to it in Section 3(a).

     "Demand Registration" has the meaning ascribed to it in Section 3(a).

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

     "NASDAQ" means National Association of Securities Dealers Automated Quotations system.

     "Permitted Assignee" has the meaning ascribed to it in Section 11(c).

     "Person" means any natural person, corporation, general partnership, limited partnership, joint venture, association, joint-stock company, trust or unincorporated organization.

     "Piggyback Notice" has the meaning ascribed to it in Section 4(a).

     "Piggyback Registration" has the meaning ascribed to it in Section 4(a).

     "Proceeding" means an action, claim, suit or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition).

     "Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a Prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any Prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

     "Public Offering" means any offering of Common Stock to the public, either on behalf of the Company or any of its security holders, pursuant to an effective registration statement under the Securities Act.

     "Registrable Securities" means the Shares and any additional shares of Common Stock issued or distributed by way of a dividend, stock split or other distribution in respect of the

Shares, or acquired by way of any rights offering or similar offering made in respect of the Shares. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities (a) when a Registration Statement with respect to the disposition of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement, (b) when such securities are sold pursuant to Rule 144 or any other available exemption from the registration requirements of Section 5 of the Securities Act, or (c) record or beneficial ownership of such securities otherwise is transferred from a Relevant Beneficial Holder to any other Person (including any other Relevant Beneficial Holder) other than a Permitted Assignee of such Relevant Beneficial Holder.

     "Registration Expenses" means all expenses incident to the Company's performance of or compliance with its obligations under this Agreement to effect the registration of Registrable Securities in a Demand Registration or a Piggyback Registration, including, without limitation, all registration, filing, securities exchange listing and National Association of Securities Dealers fees, all registration, filing, qualifications and other fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, the reasonable fees and disbursements of Special Counsel and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding underwriting discounts and commissions and transfer taxes, if any, in respect of Registrable Securities, which shall be payable by each holder of the Registrable Securities being registered.

     "Registration Statement" means any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such Registration Statement.

     "Relevant Beneficial Holder" means a Person who, on the Distribution Record Date, is a Beneficial Holder of Allowed Class 4A Claims, Allowed Class 4B Claims, Allowed Class 4C Claims, Allowed Class 4D Claims, Allowed Class 6 Claims, Allowed Class 9 Claims, Allowed Class 10 Claims, Allowed Class 11 Claims and/or Allowed Class 12 Claims to whom 1,000,000 or more shares of Common Stock in the aggregate are distributable pursuant to the Plan, which Persons are listed on Schedule A hereto.

     "Requisite Percentage of Outstanding Holders" means the holders of 15% or more of the Registrable Securities then outstanding.

     "Requisite Percentage of Participating Holders" means the holders of 40% or more of the Registrable Securities then held by the holders of Registrable Securities participating in a registration.

     "Rule 144" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

     "Selling Holders" means with respect to any Demand Registration or Piggyback Registration, holders of Registrable Securities requesting to have Registrable Securities included in such registration in accordance with this Agreement.

     "Shares" means the shares of Common Stock being issued pursuant to the Plan to the Relevant Beneficial Holders.

     "Special Counsel" means any special counsel to the holders of Registrable Securities retained by the holders of a majority of the Registrable Securities being registered for which holders of Registrable Securities will be reimbursed pursuant to Section 3(g) or Section 4(b). There shall be no more than one law firm acting as Special Counsel with respect to any one offering.

     "underwritten registration" or "underwritten offering" means a registration in which securities of the Company are sold to an underwriter for reoffering to the public.

     "underwriter" means a securities dealer that purchases (as principal and not as part of such dealer's market-making activities) any securities offered pursuant to a Registration Statement filed by the Company.

     3. Demand Registration

     (a) Requests for Registration. At any time after the date hereof, upon the written request of one or more holders of Registrable Securities representing the Requisite Percentage of Outstanding Holders specifying the number and amount of Registrable Securities to be registered and the intended method of disposition thereof (a "Demand Notice") requesting that the Company effect registration (a "Demand Registration") under the Securities Act, the Company shall: (i) promptly give written notice of the Company's receipt of such Demand Notice to all other holders of Registrable Securities, who will be given the opportunity to participate in such Demand Registration and (ii) thereupon use its best efforts to effect the registration under the Securities Act, so as to permit promptly the sale, in accordance with the intended method of distribution, of (x) the Registrable Securities which the Company has been so requested to register by such holders and (y) all other Registrable Securities with respect to which the Company has received written requests for inclusion in such registration within fifteen days after the delivery to the applicable holders of the Company's notice. If requested by the holders of a majority of the Registrable Securities requested to be included in a Demand Registration the method of disposition of all Registrable Securities included in such registration shall be an underwritten offering effected in accordance with Section 9.

     (b) Limitation on Demand Registration. Notwithstanding any provision of this Agreement to the contrary, the Company shall not be obligated to honor any Demand Notice requesting a Demand Registration hereunder if:

          (i) within the 180 day period immediately preceding the request for such Demand Registration, a Registration Statement covering Registrable Securities has been declared effective in response to a Demand Notice delivered pursuant to Section 3(a); or

          (ii) the Demand Notice is delivered to the Company during the period commencing 30 days before the effective date of a registration statement pursuant to which the Company is offering shares of Common Stock in an underwritten offering and ending 60 days after the closing date of any such offering, provided, that the holder or holders of Registrable Securities requesting such Demand Registration were afforded the opportunity to participate in such underwritten offering.

     (c) Effective Registration. A Demand Registration requested pursuant to this Section 3 shall not be deemed to have been effected (including for purposes of Section 3(h)) (i) unless a Registration Statement with respect thereto has become effective and has been kept continuously effective for a period of at least 150 days (or such shorter period which shall terminate when all the Registrable Securities covered by such Registration Statement have been sold pursuant thereto), (ii) if after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason not attributable to the Selling Holders and has not thereafter become effective, or (iii) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the Selling Holders.

     (d) Priority on Demand Registration. If the managing underwriters of any underwritten offering determine in their opinion that the total number of securities proposed to be sold in such offering is such as to materially and adversely affect the success of such offering (whether by a reduction in the anticipated selling price or otherwise), then the Company shall include in the Registration Statement relating to such underwritten offering the number of Registrable Securities that in the opinion of such managing underwriters can be sold without materially and adversely affecting such offering, and such number of Registrable Securities shall be allocated (i) first, among the Selling Holders delivering the Demand Notice under Section 3(a) and the other Selling Holders that request to participate in such Demand Registration pursuant to
Section 3(a) allocated pro rata on the basis of the aggregate number of such Registrable Securities requested to be registered and (ii) second, among the Company and all other holders of securities of the Company permitted to include their securities in such Demand Registration.

     (e) Postponement of Demand Registration. The Company shall be entitled to postpone, for a reasonable period of time (not exceeding 120 days), the filing of any Registration Statement under this Section 3 if the Company determines, in its reasonable business judgment, that such registration and offering would in the good faith judgment of the Board of Directors of the Company materially interfere with any financing, acquisition, disposition of assets or stock, merger, other comparable transaction or other material business plans of the Company or would require public disclosure by the Company of non-public information, the premature disclosure of which could materially adversely affect the Company; provided, however, that the Company shall not be required to disclose to the holders requesting a Demand Registration any such transaction, plan or non-public information. If the Company postpones the filing of a Registration Statement under this Section 3(e), it shall promptly notify the holders of Registrable Securities in writing when the events or circumstances permitting such postponement have ended and at such time shall proceed with the filing of the Registration Statement as requested. If the Company shall postpone the filing of a Registration Statement pursuant to this Section 3(e), then the holders of Registrable Securities demanding such registration shall have the right to withdraw their request for Demand Registration under Section 3(a) by giving written notice to the Company at any time within ten days after the date the Company notifies such holders of Registrable Securities of its willingness to proceed with the filing of the Registration Statement and, upon such withdrawal, the withdrawn demand will not count as a Demand Registration for purposes of Section 3(h).

     (f) Registration of Other Securities. Subject to Section 3(d), the Company may include in any Demand Registration under this Section 3 other securities of the same class as the

Registrable Securities for sale for its own account or for the account of any other Person unless the Selling Holders representing the Requisite Percentage of Participating Holders have objected in writing to the inclusion therein of such other securities.

     (g) Expenses. The Company shall pay all Registration Expenses in connection with any Demand Registration under Section 3(a).

     (h) Limitations on Demand Registrations. In no event will the Company be required to effect, in the aggregate, without regard to the holder or holders of Registrable Securities making such request for registration, more than three Demand Registrations pursuant to Section 3(a); provided, however, that no holder of Registrable Securities may initiate more than two Demand Registrations pursuant to Section 3(a) unless such holder is, at the time of such request, the sole holder of Registrable Securities.

     4. Piggyback Registration

     (a) Right to Piggyback. If at any time after the date hereof, the Company proposes to file a registration statement under the Securities Act with respect to an offering of its equity securities and so long as Registrable Securities can be included on the proposed form of registration to be used by the Company to register such equity securities (except (i) a registration in respect of a dividend reinvestment or similar plan for stockholders of the Company, (ii) a registration on Form S-4, Form S-8 or any successor form thereto, or (iii) as part of a Demand Registration (in which event the provisions of Section 3 shall govern the rights of holders of Registrable Securities to be included in such Registration Statement)), whether or not for its own account, then the Company shall give written notice of such proposed filing to the holders of Registrable Securities at least 30 days before the anticipated filing date (the "Piggyback Notice"). The Piggyback Notice shall offer holders of Registrable Securities the opportunity to request inclusion in such registration of any amount of Registrable Securities. Upon the written request of any holder of Registrable Securities made as promptly as practicable and in any event within 15 days after the receipt of a Piggyback Notice (which request shall specify the Registrable Securities intended to be disposed of by such holder), the Company, subject to
Section 4(c), shall use its best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register (a "Piggyback Registration"). The Company may, at its option, include such Registrable Securities either in the registration statement giving rise to such Piggyback Registration or in a separate Registration Statement filed concurrently therewith. Notwithstanding the foregoing, if, at any time after giving a Piggyback Notice and prior to the effective date of the Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities who has requested registration of Registrable Securities pursuant to this Section 4(a) and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligations to pay the Registration Expenses in connection therewith) and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities without prejudice, however, in either case, to the rights of any requesting holder entitled to do so to request that such registration be effected as a Demand Registration under Section 3. No registration effected under this Section 4 shall relieve the Company of its obligations to effect a Demand Registration under Section 3. Each holder who has requested registration of Registrable Securities pursuant to this Section 4(a) shall be permitted to withdraw all or part of the Registrable Securities from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration by giving written notice to the Company of its request to withdraw.

     (b) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with each Piggyback Registration under Section 4(a).

     (c) Priority on Piggyback Registrations. The Company shall use reasonable efforts to cause the managing underwriters of a proposed underwritten offering of securities of the type described in Section 4(a) to permit the Registrable Securities requested to be included in the registration statement (or registration statements) for such offering to be included therein (on the same terms and conditions as the securities of the Company included therein by persons other than the Selling Holders, to the extent appropriate). Notwithstanding the foregoing, if the managing underwriters of such underwritten offering determine in their opinion that the total number of securities that the Selling Holders, the Company, and any other persons having rights (or otherwise permitted) to participate in such registration propose to include in such offering is such as to materially and adversely affect the success of such offering (whether by a reduction in the anticipated selling price or otherwise), then:

          (i) if such Piggyback Registration is incident to a primary registration on behalf of the Company, the securities to be included by the Company in such registration shall be reduced pro rata among the Company and the Selling Holders on the basis of the aggregate number of securities of the Company proposed to be registered by the

     Company and Registrable Securities requested to be included by such holders; and

          (ii) if such Piggyback Registration is incident to a secondary registration on behalf of holders of securities of the Company (other than pursuant to Section 3(a), in which case priority shall be determined in accordance with Section 3(d)), the Company shall include in such registration (A) first, up to the number of securities of such persons exercising "demand" registration rights, or on whose behalf the secondary registration otherwise is being made, that, in the opinion of such underwriters, can be sold (allocated among such holders as they may so determine), and (B) second, the number of Securities requested to be included in such registration pursuant to Section 4(a) in excess of the securities such persons exercising "demand" registration rights, or on whose behalf the secondary registration otherwise is being made, propose to sell that, in the opinion of such managing underwriters, can be sold without materially and adversely affecting such offering (allocated pro rata on the basis of the aggregate number of such Registrable Securities requested to be registered).

     5. Hold-Back Agreements

     In connection with a Demand Registration or a Piggyback Registration, if requested in writing by the managing underwriters in any such firm underwritten offering, during the period beginning 30 days before, and ending 90 days after, the effective date of any registration statement filed by the Company in connection with such a Demand Registration or Piggyback Registration:

     (a) the Company agrees not to effect during such period any public or private offer, sale or distribution of Registrable Securities (except (i) as part of such underwritten offering, (ii) pursuant to registrations on Form S-4 or Form S-8 or any successor form to either such form, or (iii) the grant of options or similar rights to employees of the Company pursuant to any duly adopted employee benefit plan); and

     (b) each holder of Registrable Securities, by acquisition of such Registrable Securities, agrees not to effect during such period any public offer, sale or distribution of Registrable Securities, including a sale pursuant to Rule 144 (except as part of such underwritten offering).

     6. Registration Procedures

     If and whenever the Company is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 3(a) or Section 4(a), the Company will use its best efforts to effect such registration to permit the sale of Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall, except to the extent expressly provided otherwise in this Agreement, as expeditiously as possible:

     (a) Prepare and file with the SEC a Registration Statement or Registration Statements on a Form available for the sale of the Registrable Securities by the Selling Holders in accordance with the intended method or methods of distribution thereof, and thereafter use its best efforts to cause each such Registration Statement to become effective and remain effective as provided herein.

     (b) Prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable time period as provided in Section 3(c), as applicable, or, in the case of a Piggyback Registration for such time as the Company shall determine in its sole discretion but in no event less than 90 days.

     (c) Notify the Selling Holders and the managing underwriters, if any, promptly (i) when a Registration Statement, Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) at any time when a Prospectus is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event that
(A) makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or (B) that requires the making of any changes in such Registration Statement, Prospectus or documents so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (iii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

     (d) If requested, furnish to each Selling Holder and each managing underwriter, if any, without charge, at least one conformed copy of the Registration Statement or Registration Statements and each post-effective amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits to the extent requested by each Selling Holder at the earliest practicable time under the circumstances after the filing of such documents with the SEC.

     (e) Deliver to each Selling Holder and the managing underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such persons may reasonably request to facilitate the disposition of the Registrable Securities covered by such Prospectus or Prospectuses; and the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the Selling Holders and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

     (f) Prior to any public offering of Registrable Securities, use reasonable efforts to (i) register or qualify or cooperate with the Selling Holders, the managing underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Selling Holder or managing underwriter reasonably requests in writing and
(ii) keep each such registration or qualification (or exemption therefrom) effective during the period the applicable Registration Statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable Registration Statement; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject or subject the Company to any tax in any such jurisdiction where it is not then so subject.

     (g) Notify the Selling Holders and the managing underwriters, if any, promptly (i) of written comments received from, or any stop order issued by, the SEC with respect to any Registration Statement and use all reasonable efforts to respond to such comments or to obtain the withdrawal of such stop order as of the earliest practicable time and (ii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction and shall use all reasonable efforts to obtain the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction as of the earliest practicable time.

     (h) Upon the occurrence of any event contemplated by Section 6(c)(ii) or
Section 6(c)(iii), prepare and file with the SEC a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (i) Use its best efforts to cause all Registrable Securities covered by such Registration Statement to be (i) listed on each securities exchange, if any, on which the same class of securities issued by the Company are then listed or (ii) authorized to be quoted on NASDAQ or such other national quotation system, if any, on which the same class of securities issued by the Company are then quoted.

     (j) Enter into and perform customary agreements (including an underwriting agreement in customary form with the managing underwriters, if any) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities.

     (k) Make available for inspection by the Selling Holders and any managing underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant, or other professional retained by the Selling Holders or any managing underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents, and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility under the Securities Act, and cause the Company's officers, directors, and employees to supply all information reasonably requested by any such Inspectors in connection with such Registration Statement. Records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) in the judgment of counsel to the Company the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such Registration Statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each holder of Registrable Securities agrees that information obtained by it or by the Inspectors retained by it as a result of such inspections shall be deemed confidential and shall not be used by it or by the Inspectors retained by it as the basis for any market transactions in the securities of the Company or for any other purpose unless and until such is made generally available to the public by the Company. Each holder of Registrable Securities further agrees that it will, upon learning that disclosure of such Records if sought in or by order of a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

     (l) Furnish to each Selling Holder and each underwriter, if any, participating in the offering of the securities covered by a Registration Statement, a signed counterpart of:

          (i) an opinion of outside counsel (or inside counsel if satisfactory to each underwriter or, if not sold through an underwriter, to the Selling Holders participating in the registered offering) for the Company, and

          (ii) a "comfort" letter signed by the independent public accountants who have certified the Company's financial statements included or incorporated by reference in the Registration Statement,

covering substantially the same matters with respect to the Registration Statement (and the Prospectus included therein) and, in the case of the accountants' comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' comfort letters delivered to the underwriters in underwritten public offerings of securities (and dated the dates such opinions and comfort letters are customarily dated) and, in the case of the legal opinion, such other legal matters, and, in the case of the accountants' comfort letter, such other financial matters, as the Requisite Percentage of Participating Holders, or the underwriters, may reasonably request.

     (m) Use its best efforts to comply with all applicable rules and regulations of the SEC and make available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of at least 12 months beginning with the first full calendar month of the Company after the effective date of a Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder.

     The Company may require each Selling Holder to furnish in writing to the Company such information regarding such holder and the distribution of his Registrable Securities as the Company may, from time to time, reasonably request and the Company may exclude from any registration pursuant hereto the Registrable Securities of any Selling Holder who fails to furnish such information within a reasonable time after receiving such request.

     Each holder of Registrable Securities agrees by acceptance of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 6(c)(ii) or Section 6(c)(iii), such holder will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 6(h), or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus. If the Company shall give any such notice, the time period mentioned in Section 3(c) shall be extended by the number of days during such period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement shall have received (x) the copies of the supplemented or amended Prospectus contemplated by Section 6(h) or (y) the Advice.

     7. Rule 144. The Company shall take all actions reasonably necessary to enable holders of Registrable Securities to sell such securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144, or (b) any similar rule or regulation hereafter adopted by the SEC including, without limiting the generality of the foregoing, filing on a timely basis all reports required to be filed by the Exchange Act. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

     8. Indemnification

     (a) Indemnification by the Company. The Company shall indemnify and hold harmless each holder of Registrable Securities, the officers, directors, agents and employees of each such holder, each Person who controls each such holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling person, to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, costs (including without limitation reasonable attorneys' fees) and expenses (collectively, "Losses") arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based upon information furnished in writing to the Company by or on behalf of such holder expressly for use in such Registration Statement or Prospectus; provided, however, that the Company shall not be liable to the extent that (A) any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if (i) such holder failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale by such holder of a Registrable Security to the person asserting such Losses who purchased such Registrable Security that is the subject thereof and (ii) the Prospectus would have adequately corrected such untrue statement or alleged untrue statement or such omission or alleged omission; or (B) any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission in the Prospectus, if such untrue statement or alleged untrue statement or omission or alleged omission is adequately corrected in an amendment or supplement to the Prospectus and if, having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, the holder of Registrable Securities thereafter fails to deliver such Prospectus as so amended or supplemented prior to or concurrently with the sale of a Registrable Security to the person asserting such Losses who purchased such Registrable Security that is the subject thereof from such holder.

     (b) Indemnification by Holders of Registrable Securities. In connection with any Registration Statement in which a holder of Registrable Securities is participating, such holder of Registrable Securities agrees to indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent lawful, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, or form of prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission is contained in any written information furnished to the Company by or on behalf of such holder expressly for use in such Registration Statement or Prospectus.

     (c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the party from which such indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all reasonable fees and expenses incurred in connection with the defense thereof. The failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this
Section 8, except to the extent that the Indemnifying Party is actually prejudiced by the failure to give notice. Any such Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be borne by such Indemnified Party unless (i) the Indemnifying Party has agreed to pay such fees and expenses, (ii) the Indemnifying Party shall have failed to promptly assume the defense of such Proceeding and to employ counsel reasonably satisfactory to the Indemnified Party, (iii) the Indemnified Party's counsel shall have advised the Indemnified Party that a conflict of interest exists that could make it inappropriate under applicable standards of professional conduct to have the counsel employed by the Indemnifying Party represent such Indemnified Party, or (iv) the Indemnified Party's counsel shall have advised the Indemnified Party that there may be defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party and that the Indemnifying Party is not able to assert on behalf of or in the name of the Indemnified Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall pay the attorneys' fees of the Indemnified Party to the extent related to the assertion by such counsel of such different and/or additional defenses, but for no other reason); provided, however, that the Indemnifying Party shall not, in connection with any one such Proceeding or separate but substantially similar or related Proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys at any time for all such Indemnified Parties. No Indemnifying Party shall consent to entry of any judgment or enter into any settlement without the consent of the Indemnified Party which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such Proceeding. No Indemnifying Party shall be liable for any settlement of any Proceeding effected without its written consent, which consent shall not be unreasonably withheld.

     (d) Contribution. If the indemnification provided for in this Section 8 is unavailable to an Indemnified Party under Section 8(a) or Section 8(b) (other than by reason of exceptions provided in those Sections) in respect of any Losses, then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses as between the Company, on the one hand, and the Selling Holders, on the other hand, in such proportion as is appropriate to reflect the relative fault of the Company and of the Selling Holders in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and of the Selling Holders, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the party's relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in
Section 8(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or defense of any Proceeding.

     The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph.

     No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     (e) Other Indemnification. Indemnification similar to that specified in the preceding paragraphs of this Section 8 (with appropriate modifications) shall be given by the Company and each Selling Holder with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act. The provisions of this Section 8 shall be in addition to any other rights to indemnification or contribution which an Indemnified Party may have pursuant to law, equity, contract or otherwise.

     (f) Indemnification Payments. The indemnification required by this Section 8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Losses are incurred.

     9. Underwritten Offerings. In connection with each underwritten offering made pursuant to this Agreement, the managing underwriters to be used in the offering will be selected by the Company; provided, that such managing underwriters shall be reasonably satisfactory to the Requisite Percentage of Participating Holders. Notwithstanding the foregoing, the Company shall have no obligation to select or otherwise provide an underwriter for any Demand Registration. If the Company elects not to select the managing underwriters for any underwritten offering made pursuant to this Agreement (other than an underwritten offering made pursuant to a Piggyback Registration), then the managing underwriters to be used in the offering will be selected by the Requisite Percentage of Participating Holders; provided, that such managing underwriters shall be reasonably satisfactory to the Company. The holders of Registrable Securities to be distributed by such underwriters shall be parties to such underwriting agreement and may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also be made to and for their benefit and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also be conditions precedent to their obligations. No holder of Registrable Securities shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such holder and its ownership of the securities being registered on its behalf and such holder's intended method of distribution and any other representation required by law. No Person may participate in any underwritten offering hereunder unless such Person
(a) agrees to sell such Person's Registrable Securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

     10. Term of Agreement. This Agreement shall terminate on the earlier of (i) the fifth anniversary of the date hereof or (ii) the first date on which there ceases to be any Registrable Securities; provided, however, that notwithstanding any termination of this Agreement, the provisions of Section 8 of this Agreement shall survive the termination of this Agreement until the expiration of all periods during which any Proceeding of the type for which indemnity may be claimed under Section 8 ("Indemnifiable Claims") have elapsed, and thereafter until the final and non-appealable resolution of any and all Indemnifiable Claims commenced during such periods and the final resolution between the holders of Registrable Securities and the Company of any and all claims made by any party under Section 8 hereof with respect to those Indemnifiable Claims.

     11. Miscellaneous

     (a) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may be amended, waived or modified only with the written consent of each of (i) the Company and (ii) holders of at least a majority of the Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other holders of Registrable Securities may be given by holders of at least a majority of the Registrable Securities being sold by such holders pursuant to such Registration Statement; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

     (b) Notices. All notices and other communications provided for herein shall be in writing and shall be given or made by telecopy, telegraph or prepaid first class registered or certified mail and shall be delivered as follows:

     1. If to the Company:

        Bucyrus-Erie Company



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



        P.O. Box 500
        1100 Milwaukee Avenue
        South Milwaukee, WI  53172
        Attention:  Vice President and
                    General Counsel
        Telecopy No.:  414-768-5060

     2. If to the holders of Registrable Securities: at the respective "Address for Notices" specified opposite their names on Schedule A attached hereto.

     Except as otherwise provided in this Agreement, all such communications shall be deemed to have been duly given and delivered when transmitted by telecopy or telegraph, personally delivered, or upon receipt if delivered by mail, in each case given or addressed as aforesaid. Any party may, by written notice given as aforesaid, change its address for all subsequent notices and communications.

     (c) Successors and Assigns. No holder of Registrable Securities may assign any or all of its rights under this Agreement, or delegate any of or all of its obligations under this Agreement, to any person or entity (including without limitation any transferee of any Registrable Securities); and, no transferee of any Registrable Securities shall have any rights granted under this Agreement as a result of the transfer of any Registrable Securities to such transferee. Notwithstanding anything to the contrary contained in this Section 11(c), a holder of Registrable Securities may assign its rights or delegate its obligations under this Agreement to one or more direct or indirect wholly owned affiliates (a "Permitted Assignee"). This Agreement may not be assigned by the Company. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the Company and each holder of Registrable Securities listed on Schedule A attached hereto and to any successor to or any Permitted Assignee of such holder and any successor of the Company.

     (d) Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

     (e) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN SUCH STATE, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

     (f) Severability. In the event that any provision of this Agreement, or the application thereof to any person or circumstance, is held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect under present or future laws effective during the effective term of any such provision, such invalid, illegal or unenforceable provision shall be fully severable; and this Agreement shall then be construed and enforced as if such invalid, illegal or unenforceable provision had not been contained in this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

     (g) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     (h) Remedies. Each holder of Registrable Securities, in addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

     IN WITNESS WHEREOF, the Company has executed this Agreement as of the date first written above.

                                    BUCYRUS-ERIE COMPANY



                                    By:   /s/ Phillip W. Mork
                                          ---------------------
                                          Phillip W. Mork
                                          President



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


                  Schedule A to Registration Rights Agreement
                  -------------------------------------------


               Name:                          Address for Notices:
               -----                          --------------------

Jackson National Life                   5901 Executive Drive
  Insurance Company                     Lansing, Michigan  48911
                                        Attention:  Donald A. Pasant,
                                                    CEO and President

Each  person  who after  the date       The address or  addresses
hereof files with the U.S.              indicated on the cover page of
Securities and Exchange                 such beneficial holder's
Commission a Schedule 13D               Schedule 13D as the name,
under the Securities Exchange           address and telephone number
Act of 1934 within the time             of the person authorized to
period contemplated by such             receive notices and
Act indicating that such                communications.
person is the beneficial owner
of not less than 1,000,000
shares of Common Stock which
were issued to such beneficial
holder pursuant to the terms
of the Plan.